MERCANTIL
SERVICIOS FINANCIEROS

03032921

SEC FILE NUMBER 82-4648

Caracas October 13, 2003.

Filing Desk
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn.: Office of International Corporate Finance

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find attached the following documents:

1. copy of a press release announcing that the Company's Board of Directors declared an extraordinary cash dividend of Bs.18 per Class A and Class B common share. Such press release was issued on July 14, 2003.

2. copy of a press release announcing that the Company's Board of Directors called a Regular Shareholders Meeting to be held on August 28, 2003. Such press release was issued on July 31,2003.

3. copy of a press release announcing the Company's results for the second quarter of 2003, which was issued on August 4, 2003, and filed with the CNV and the Caracas Stock Exchange.

4. the 2003 Semi-Annual Report, approved by the General Ordinary Shareholders Meeting held on August 28, 2003, and filed with the Venezuelan Comisión Nacional de Valores (the "CNV") within the seven calendar days following the date of such Meeting. The Semi-Annual Report includes the Notice of General Shareholders Meeting, sent to the CNV and published in widely circulated newspapers, fifteen days prior to the Meeting; the Company's Audited Financial Statements as of June 30, 2003, the Report presented by the Board of Directors, and the Examiners' Report.

5. copy of a press release announcing that the Company's Board of Directors set September 8, 2003, as Record Date, and September 16, 2003, as Payment Date, for the stock dividend of two (2) new fully paid Class A or B common shares per each five (5) outstanding Class A or B shares announced on July 14, 2003. Such press release was issued on August 28,2003.

dw 10/29

6. copy of a press release announcing the approval by shareholders of the Company's results for the first semester of 2003, which was issued on September 1, 2003.

Please have the enclosed copy of this letter date stamped and return it by mail in the attached self-addresses envelope.

Sincerely,

Guillermo Ponce
Secretary to the Board of Directors

MERCANTIL
SERVICIOS FINANCIEROS

Caracas, July 14th, 2003

MERCANTIL ANNOUNCES EXTRAORDINARY CASH AND STOCK DIVIDEND

The Board of Directors of Mercantil Servicios Financieros ("Mercantil"), a Venezuelan financial services holding company (Caracas Stock Exchange: MVZ and Level 1 ADR (OTC): MVSFY) declared an extraordinary cash dividend of Bs. 18 per Class A common share and Class B common share payable on August 10, 2003 to shareholders registered as of July 31, 2003. Therefore, the total sum of cash dividends to be paid during 2003 amounts to Bs. 50.00 per share, well above the requirements of the Venezuelan Capital Markets Law.

Furthermore, Mercantil's Board of Directors agreed to increase the company's subscribed and paid-up capital by up to Bs. 23,594,778,900.00 by issuing up to 85,794,046 new Class A common shares and up to 71,504,480 new Class B common shares. These shares will be distributed as stock dividends to Class A and Class B shareholders at a rate of two new Class A or B common shares per each five outstanding Class A or B shares, once authorized by the National Securities Commission and published according to its regulations, all of this before October 31, 2003.

Mercantil Servicios Financieros is the first and most complete provider of financial services in Venezuela, with presence in 10 countries in the Americas and Europe. In addition to Banco Mercantil, the leader in Venezuela in the deposits market, loan portfolio, agricultural loan portfolio and trusts, there are other important subsidiaries such as Merinvest, a leading investment banking firm in Venezuela; Commercebank, N.A., a commercial bank in the United States with 8 branches in southern Florida, a branch in New York and Loan Production Offices in Houston and Tampa; Banco Mercantil Schweiz AG and an insurance company, Seguros Mercantil. Mercantil has over 6,200 shareholders, among which are several international funds, such as JP Morgan Capital Corporation with a 9.15% participation.

Contact: Investor Relations
Tel.: 58-212-503.1335
e-mail: inversionista@bancomercantil.com

MERCANTIL
SERVICIOS FINANCIEROS

Caracas, July 31st, 2003

Regular Shareholders' Meeting Called

The Board of Directors of Mercantil Servicios Financieros ("Mercantil"), a Venezuelan financial services holding company (Caracas Stock Exchange: MVZ and Level 1 ADR (OTC): MVSFY), called for a Regular Shareholders' Meeting to take place on August 28th, 2003, to consider audited financial statements, results and letters from the Statutory Auditors and Board of Directors for the first semester of 2003. In addition, the meeting will consider a proposal for an ordinary cash dividend for the first quarter of 2004 of Bs. 8.oo per Class "A" common share and Class "B" common share to be paid on February 10th, 2004, to shareholders on record as of January 31, 2004. Moreover, Mercantil's Board of Directors will submit for consideration of the shareholders' meeting a proposal to increase the company's authorized capital up to Bs.165,861,734,400.oo, so that the Board will be authorized to issue up to 552,872,448 new Class A or Class B common shares, all according to the requirements of the Venezuelan Capital Markets Law.

Furthermore, the Board of Directors will submit for consideration of the shareholders' meeting, a proposal to initiate the eighth phase of the repurchase program of the company's shares, through which the Board of Directors is authorized to resolve that the Company buys up to 15% of its Class A and/or Class B common shares at a price no higher than Bs. 4,100.oo per share.

Mercantil Servicios Financieros is the first and most complete provider of financial services in Venezuela, with presence in 10 countries in the Americas and Europe. In addition to Banco Mercantil, the leader in Venezuela in the deposits market, loan portfolio, agricultural loan portfolio and trusts, there are other important subsidiaries such as Merinvest, a leading investment banking firm in Venezuela; Commercebank, N.A., a commercial bank in the United States with 8 branches in southern Florida, a branch in New York and Loan Production Offices in Houston and Tampa; Banco Mercantil Schweiz AG and an insurance company, Seguros Mercantil. Mercantil has over 6,200 shareholders, among which are several international funds, such as JP Morgan Capital Corporation with a 9.15% participation.

Contact: Investor Relations
Tel.: 58-212-503.1335
e-mail: inversionista@bancomercantil.com

FINANCIAL REPORT FOR THE SECOND QUARTER OF 2003

Mercantil Servicios Financieros (MERCANTIL) reports financial results for the quarter ended on June 30, 2003

Caracas Stock Exchange: MVZ – NYSE Level 1 ADR: MSVFY

Caracas, August 04, 2003. MERCANTIL reported Net Earnings of Bs. 76,185 million (US$ 48 million) in the second quarter of 2003, compared to Bs. 72,657 million (US$ 53 million) in the same quarter of 2002. Net Earnings Per Share rose from Bs. 193 (US$ 0.19) in the second quarter of 2002 to Bs. 198 (US$ 0.12) in the second quarter of 2003.

Total Assets amounted to Bs. 10,552,624 million (US$ 6,612 million), 3.5% higher than in March 2003 when Total Assets closed at Bs. 10,192,638 million (US$ 6,386 million). MERCANTIL's subsidiary, Banco Mercantil closed at Bs. 5,157,145 million (US$ 3,231 million) in Total Consolidated Assets (including those of its overseas branches), while the subsidiary Commercebank Holding closed at Bs. 4,898,058 million (US$ 3,069 million) in Total Assets.

As of June 30, 2003 Banco Mercantil occupied first position in Venezuela, with a 15.1% market share of Total Assets, 15.9% of Total Loans, 16% of Total Deposits and 17.4% of Total Assets Under Management. Seguros Mercantil collected premiums of Bs. 89,235 million during the quarter, positioned in second place in the national ranking.

MERCANTIL SERVICIOS FINANCIEROS
Summary of Financial Statements
(In millions, except percentages and income per share)

	Bolivars				US$ Equivalent			
	06-30-03	03-31-03	06-30-02	% Increase (decrease) Vs. 06-30-02	06-30-03	03-31-03	06-30-02	% Increase (decrease) Vs. 06-30-02
Net Income (1)	76,185	51,756	71,657	6.3 %	48	32	64	(25.0)%
Income per share (Bs./share) (1)	191	131	193	(2.6) %	0.12	0.08	0.17	(28.6)%
ROA	2.9%	2.1%	4.2%	(30.1)%	2.9 %	2.1 %	4.2 %	(30.1)%
ROE	29.0%	21.6%	38.0%	(23.7)%	29.0 %	21.6 %	38.0 %	(23.7)%
Total Assets (2)	10,552,624	10,192,639	7,908,365	33.4 %	6,612	6,386	5,849	13.0%
Investment Portfolio (2)	5,033,811	4,542,473	3,135,087	60.6 %	3,154	2,846	2,319	36.0 %
Loan Portfolio (2)	4,015,391	4,086,445	3,483,318	15.3 %	2,516	2,560	2,576	(2.3)%
Deposits (2)	8,319,352	7,989,937	6,159,943	35.1 %	5,213	5,006	4,556	14.4%
Shareholders' Equity (2)	1,101,808	1,002,144	846,227	30.2 %	690	628	626	10.2%

(1)Quarterly average exchange rate: Bs. 1,596 /US$1 2003 (controlled rate) and Bs. 1,111 /US$1 2002
(2) Quarter end exchange controlled rate: Bs. 1,596 /US$1 2003 and Bs. 1,352 /US$1 Jun 2002

ECONOMIC CONDITIONS IN VENEZUELA

During this period, various economic restrictions continued to affect the Venezuelan economy, as during the first quarter of the year, when consequently non-oil activities contracted.
Such restrictions were: 1) a strict foreign exchange control (see below); 2) price controls; 3) major losses in productive capital due to closing of numerous industrial and commercial establishments; and 4) declining consumption and investment. All of this anticipates that Gross Domestic Product in non-oil activities may have undergone yet another contraction. Furthermore, a reduction in the unemployment rate from April's level of 19.1% (2.2 million unemployed workers) appears improbable.

Oil Sector and Reserves


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During the second quarter crude oil production averaged 2.6 million barrels per day, 67,000 barrels per day higher than in the same period of 2002. This possibly resulted in a slight growth in oil GDP, in comparison with the sharp decline of 46.7% observed in the first quarter. During this quarter, the average price of Venezuela's oil export basket reached US$ 23 per barrel, US$ 5.50 per barrel lower than in the first quarter but slightly higher than during the same period of 2002. The improvement in both price and export volume possibly caused a higher value of oil exports in comparison with the first quarter. All of this, in the context of a strict exchange control regime, explains the growth of US$ 3,138 million in the Central Bank's (BCV) international reserves during the quarter, which closed at US$ 16,874 million.

Fiscal Policy

Growing liquidity made it easier for the central government to borrow through issues of Local Public Bonds (DPNs) and Treasury Bills. A total of Bs. 2,284 billion in Treasury Bills were placed during the quarter (53.2% through direct allocation); that figure exceeded maturities of previous issues by Bs. 712 billion. Meanwhile, DPN allocations totaled Bs. 2,697 billion, also exceeding the period's maturities (Bs. 1,513 billion). Net outcome for these transactions was an increase in local public debt by Bs. 1,897 billion.

Money Market

The absence of foreign exchange trading as a mechanism for destroying money was the main reason for the expansion in liquidity during the period. Up to the fourth week of June, liquidity had an 11.9% nominal cumulative growth, in contrast to the 9.5% decline in the same period of 2002. Money Supply continued to be the fastest-growing component, mainly due to the expansion of demand deposits.

Inflation

The Consumer Price Index increased by 5.5% during the second quarter, about half the variation in the preceding quarter (9.4%). This occurred because the impact of currency depreciation implied by the adoption of the foreign exchange control was reflected mainly during the first quarter. Meanwhile the attenuating effect of price controls was reflected in the second quarter. Wholesale prices grew by 5.6%, in comparison with 23.5% in the previous quarter. Inflation, despite its slowing pace, still remains high considering the established controls and the contraction of household consumption.

Foreign Exchange Control

In February 2003 the BCV and the Finance Ministry signed "Foreign Exchange Agreement # 1", thus establishing the new foreign exchange regime to be implemented as a result of the foreign exchange policy agreed by the government and the monetary authority in late January. "Foreign Exchange Agreement No. 2", pursuant to Article 6 of "Foreign Exchange Agreement No. 1", set the official exchange rate at Bs 1,596/US$1 for purchases and Bs 1,600/US$1 for sales.

Moreover, the Foreign Exchange Administration Commission (CADIVI) was created though a presidential decree on February 5, 2003, with the purpose of coordinating, operating, and controlling the foreign exchange regime.

Subsequently, CADIVI signed contracts with various institutions that will serve as intermediaries for foreign exchange transactions executed under CADIVI regulations. During the first half of 2003 CADIVI published a list of priorities set by the government for the distribution of foreign currency. To date, priority has mainly been given to imports of health care articles and food products, and remittances to students abroad.

A new Foreign Exchange Agreement (# 4) was signed in July, regulating the purchase in Bolivars of securities denominated in US Dollars issued by the Republic. These type of transactions had been until now forbidden. This agreement stipulates that: a) the applicable foreign exchange rate for purchases in Bolivars of such securities on the primary market corresponds to the rate established in Foreign Exchange Agreement # 2 and b) subsequent trading in Bolivars on the secondary market can only occur when the BCV determines it. The Agreement also introduces special rules applicable for financing programs developed by Banco de Comercio Exterior (BANCOEX).

ECONOMIC CONDITIONS IN THE UNITED STATES

Economic growth: The U.S. economy grew 1.4% in the first quarter of 2003, 0.5% below the Department of Commerce preliminary calculation. GDP has been gradually growing since the end of 2001, and currently is 3.3% above the peak prior to the 2001 recession (which began in March of that year). The Federal Reserve forecasts a 2.3% GDP growth for this year, but expects the U.S. economy to grow 3.7% in 2004. In the last 18 months, the US Dollar has weakened by nearly 35% against the Euro, making U.S. products relatively cheaper in the global markets and improving exports levels from U.S. companies, which in response may need to increase hiring.



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Unemployment and productivity

Unemployment rate reached 4.6% in June, the highest level in nine months and in nine years. For the fifth consecutive month the U.S. economy lost jobs, after having laid off 70,000 workers in May. Manufacturing contributed to the job decline, loosing 56,000 posts. Information Technology lost 10,000 posts. Employment, which is a key factor in determining when a recession is over, continues to be very weak. Furthermore, on its semiannual report to Congress, the Federal Reserve reduced this year's estimate on economic growth (ranging between 2.5% and 2.75%), and raised its estimate on unemployment rate (ranging between 6.0% and 6.25%).

Consumer price

Prices slightly increased in June, while manufacture output grew, according to two encouraging reports for the world's largest economy. Although the Federal Reserve maintained its February inflation forecast for 2003 (ranging between 1.25% and 1.5%), it estimated a decline on inflation for 2004 (ranging between 1% and 1.5%). Moreover, the Federal Reserve estimated a strong rise in economic growth (ranging between 3.75% and 4.75%). Meanwhile, unemployment is expected to decline (ranging between 5.5% and 6%).

Interest rates

Alan Greenspan, Chairman of the Federal Reserve Board, expressed willingness to maintain low interest rates for some time to come, in order to help the economy recover. Further reducing, if necessary, the Federal Funds rate from its current 1.0% level, the lowest in 45 years, in order to prevent deflation. Structural inflation has lost a good deal of ground this year, intensifying fears that the U.S. economy may fall into deflation, or that a generalized decline in prices may occur, which could lead to economic stagnation. In the last two years, efforts via reduction of interest rates have failed to produce a recovery of the U.S. economy. Greenspan stressed that the Federal Reserve is examining other "alternatives" to jump-start the U.S. economy, concluding that it is unlikely that any of them will be used (Reuters).



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SUMMARY OF ACCOUNTING PRINCIPLES USED TO PREPARE FINANCIAL STATEMENTS

CONSOLIDATION

MERCANTIL's financial statements are presented in conformity with standards issued by the Venezuelan National Securities Commission (CNV). Generally Accepted Accounting Principles in Venezuela are applied where the CNV's regulations are silent. Since these rules require the preparation of financial statements on a consolidated basis, financial statements include the accounts of main subsidiaries:

- Banco Mercantil, C.A., universal bank in Venezuela and its overseas branches
- Commercebank, N.A., bank in the United States
- Seguros Mercantil, insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., bank in Curaçao and its subsidiary Banco del Centro, in Panama
- Banco Mercantil (Schweiz), A.G., bank in Switzerland and its subsidiary BMC Bank & Trust Limited in Grand Cayman
- Merinvest, C.A., brokerage firm in Venezuela

CNV ACCOUNTING STANDARDS

The CNV ruled that MERCANTIL's financial statements must be presented in historical figures for periods subsequent to the fiscal year ended on December 31, 1999. Consequently, in January 2000 MERCANTIL ceased to adjust to inflation its primary financial statements. As a result, fixed assets, among other items, are shown at their inflation-adjusted value up to December 31, 1999. Market value determined by independent appraisers is higher than the inflation adjusted value. New acquisitions are registered at purchase price.

PRINCIPAL SUBSIDIARIES' FIGURES

Mercantil Servicios Financieros, C.A.
Contribution by Subsidiaries (1)
Shareholders´ equity Bs. 1,102 billions (US$ 690 millions)
(As 30 June . 2003, in billions of Bolivars and millions of Dollars, except number of employees)

	Banco Mercantil Bs. 99.69%	Commercebank Holding Corporation Bs. 100%	Holding Mercantil Int'l (3) Bs 100%	Seguros Mercantil Bs. 100%	Merinvest Bs. 100%	Mercantil Inv. y Valores Bs. 100%	TOTAL CONSOLIDATED Bolivars	TOTAL CONSOLIDATED US$
Shareholders´ equity	686	252	57	79	36	34		
Total assets	5,069	4,898	268	227	38	63	10,553	6,612
Investment portfolio	2,366	2,395	72	121	36	44	5,034	3,154
Loan portfolio	1,483	2,364	168	0	0	0	4,015	2,516
Deposits (2)	3,970	4,124	225	0	0	0	8,319	5,213
Net income:								
Semester	83	21	2	7	12	3	128	80
Quarter	51	11	3	1	9	1	76	48
Number of employees	5,916	567	36	1,069	56	91	7,737	

(1) Financial information in accordance with the rules of the CNV. Figures are net of elimination of inter-company transactions. Exchange controlled Rate: Bs. 1,596/US$1

(2) Additionally, there is Bs. 43,232 million in securities sold under agreements to purchase, recorded in Memorandum Accounts.

(3) Holding Mercantil Internacional consolidates Banco Mercantil Venezolano, N. V. and Banco Mercantil (Schweiz) AG

ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF INCOME

Financial Margin After Provisions								
	Quarter ended on		Increase (decrease)		Semester ended on		Increase (decrease)	
(In millions of Bolivars, except percentages)								
	06-30-03	06-30-02	Bolivars	%	06-30-03	06-30-02	Bolivars	%
Interest Income	267,187	271,166	(3,979)	(1.5)%	551,013	442,348	108,665	24.6 %
Interest Expense	73,329	122,560	(49,231)	(40.2)%	169,400	170,737	(1,338)	(0.8)%
Gross Financial Margin	**193,858**	**148,606**	**45,252**	**30.5 %**	**381,613**	**271,611**	**110,002**	**40.5 %**
Provision for Losses on Loan Portfolio	**57,449**	**39,658**	**17,791**	**44.9 %**	**106,196**	**59,236**	**46,959**	**79.3 %**
Net Financial Margin	136,408	108,948	27,461	25.2 %	275,418	212,375	63,043	29.7 %

Growth in financial assets and liabilities in relation to June 2002 in both the operations in Venezuela and abroad, significantly affected the performance of Gross Financial Margin, offsetting the important decrease on interest rates in Venezuela in respect of the second quarter of 2002. US Interest rates in US Dollars remained at their lowest levels in recent decades.
This year's growth in financial assets and liabilities came to 39.1% and 36.3% respectively, in Venezuela and 14.7% and 12.6% (in US Dollars terms) overseas.

Interest rates published by the BCV, reflecting the average of the country's six largest banks, were as follows:

Interest Rates (%)				
		Loan	CD 90 days	Spread Marginal
	II Quarter 2003	26%	17%	9.39
	II Quarter 2002	41%	34%	7.12
Change		-15%	-17%	2.26

LOAN LOSS PROVISION

The provision expense for the second quarter of 2003 amounted to Bs. 57,449 million (US$ 36 million), resulting in a total cumulative provision of Bs. 211,529 million (US$ 133 million) as of June 30, 2003. A total of Bs. 53.469 billion in credits were written down during the second quarter.

The provision expense was 44.9% higher in the second quarter than in the comparable period of 2002, mainly due to higher provisions for losses on the loan portfolio in Venezuela.

COMMISSIONS, OTHER INCOME, AND INSURANCE PREMIUMS, NET OF CLAIMS

	Operating Income							
	Quarter ended on		Increase (decrease)		Semester ended on		Increase (decrease)	
	(In millions of Bolivars, except percentages)							
	06-30-03	06-30-02	Bolivars	%	06-30-03	06-30-02	Bolivars	%
Net Financial Margin	136,410	108,948	27,461	25.2 %	275,418	212,375	63,043	29.7 %
Commissions and Other Income	**91,451**	**124,935**	**(33,484)**	**(26.8)%**	**186,661**	**186,101**	**560**	**0.3 %**
Insurance Premiums, Net of Claims	11,330	4,637	6,693	144.3 %	17,438	9,887	7,551	76.4 %
Operating Income	239,191	238,521	670	0.3 %	479,516	408,362	71,154	17.4 %

During the second quarter of 2003, Commissions and Other Income declined 26.8% (Bs. 33,482 million) in relation to the comparable period of last year. This variation, aside from including the currency devaluation effect on financial statements of Bs. 1,946 million, principally comprises the following factors:

- A Bs. 3,351 million reduction in Income from Foreign Currency Transactions, given that customers were not able to execute foreign exchange transactions because of the suspension of foreign currency trading in Venezuela on January 2003 (see Economic Conditions in Venezuela)
- A Bs. 56,001 million decrease in net income from Foreign Exchange Rate Differences. During the second quarter of 2002, the long position in foreign currency of Venezuelan subsidiaries generated Bs. 66,234 million in exchange gains as a consequence of the Bolivar's devaluation against the US Dollar from Bs 893/US$1 to Bs 1,352/US$1. Throughout the second quarter of 2003 the controlled exchange rate remained unchanged at Bs 1,597/US$1
- A Bs. 8,179 million growth in securities trading, reflecting a higher market penetration that allowed more activity of investment portfolios
- The release of Bs. 10 billion in exchange rate provisions in place since the end of 2002.

OPERATING EXPENSES

Net Income								
	Quarters ended on		Increase (decrease)		Semestres ended on		Increase (decrease)	
(In million of Bolivars, except percentages and income per share)								
	06-30-03	06-30-02	Bolivars	%	06-30-03	06-30-02	Bolivars	%
Operating Income	239,191	238,52	671	0.3 %	479,516	408,361	71,155	17.4 %
Operating Expenses	**155,636**	**150,014**	**5,623**	**3.7 %**	**335,495**	**279,313**	**56,182**	**20.1 %**
Taxes (Current and Deferred)	(7,162)	(16,667)	(9,505)	(57.0) %	(15,789)	(23,371)	(7,582)	(32.4)%
Minority Interest	(208)	(182)	26	(14.4)%	(292)	-290	2	0.7 %
Net Income	**76,185**	**71,657**	**4,528**	**6.3 %**	**127,94**	**105,388**	**22,552**	**21.4 %**
Income per Share (Bs./share)	191	193	(2)	(0.9)%	321	283	49	17.3 %
Income per Share ($./share)	0.12	0.17	(0.05)	(28.5)%	0.20	0.28	(0.07)	(26.2)%

During the second quarter of 2003, Operating Expenses rose 3.7% (Bs. 5,623 million) when compared with the same period of 2002. If the Bs. 10,704 million devaluation effect is excluded, the result is a decrease in expenses in real terms of 3.4% (Bs. 5,082 million).

The ratio Operating Expenses to Average Assets, which serves as the efficiency index, declined from 8.5% in June 2002 to 5.8% in June 2003. As shown in the accompanying figure, this index underwent a substantial reduction.



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MERCANTIL has continued to make significant efforts in order to reduce costs. This includes improved control over the use of services and suppliers, as well as shifting customer transactions to less expensive channels, while providing them with better service. Moreover, a project is underway for evaluating the location and level of utilization of Banco Mercantil's branches in Venezuela, which led to closing 29 agencies during the second quarter of this year (22 in the first half), relocating customers to nearby agencies who have the infrastructure to serve them.

NET INCOME

Mercantil has showed an upward trend in its financial results, as illustrated by ROE and ROA indicators


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BALANCE SHEET

Below are some remarks on the principal Balance Sheet variations during the second quarter of 2003, with regard to the figures for March 31, 2003. This year's second quarter's figures are also compared with those for the same period of 2002.

Financial statements are found on Annex I of this report.

SUMMARY OF BALANCE SHEET

(Million, except percentage)

	06-30-03 US$(1)	06-30-03 Bs	03-31-03 Bs	06-30-02 Bs	Jun 2003 Vs. Mar 2003 Increase (decrease)	%	Jun 2003 Vs. Jun 2003 Increase (decrease)	%
Total Assets	6,612	10,552,624	10,192,639	7,908,365	359,985	3.5 %	2,644,259	33.4 %
Investment Portfolio	3,154	5,033,811	4,542,473	3,135,087	491,338	10.8 %	1,898,724	60.6 %
Loan Portfolio	2,516	4,015,391	4,086,445	3,483,318	(71,054)	(1.7)%	532,073	15.3 %
Other Assets	209	333,781	337,557	311,094	-3,776	(1.1)%	22,687	7.3 %
Deposits	5,213	8,319,352	7,989,937	6,159,943	329,415	4.1 %	2,159,409	35.1 %
Shareholders´ Equity	690	1,101,808	1,002,144	846,227	99,664	9.9 %	255,581	30.2 %
Assets in Trust	1,813	2,892,798	2,731,913	2,265,432	160,885	5.9 %	627,366	27.7 %
Housing Mutual Fund	272	434,368	407,534	333,834	26,834	6.6 %	100,534	30.1 %
Assets Under Management (2)	217	346,275	338,464	262,018	(7,811)	(2.3)%	(84,257)	(32.2)%

(1) Exchange controlled Rate: Bs. 1,596/US$1
(2In addition, MERCANTIL manages other assets under trust contracts for US$ 700 millions, amount included in the Asset in Trust account

A concise description of assets and liabilities in foreign currency as of June 30, 2003 is presented bellow:

(In Thousand of US dollars)			
Assets:		**Liabilities:**	
Cash	39,897	Deposits	2,822,880
Investment Portfolio	1,774,030	Financial Liabilities	210,319
Loan Portfolio	1,747,530	Other Liabilities	16,156
Other Assets	25,691	*Subordinated Debt*	86,25
		Preferred Stocks	432
	3,587,148		3,135,605

TOTAL ASSETS

MERCANTIL's Total Assets grew 3.5% (Bs.359,985 millions) in relation to March 2003 This growth was concentrated in Banco Mercantil, mainly due to the significant increase in liquidity as a result of the exchange control regime:

Assets by Location
Total Bs. 10.552.624 millions
US$ 6.612 millions
June 2003



United States of America (48 %)
Others (5 %)
Venezuela (47 %)

Assets by Currency
Total Bs. 10.552.624 millions
US$ 6.612 millions
June 2003



Bolivars (54%)
US$ (46 %)

CASH AND DUE FROM BANKS AND INVESTMENT PORTFOLIO

The 10.8% growth in MERCANTIL's Investment Portfolio includes a 44.5% growth in operations in Venezuela, mainly with the Central Bank (BCV). In March 2003 the BCV notified institutions on its general registry for securities operations that, from then on, balances held under "Liquidity absorption and injection operations" could not exceed 30% of net liabilities. This generated an increase in Banco Mercantil's cash and due from banks, given the lower credit demand and both the regulatory and internal limits on investment portfolio concentration. The measure was revoked in May 2003, allowing Banco Mercantil to increase Central Bank placements by Bs. 683,137 million during the second quarter.

Total Investments in Securities Issued or Guaranteed by the Nation (excluding the BCV) represent 0.5 times MERCANTIL's shareholder's equity and 6.2% of total assets. They represent 0.8 times Banco Mercantil's shareholder's equity and 11.97% of the Bank's assets. As of June 30, 2003, MERCANTIL held 3.7% of the securities issued by the Venezuelan Government.

Below is a figure illustrating Investment Portfolio distribution as of June 30, 2003 and March 31, 2003:

INVESTMENT PORTFOLIO DISTRIBUTION BY ISSUER


50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Venezuelan Gov.
BCV
Venezuelan Private
US Gov.
US Agencies
Int'l Priv.
MARCH 2003
JUNE 2003

Investment Portfolio as of June 30, 2003, distributed by company, by issuer, and by currency, is as follows:

Investment Portfolio Distribution (In millions)									
		Government Venezuelan	BCV	Venezuelan Private	US Government	US Agencies	Private Int'l	TOTAL	TOTAL Bs.
Banco Mercantil	Bs.	482,639	1,573,137	27,228	0	0	0	2,083,004	2,083,004
	US$	6	0	18	56	37	61	177	282,752
Commercebank	US$	0	0	0	1,047	348	104	1,499	2,391,732
Seguros Mercantil and Others	Bs.	80,402	0	1,488	0	0	0	81,890	81,890
	US$	1	0	14	64	0	43	122	194,433
TOTAL									5,033,813

LOAN PORTFOLIO

The 1.6% decline in MERCANTIL's Gross Loan Portfolio includes a 4.8% growth in overseas operations and a 9.5% reduction in operations in Venezuela, the latter reflecting the weak credit demand in the country, as a result of the significant economic downturn occurred during the I Q of 2003 (GAP declined 29%)

During the second quarter of 2003 the Loan Portfolio of the Venezuelan financial system decreased 5.4%. As of June 30, 2003, Banco Mercantil held first place in the Venezuelan financial system in terms of Loans, with a 15.9% market share. MERCANTIL's loan portfolio's quality remains high, with a 2.4% ratio of Past-Due and In-Litigation Loans to Gross Loan Portfolio. The corresponding indicator for Commercebank and Banco Mercantil are 0.8% and 5.3%, respectively, in comparison with 7.8% for the Venezuelan financial system as a whole.
Over 95.3% of MERCANTIL's Loan Portfolio is Current (94.3% as of March 31, 2003).
Appendix II provides a breakdown of Loan Portfolio by economic activity, risk classification, geographic location, and maturity.

Loan Portfolio by Subsidiary
Total Bs. 4.015.392 millions
US$ 2.516 millions
June 2003



4,2%
31,2%
58,9%
5,7%
Banco Mercantil
Overseas agencies of Banco Mercantil
Commercebank N.A
Holding Mercantil International and others

DEPOSITS

During the quarter, MERCANTIL's Deposits grew 4.1%, which includes a 3.3% reduction in overseas operations and a 12.1% increase in operations in Venezuela.

Banco Mercantil reached a 16.5% market share of Deposits and a 14.8% market share of Deposits and Investments sold under agreement of repurchase in Venezuela. This places the Bank in first place in the national banking system as of June 30, 2003. The variation in deposits is related to changes in conditions in the Venezuelan financial system (see Economic Conditions in Venezuela).

Deposits
Total Bs. 8.319.352 millions
US$ 5.213 millions
June 2003


33%
27%
41%
Cheking Accounts
Saving Accounts
Time Deposits

SHAREHOLDER'S EQUITY

In the second quarter of 2003, Shareholder's Equity grew by Bs. 99,664 million (10%). This increase was mainly generated by the quarter's Bs. 76,185 million in net earnings and by the adjustment of investments available for sale of Bs. 23,200 million, mainly from MERCANTIL's stock holdings in Compañía Nacional de Teléfonos de Venezuela (CANTV) and Bancolombia, a commercial bank in Colombia.

As of June 30, 2003, MERCANTIL's Shareholder's Equity to Total Assets ratio reached 10.4%. The ratio Shareholder's Equity to Risk-Weighted Assets was 22.9% in accordance with CNV standards, the required minimum being 8%. This indicator according to Basel standards was 22.9% As of June 30, 2003, Banco Mercantil's Shareholder's Equity to Total Assets ratio reached 13.1% and at its ratio Shareholder's Equity to Risk-Weighted Assets amounted to 24.8%, according to Venezuelan Banking Superintendency standards. The corresponding figures for Commercebank N.A. are 6.3% and 10.4%, respectively, in accordance with Basel standards.

CORPORATE HIGHLIGHTS

Cash Dividends

A dividend of Bs. 8.00 per outstanding Class A and B common share was paid on February 10, 2003. This dividend was approved at the Regular Shareholder's Meeting on September 20, 2002.

An ordinary cash dividend was approved at the Regular Shareholders Meeting on February 26, 2003, at a rate of Bs. 8.00 per outstanding Class A and B common share, for the second, third, and fourth quarters of 2003. The first dividend was paid in May, and the remaining payments will be made in August and November 2003.

Additionally, the Board of Directors was authorized to declare up to Bs. 32 billion of dividends whether in cash or in stock. Stocks dividends will be directly related to capital increases within authorized capital. These dividends will be distributed to holders of the Class A and B common shares, in the amount, frequency, and date determined by the Board, all prior to December 31, 2003.

At its meeting on 14 July 2003, the Board of Directors approved an extraordinary cash dividend of Bs. 18.00 per Class A and B common share, payable on August 10, 2003 to shareholders on record as of July 31, 2003. Therefore, total sum of cash dividends to be paid during 2003 amounts to Bs. 50.00 per share.

Stock Dividends

During its meeting on 14 July 2003, the Board of Directors agreed to increase MERCANTIL's subscribed and *paid-up capital by Bs. 23,594,778,900.00 by issuing up to 85,794,046 new Class A common shares and up to* 71,504,480 Class B common shares These shares will be distributed as stock dividends to Class A and Class B shareholders at a rate of two new Class A or B common shares per each five outstanding Class A or B shares, once authorized by the National Securities Commission and published according to its regulations, all of this before October 31, 2003.

Issuance of Unsecured Debt and Commercial Paper

MERCANTIL's Board of Directors was authorized at the Regular Shareholders Meeting on February 26, 2003 to perform one or more issues of Unsecured Debt and/or Commercial Paper within a two-year period and to place them through Public or Private Offerings, in Venezuela or abroad, for an amount up to US$ 100,000,000 or its equivalent in Bolivars. Liabilities will mature in no less than 360 days nor more than 7 years, and Commercial Paper will mature in no less than 15 days nor more than 360 days.

In May 2003 the CNV authorized MERCANTIL to conduct a Bs. 40 billion issue of unsecured debt. The issue was entirely placed, with terms ranging from 1 to 2 years and with a variable interest rate between 84% and 90% of the average lending rate from the country's six largest commercial banks published by the BCV.

Seguros Mercantil Reaches Second Place in the Venezuelan Ranking

As of May 31, 2003, Seguros Mercantil reached second place in the ranking of Venezuelan insurance companies, with a total of Bs. 89,235 million in net collected premiums. Thus becoming the second largest among the country's 49 insurance companies, with an 11% market share and reporting a 43.5% growth in the semester.

During the second quarter of the year, Seguros Mercantil sold its majority stake in Nova, a company that provides home emergency medical care. This is one of the initiatives that will allow the company to continue attaining its cost reduction targets.

Banco Mercantil (Schweiz) AG – Switzerland

Banco Mercantil Suiza (Schweiz), A.G. continues expanding its operations, mainly in the area of Private Banking. It recently launched the "Cuenta Máxima" account to the market. This account combines a banking account with an investment account and allows performing on line multi-currency transactions (US$, Euros, CHF) as well making international transfers, accessing transactional information and account statements on line, and using a MasterCard debit card. Through Cuenta Máxima customers have access to advisory on investment decisions, mutual funds, and other products chosen for their quality in terms of credit, risk, and potential return.

Mercantil's Project For Adjusting The Organizational Model

MERCANTIL is currently engaged in a project, with advisory from the business consulting firm, McKinsey designed to make adjustments on its organizational and business models to contribute with the continuing development of the strategic agendas by area and of the value proposals by business segment for all of MERCANTIL's units in Venezuela and abroad.

This is a continuation of MERCANTIL's Strategic Planning process underway, which provided the framework for the guidelines for the 2003-2007 Strategic Plan. The plan aims to reinforce MERCANTIL as the independent financial corporation of reference in the banking, assets under management, and insurance businesses in the markets we serve. To achieve this challenging goal, we are fine tuning value proposals that allow us to identify our customers' needs, and to offer them products and services well suited to satisfy those needs. These value proposals lead us to continue developing the Strategic Agendas, which are the set of actions and initiatives MERCANTIL will implement to deliver these proposals to its customers.

Commercebank Opens a New Loan Office in Tampa

Commercebank opened a Loan Production Office in Tampa, Florida. It is the bank's second office of this kind, the first one is located in Houston, Texas. Commercebank also has eight branches in Florida and one in New York, and plans to open two new branches in Miami-Dade County (South Florida) this year. The opening of the second Loan Production Office reflects Tampa's ongoing growth, and especially that of its real estate market, which makes it a highly attractive area for expansion.

AWARDS AND ACKNOWLEDGMENTS

Mercantil Wins First Place In Trademark Ranking

Mercantil reached first place as the strongest and most widely accepted trademark in the Banking and Finance category, according to the "Ranking of the Most Powerful Trademarks in Venezuela" compiled by the Publicidad & Mercadeo journal through the firm Directa Consultores (May 2003 edition). In the top-of-mind study, Mercantil ranked 13th among the 50 most important trademarks in Venezuela, and first among financial institutions. 150 individuals were surveyed, who were marketing and advertising managers from leading companies in the country, branding experts, and university students in the final semesters in Marketing and Advertising. Top-of-mind consists of the first trademark an individual recalls. To questions such as "Which trademark or trademarks do you recognize as the most outstanding in Venezuela?" and "Which trademark used in Venezuela do you think is most firmly rooted in sentiment of Venezuelans?", Mercantil won first place.

Commercebank, "Bank Of The Year"

In May 2003, Commercebank received the "Bank of the year" award from Latin Builders Association, an organization comprised of more than 700 members including builders, urban developers, bankers, and other professionals. The award recognizes the bank's activity in the real estate area, and its demonstrated commitment to the community's well-being. Commercebank's real estate loans portfolio, the bank's largest, is symbolic of the organization's commitment to development throughout South Florida. The bank has a broad range of real estate and commercial loan products, designed to help businesses and individuals at all phases of their projects.

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(Millions of Bolivars, except percentages)

					Jun 2003 Vs. Mar 2003		Jun 2003 Vs. Jun 2002	
	US$(1)				Increase		Increase	
	06/30/2003	06/30/2003	03/31/2003	06/30/2002	(decrease)	%	(decrease)	%
CASH AND DUE FROM BANKS:								
Cash	63	99,788	104,768	81,761	-4,98	(4.8)%	18,027	22.0%
Banco Central de Venezuela	324	517,278	533,296	331,952	-16,018	(3.0)%	185,326	55.8%
Venezuelan Banks and Other Financial Institutions	3	4,353	6,806	5,402	-2,453	(36.0)%	-1,049	(19.4)%
Foreign and Correspondent Banks	32	50,655	113,877	68,767	-63,222	(55.5)%	-18,112	(26.3)%
Pending Cash Items	79	125,562	100,713	106,663	24,849	24.7%	18,899	17.7%
Provision for Cash and Due from Banks	-1	-1,079	-1,079	-1,329	0	0.0%	250	18.8%
	499	**796,557**	**858,381**	**593,216**	**-61,824**	**(7.2)%**	**203,341**	**34.3%**
INVESTMENT PORTFOLIO:								
Investments in Trading Securities	7	11,901	21,285	9,183	-9,384	(44.1)%	2,718	29.6%
Investments in Securities Available for Sale	1,716	2,738,881	2,861,383	2,028,896	-122,502	(4.3)%	709,985	35.0%
Investments in Securities Held to Maturity	271	433,241	455,267	362,84	-22,026	(4.8)%	70,401	19.4%
Share Trading Portfolio	63	100,554	68,932	70,542	31,622	45.9%	30,012	42.5%
Investments in Time Deposits and Placements	962	1,534,699	857,874	408,603	676,825	78.9%	1,126,096	275.6%
Restricted Investments	134	214,537	277,732	255,022	-63,195	(22.8)%	-40,485	(15.9)%
	3,154	**5,033,813**	**4,542,473**	**3,135,086**	**491,34**	**10.8%**	**1,898,727**	**60.6%**
LOAN PORTFOLIO:								
Current	2,525	4,030,141	4,049,327	3,454,042	-19,186	(0.5)%	576,099	16.7%
Rescheduled	60	95,361	109,69	127,025	-14,329	(13.1)%	-31,664	(24.9)%
Past Due	51	81,566	108,876	85,188	-27,31	(25.1)%	-3,622	(4.3)%
In Litigation	12	19,853	26,101	19,394	-6,248	(23.9)%	459	2.4%
	2,648	**4,226,921**	**4,293,994**	**3,685,649**	**-67,073**	**(1.6)%**	**541,272**	**14.7%**
Allowance for Losses on Loan Portfolio	-133	-211,529	-207,549	-202,331	-3,98	(1.9)%	-9,198	1.9%
	2,516	**4,015,392**	**4,086,445**	**3,483,318**	**-71,053**	**(1.7)%**	**532,074**	**15.3%**
INTEREST AND COMMISSIONS RECEIVABLE	66	105,921	100,094	102,565	5,827	5.8%	3,356	3.3%
LONG-TERM INVESTMENTS	9	14,371	13,049	11,401	1,322	10.1%	2,97	26.1%
ASSETS AVAILABLE FOR SALE	11	17,121	18,851	28,048	-1,73	(9.2)%	-10,927	(39.0)%
PROPERTY AND EQUIPMENT	148	235,671	235,789	243,636	-118	(0.1)%	-7,965	(3.3)%
OTHER ASSETS	209	333,781	337,557	311,094	-3,776	(1.1)%	22,687	7.3%
TOTAL ASSETS	**6,612**	**10,552,627**	**10,192,639**	**7,908,364**	**359,988**	**3.5%**	**2,644,263**	**33.4%**

(1) Quarter end exchange controlled rate: Bs. 1,596/US$ 1

ANNEX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(Millions of Bolivars, except percentages)

	US$(1)				Jun 2003 Vs. Mar 2003		Jun 2003 Vs. Jun 2002	
					Increase		Increase	
	06/30/2003	06/30/2003	03/31/2003	06/30/2002	(decrease)	%	(Disminución)	%
DEPOSITS:								
Non-interest Bearing	753	1,201,862	1,094,037	916,173	107,825	9.9 %	285,689	31.2 %
Interest-Bearing	1,36	2,171,318	1,823,074	1,185,109	348,244	19.1 %	986,209	83.2%
Savings Deposits	1,709	2,728,297	2,774,230	2,057,969	-45,933	(1.7)%	670,328	32.6 %
Time Deposits	1,39	2,217,875	2,298,596	2,000,692	-80,721	(3.5)%	217,183	10.9 %
	5,213	8,319,352	7,989,937	6,159,943	329,415	4.0 %	2,159,409	35.1 %
DEPOSITS AUTHORIZED BY THE NATIONAL								
SECURITIES AND EXCHANGE COMMISSION								
Publicly Traded Debt Securities Issued by MSF	68	108,124	66,736	69,503	41,388	62.0 %	38,621	55.6 %
	68	108,124	66,736	69,503	41,388	62.0 %	38,621	55.6 %
FINANCIAL LIABILITIES	241	384,26	401,158	324,219	-16,898	(4.4)%	60,041	18.5 %
INTEREST AND COMMISSION PAYABLE	11	17,509	27,475	22,864	-9,966	(36.3)%	-5,355	(23.4)%
OTHER LIABILITIES	302	481,468	571,556	395,435	-90,088	(15.8)%	86,033	21.8 %
SUBORDINATED DEBT	86	137,655	131,271	87,847	6,384	4.9 %	49,808	56.7 %
TOTAL LIABILITIES	5,92	9,448,368	9,188,133	7,059,811	260,235	3.0%	2,388,557	33.8
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2	2,448	2,361	2,325	87	3.7 %	123	5.3 %
PATRIMONIO								
Paid-in Capital	37	59,344	59,344	58,648	0	0.0 %	696	1.2 %
CAPITAL INFLATION ADJUSTMENT	120	191,709	191,709	191,709	0	0.0 %	0	0.0 %
SHARE PREMIUM	38	59,874	63,57	63,57	-3,696	(5.8)%	-3,696	(5.8)%
CAPITAL RESERVE	101	161,614	161,614	161,244	0	0.0 %	370	0.2%
TRANSLATION ADJUSTMENT OF NET ASSETS OF SUBSIDIARIES ABROAD	101	161,375	156,779	108,57	4,596	2.9 %	52,805	48.6 %
RETAINED EARNINGS	270	430,969	354,237	265,267	76,732	17.8 %	165,702	62.5 %
SHARES REPURCHASED HELD BY SUBSIDIARIES	-7	-10,731	-9,563	-26,411	-1,168	12.2 %	15,68	59.4%
UNREALIZED GAIN FROM RESTATEMENTS OF INVESTMENTS AVAILABLE								
FOR SALE AT MARKET VALUE	30	47,654	24,454	23,63	23,2	94.9 %	24,024	101.7 %
TOTAL SHAREHOLDERS' EQUITY	690	1,101,808	1,002,144	846,227	99,664	9.9 %	255,581	30.2 %
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,612	10,552,624	10,192,638	7,908,363	359,986	3.4 %	2,644,261	33.4 %

(1) Quarter end exchange controlled rate: Bs. 1,596/US$ 1

ANNEX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED STATEMENT OF INCOME
UNAUDITED FIGURES
(Millions of Bolivars, except percentages)

	Quarter ended on		Increase (decrease)		Semester Ended on		Increase (decrease)	
	06/30/2003	06/30/2002	Bolivares	%	06/30/2003	06/30/2002	Bolivares	%
INTEREST INCOME:								
Income from Cash and Due from Banks	4,098	4,094	4	0.1%	8,74	11,95	-3210	(26.9)%
Income from Investment Securities	121,152	105,351	15,8	15.0%	227,88	136,763	91,118	66.6%
Income from Loan Portfolio	141,937	161,721	-19,783	(12.2)%	314,392	293,636	20,757	7.1%
INTEREST INCOME	267,187	271,166	-3,979	(1.5)%	551,013	442,348	108,665	24.6%
INTEREST EXPENSE								
Interest for Demand and Savings Deposits	24,375	14,692	9,683	65.9%	49,989	26,398	23,592	89.4%
Interest for Time Deposits	37,639	95,135	-57,496	(60.4)%	95,066	121,156	-26,09	(21.5)%
Interest for Securities Issued by the Bank	4,799	8,125	-3,326	(40.9)%	10,529	13,728	-3,199	(23.3)%
Interest on Financial Liabilities	6,516	4,608	1,908	41.4%	13,818	9,456	4,36	46.1%
INTEREST EXPENSE	73,329	122,56	-49,231	(40.2)%	169,4	170,737	-1,338	(0.8)%
GROSS FINANCIAL MARGIN	193,858	148,606	45,252	30.5%	381,613	271,611	110,002	40.5%
PROVISION FOR LOSSES LOAN PORTFOLIO	57,449	39,658	17,791	44.9%	106,196	59,236	46,959	79.3%
NET FINANCIAL MARGIN	136,41	108,948	27,461	25.2%	275,418	212,375	63,043	29.7%
COMMISSIONS AND OTHER INCOME								
Trust Fund Operations	4,299	3,411	888	26.0%	8,481	7,085	1396	19.7%
Foreign Currency Transactions	180	8,193	-8,013	(97.8)%	2,868	14,232	-11,364	(79.9)%
Commissions on Customer Account Transactions	17,914	15,665	2,249	14.4%	31,794	30,186	1,608	5.3%
Commissions on Letters of Credit and Guarantees Granted	1,35	1,172	178	15.1%	2,744	2,263	480	21.2%
Equity in Long-Term Investments	1,703	2,217	-513	(23.2)%	4,641	4,119	522	12.7%
Exchange Gains and Losses	10,233	66,234	-56	(84.5)%	49,168	84,344	-35,176	(41.7)%
Income (Loss) on Sale of Investment Securities	8,179	5,365	2,814	52.5%	15,827	3,899	11,928	305.9%
Other Income	47,593	22,679	24,914	109.9%	71,139	39,974	31,166	78.0%
TOTAL COMMISSIONS AND OTHER INCOME	91,451	124,935	-33,484	(26.8)%	186,661	186,101	560	0.3%
INSURANCE PREMIUMS, NET OF CLAIMS								
TOTAL INSURANCE PREMIUMS, NET OF CLAIMS	11,33	4,637	6,693	144.3%	17,438	9,887	7,551	76.4%
OPERATING INCOME	239,191	238,521	670	0.3%	479,516	408,362	71,154	17.4%
OPERATING EXPENSES								
Salaries and employee benefits	70,106	56,615	13,491	23.8%	135,473	113,084	22,389	19.8%
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Others	25,903	28,337	-2,435	(8.6)%	56,671	52,582	4,089	7.8%
Fees paid to regulatory agencies	5,073	3,788	1,285	33.9%	10,088	7,653	2,436	31.8%
Other operating expenses	54,554	61,273	-6,719	(11.0)%	133,262	105,994	27,269	25.7%
TOTAL OPERATING EXPENSES	155,636	150,014	5,623	3.7%	335,495	279,313	56,182	20.1%
INCOME BEFORE TAXES EXTRAORDINARY ITEM AND MINORITY INTEREST	83,555	88,507	-4,952	(5.6)%	144,022	129,05	14,972	11.6%
TOTAL TAXES	7,162	16,667	-9,505	(57.0)%	15,789	23,371	-7,582	(32.4)%
Minority interest	208	182	26	14.4%	292	290	2	0.7%
NET INCOME	76,185	71,657	4,528	6.3%	127,94	105,388	22,552	21.4%
NET INCOME IN US$ (1)	48	102	54	52.8%	80	105	25	23.6%

(1) Quarterly average exchange rate: Bs. 1,596/US$ 1

ANNEX I

MERCANTIL SERVICIOS FINANCIEROS, C.A. CONSOLIDATED STATEMENT OF CASH FLOWS UNAUDITED FIGURES (Millions of Bolivars)	Quarter ended on		For the six months period ended on	
	06-30-03	06-30-02	06-30-03	06-30-02
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	76,184	71,656	127,940	105,388
Adjustments to reconcile net income to net cash provided dy operating activities -				
Depreciation y amortization	14,506	17,925	31,252	32,715
Provision for losses on the loan portfolio	57,449	39,657	106,196	59,236
Employee termination benefits paid	(8,496)	(5,732)	(13,657)	(14,081)
Accrual for other assets	6,005	5,177	13,574	14,469
Privision for other assets	3,693	6,534	8,730	12,718
Net change in operating accounts -				
Interest and commissions receivable	(5,827)	(21,253)	(13,356)	(39,471)
Other assets	(5,452)	(12,505)	(17,774)	(35,883)
Other liabilities	(97,562)	6,085	36,418	129,756
Minority interest payable	87	211	130	(13,038)
Net cash provided by operating activities	40,587	107,757	279,253	251,810
CASH FLOWS FROM INVESTING ACTIVITIES				
Net change in investments securities	185,488	(825,711)	(210,868)	(1,288,416)
Net change in loan portfolio	18,200	(872,547)	(149,006)	(951,869)
Net change in investments in subsidiaries and affiliates	(1,322)	(1,607)	(362)	(1,006)
Additions to fixed assets, net of depreciation and write-offs	(7,120)	(13,819)	(13,803)	(19,879)
Net cash flows from investing activities	195,246	(1,713,685)	(374,039)	(2,261,170)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net change in deposits	329,415	1,556,062	960,828	1,741,208
Net change in short-term laibilities	(18,898)	129,699	4,688	140,643
Net change in publicly traded debt securities issued by CNV	41,388	3,233	40,343	9,689
Net change in subordinated debt	6,384	29,787	22,546	38,643
Cash dividends	(3,150)	(2,615)	(6,304)	(5,260)
Shares repurchased	(1,170)	(2,935)	(1,236)	(7,997)
Restatement of investments available for sale	23,200	28,457	19,269	33,355
Net cash flows from financing activities	379,169	1,741,688	1,040,134	1,950,281
CASH AND DUE FROM BANKS				
Net increase for the period	615,002	135,760	945,348	(59,079)
At the beginning of the period	1,716,254	866,059	1,385,908	1,060,898
At the end of the period	**2,331,256**	**1,001,819**	**2,331,256**	**1,001,819**

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Capital stock	Capital inflation adjusment	Paid-in surplus	Legal Reserve	Traslation adjustment of the assets insubsidiaries abroad	Retained earnings	Shares repurchased held by the subsidiaries	Income (loss) on investments available for sale	Total shareholders' equity
Balance at December 31, 2002	62,344	191,709	63,569	161,614	113,516	322,68	-29,54	28,385	914,277
Net income for the quarter						51,756			51,756
Cash dividends						-3,154			-3,154
Redemption of shares repurchased	-3,000					-17,044	20,044		-
Shares repurchased							-66		-66
Unrealized loss on investments available for sale								-3,931	-3,931
Traslation effect of net assets in subsidiaries abroad					43,263				43,263
Balance at march 31, 2003	59,344	191,709	63,569	161,614	156,779	354,236	-9,562	24,454	1,002,145
Net income for the quarter						76,184			76,184
Cash dividends						-3,150			-3,150
Reclassifications of 2002 shares dividens			-3,695			3,695			
Shares repurchased							-1,170		-1,170
Unrealized loss on investments available for sale								23,201	23,201
Translation effect of net assets in subsidiaries abroad					4,597				4,597
Balance at June 30, 2003	59,344	191,709	59,874	161,614	161,376	430,967	-10,732	47,655	1,181,897

VARIATIONS IN VENEZUELA AND OVERSEAS OPERATIONS

BALANCE SHEET

To provide a better understanding of the quarter's performance, a table showing the variations in operations in Venezuela, operations overseas, and the effects of the Bolivar's devaluation against the U.S. dollar is presented bellow. This effect reflects the gap between the average exchange rates used for each period: Bs. 1,596/US$1 in June 2003 (controlled rate) and Bs. 1,111/US$1 in June 2002, to translate financial statements from operations whose a reporting currency is other than the Bolivar.

June 2003 - March 2003							
	OPERATION IN BOLIVARS		OPERATION IN U.S. DOLLARS			TOTAL Increase(decrease)	
	(In Millions of bolivars and Thousands of U.S. dollars)						
	Bs.	%	US$.	Bs.	%	Bs.	%
Cash and Due From Banks	(2,901)	(0.3)	(36,918)	(58,921)	(6.9)	(61,822)	(7.2)
Investment Portfolio	802,547	17.7	(194,993)	(311,209)	(6.9)	491,338	10.8
Loan Portfolio	(147,713)	(3.6)	48,032	76,659	1.9	(71,054)	(1.7)
Other Assets	(678)	(7.3)	1,379	2,201	9.0	1,523	16.2
Total Assets	**651,255**	**6.4**	**(182,500)**	**(291,270)**	**(2.9)**	**359,985**	**3.5**
Deposits	536,327	6.7	(129,644)	(206,912)	(2.6)	329,415	4.1
Other Liabilities	20,972	0.6	(56,432)	(90,065)	(0.6)	(69,093)	(1.3)
Total Liabilities	**557,299**	**6.1**	**(186,076)**	**(296,977)**	**(3.2)**	**260,322**	**2.8**

STATEMENT OF INCOME

June 2003 - June 2002									
	OPERATION IN BOLIVARS		OPERATION IN U.S. DOLLARS			Effect of the Devaluation		TOTAL Increase(decrease)	
	(In Millons of bolivars and Thousands of U.S. dollars)								
	Bs.	%	US$.	Bs.	%	Bs.	%	Bs.	%
Gross Financial Margin	34,44	23.2%	-1,054	-1,682	(1.1)%	12,495	8.4%	45,252	30.5%
Provision for Losses on Loan Portfolio	20,132	50.8%	-3,225	-5,147	(13.0)%	2,807	7.1%	17,791	44.9%
Commissions, insurance, Premiums net, and Other Income	-28,899	(22.3)%	-415	-663	(0.5)%	2,772	2.1%	-26,79	(20.7)%
Operating Expenses	-5,125	(0.4)%	2,224	3,55	5.5%	7,195	10.3%	5,62	15.4%
Taxes	-11,235	(67.4)%	87	140	0.8%	1,591	9.5%	-9,504	(57.0)%
Minority interest	26	14.3%	0.0	0.0	0.0%	0.0	0.0%	28	14.3%
Net Income	1,743	2.4%	-556	-888	(1.2)%	3,674	5.1%	4,528	6.3%

Mercantil Servicios Financieros
Consolidated Loan Portfolio by Classification
(In millions of Bolivars, except percentages)

By Economic Activity	06-30-03	%	03-31-03	%	06-30-02	%
Commercial	2,051,942	48.5%	1,977,332	46.0%	1,442,062	39.1%
Foreing trade	481,575	11.4%	490,225	11.4%	544,003	14.8%
Residential mortage	171,309	4.1%	175,449	4.1%	181,773	4.9%
Industrial	302,858	7.2%	345,714	8.1%	281,532	7.6%
Construction	467,209	11.1%	490,065	11.4%	389,469	10.6%
Consumer	159,683	3.8%	168,722	3.9%	156,506	4.2%
Services	182,469	4.3%	209,79	4.9%	256,596	7.0%
Agricultural	186,326	4.4%	209,746	4.9%	181,124	4.9%
Car loans	65,713	1.6%	72,709	1.7%	83,269	2.3%
Other	157,826	3.7%	154,241	3.6%	169,314	4.6%
TOTAL	**4,226,920**	**100.0%**	**4,293,994**	**100.0%**	**3,685,648**	**100.0%**

By Maturity	06-30-03	%	03-31-03	%	06-30-02	%
Up to six months	2,066,351	48.9%	2,145,551	50.0%	1,998,565	54.2%
Six months to one year	386,833	9.2%	362,42	8.4%	299,726	8.1%
One to two years	289,449	6.8%	351,572	8.2%	285,055	7.7%
Two to three years	390,418	9.2%	290,258	6.8%	202,355	5.5%
Three to four years	205,373	4.9%	247,383	5.8%	231,121	6.3%
Four to five years	203,597	4.8%	211,071	4.9%	121,614	3.3%
Over five years	684,899	16.2%	685,739	16.0%	547,212	14.8%
TOTAL	**4,226,920**	**100.0%**	**4,293,994**	**100.0%**	**3,685,648**	**100.0%**

By Geographical Location of the Debtor	06-30-03	%	03-31-03	%	06-30-02	%
Venezuela	1,729,177	40.9%	1,904,936	44.4%	1,881,563	51.1%
United States of America	1,876,904	44.4%	1,763,887	41.1%	1,148,448	31.2%
Mexico	217,685	5.1%	220,41	5.1%	197,109	5.3%
Colombia	38,759	0.9%	75,618	1.8%	83,757	2.3%
Brazil	26,753	0.6%	177	0.0%	64,616	1.8%
Peru	16,368	0.4%	20,208	0.5%	48,905	1.3%
Dominican Republic	19,027	0.5%	48,609	1.1%	33,273	0.9%
Argentina	744	0.0%	749	0.0%	2,431	0.1%
Other countries	301,502	7.1%	259,4	6.0%	225,548	6.1%
TOTAL	**4,226,920**	**100.0%**	**4,293,994**	**100.0%**	**3,685,648**	**100.0%**

By Type of Risk	06-30-03	%	03-31-03	%	06-30-02	%
Normal	3,722,062	88.1%	3,726,913	86.8%	3,210,016	87.1%
Potential	163,211	3.9%	211,923	4.9%	188,271	5.1%
Real	268,344	6.3%	261,980	6.1%	191,389	5.2%
High	71,929	1.7%	86,541	2.0%	83,976	2.3%
Unrecoverable	1,374	0.0%	6,638	0.2%	11,996	0.3%
TOTAL	**4,226,920**	**100.0%**	**4,293,994**	**100.0%**	**3,685,648**	**100.0%**

BANCO MERCANTIL, C.A. - BANCO UNIVERSAL
(According to rules issued by CNV) (1)
UNAUDITED CONSOLIDATED FIGURES
Bolivars, except percentages

	US$(2)				Jun 2003 Vs. Mar 2003 Increase		Jun 2003 Vs. Jun 2002 Increase	
	06/30/2003	06/30/2003	03/31/2003	06/30/2002	(decrease)	%	(decrease)	%
SUMMARY OF BALANCE SHEET								
ASSETS								
Cash and Due from Banks	491	784,328	800,773	563,464	-16,447	(2.1)%	220,862	39.2%
Investments Portfolio	1,511	2,411,271	1,667,592	1,064,876	743,679	44.5%	1,346,395	(126.4)%
Loan Portfolio	929	1,483,243	1,670,346	1,734,152	-187,104	(11.2)%	-250,909	(14.5)%
Properties and Equipment and Other Assets	300	478,306	487,397	541,012	-9,091	1.9%	62,706	(11.6)%
TOTAL ASSETS	3,231	5,157,146	4,626,108	3,903,504	531,039	11.5%	1,253,542	32.1%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	2,503	3,994,227	3,561,562	2,929,574	432,664	12.1%	1,064,653	36.3%
Financial Liabilities and Other Liabilities	299	476,687	468.98	399,802	7,707	1.6%	76,885	19.2%
TOTAL LIABILITIES	2,801	4,470,914	4,030,542	3,329,376	440,372	10.9%	1,141,538	34.3%
SHAREHOLDERS' EQUITY	430	686,232	595,566	574,128	90,666	15.2%	112,104	19.5%
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	3,231	5,157,146	4,626,108	3,903,504	631,038	11.5%	1,253,542	32.1%

BANCO MERCANTIL, C.A. - BANCO UNIVERSAL

	US$ (2)	Quarter ended on		Increase (decrease)		Semester ended on		Increase (decrease)	
	(In millions of Bolivars, except percentages)								
SUMMARY OF STATEMENT OF INCOME	06/30/2003	06/30/2003	06/30/2002	Bolivares	%	06/30/2003	06/30/2002	Bolivares	%
Interest Income	135	215,604	184,967	30,637	16.6%	442,358	327,792	114,566	35.0%
Interest Expense	36	61,687	68,898	-7,21	(10.5)%	145,05	109,774	35,276	32.1%
Gross Financial Margin	96	153,917	116,069	37,848	32.60%	297,308	218,018	79,29	36.1%
Provision for Losses on Loan Portfolio	33	53,022	39,062	13.96	35.70%	93,597	55,725	37,872	68.0%
Net Financial Margin	63	100,895	77,007	23,888	31.0%	203,711	162,293	41,418	25.5%
Commissions and Other Income	35	56,417	103,204	-46,787	(45.3)%	123,603	147,115	-23,121	(16.0)%
Operating Income	99	157,312	180,211	-22,899	(12.7)%	327,314	309,408	17,906	5.8%
Operating Expenses	67	106,883	118,016	-11,133	(9.4)%	240,552	221,096	19,456	8.8%
Income before Taxes, Extraordinary Item and Minority Interest	32	50,429	62,195	-11,766	(18.90)%	86,765	88,312	-1,55	(1.8)%
Taxes	0	615	-10,733	11,348	105.70%	3,54	-14,178	17,718	125.0%
NET INCOME	31	49,814	51,462	-1,648	(3.20)%	83,222	74,134	9088	12.3%
NET INCOME IN US$ (3)		31	46	-15	(32.80)%	52	74	-22	(29.30)%

(2) These financial statements are presented according to CNV rules (see page 2), reflecting Banco Mercantil contribution to MERCANTIL's results
(1) Quarterly exchange rate: Bs. 1,596 /US$1

RATIOS
Banco Mercantil Operations in Venezuela

	Average System	06/30/2003	06/30/2002
Gross financial margin / Average assets	15%	17%	19%
Return on average assets (ROA) (4)	5%	4%	5%
Return on average equity (ROE) (4)	36%	29%	34%
Non performing loans / Gross loans	8%	5%	3%
Allowance for Loan losses / Non performing loans	142%	200%	248%
Allowance for Loan losses / Gross loans	9%	10%	8%
Operating expenses as a percentage of average total income (4)	10%	5%	6%

(4) Annualized

RECONCILIATION OF HISTORIC PROFIT WITH CONTRIBUTION TO MERCANTIL'S FINANCIAL RESULTS

	Quarters (In millions of bolivars)		Semesters	
	06-30-03	06-30-02	06-30-03	06-30-02
Historical profit (5)	58,676	62,770	98,366	98,752
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see page 3)	(2,576)	(3,198)	(4,628)	(6,053)
Interest for Publicly traded debt securities issued by MERCANTIL	(6,286)	(8,110)	(10,516)	(13,703)
Dividends and exchange adjustments for preferred Stocks				(4,862)
	49,814	51,462	83,222	74,134

(5) Considering criteria of the Superintendency of Banks in Venezuela

COMMERCEBANK HOLDING CORPORATION
CONSOLIDATED BALANCE SHEET (1)

US$ Thousand, except percentages

				Jun 2003 Vs. Mar 2003		Jun 2003 Vs. Jun 2002	
	06/30/2003	03/31/2003	06/30/2002	Increase (decrease)	%	Increase (decrease)	%
SUMMARY BALANCE SHEET							
ASSETS							
Cash and Due from Banks	25,77	53,943	45,635	-28,173	(2.2)%	-19,865	(43.5)%
Investments Securities	1,500,320	1,681,292	1,389,666	-80,972	(10.8)%	110,654	8.0%
Loan Portfolio	1,481,433	1,413,884	1,209,103	67,549	4.8%	272,33	22.5%
Properties and Equipment and Other Assets	61,434	59,396	56,48	2,038	3.4%	4,954	8.8%
TOTAL ASSETS	3,068,957	3,208,515	2,700,884	-139,558	-5	368,073	14
LIABILITIES AND SHAREHOLDERS'EQUITY							
Deposits	2,652,544	2,742,104	2,356,399	-89,56	(3.3)%	296,145	12.6%
Financial Liabilities and Other Liabilities	258,536	311,816	214,684	-53,28	(17.1)%	43,852	20.4%
TOTAL LIABILITIES	2,911,080	3,053,920	2,571,083	-142,84	(4.7)%	339,997	13.2%
SHAREHOLDERS' EQUITY	157,877	154,595	129.8	3,282	2.1%	28,077	21.6%
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	3,068,957	3,208,515	2,700,883	-139,558	(4.35)%	369,302	13.7%

	Quarter ended on		Increase (decrease)		semester ended on		Increase (decrease)	
	06/30/2003	06/30/2002	Bolf-vares	%	06/30/2003	06/30/2002	Bolf-vares	%
SUMMARY STATEMENT OF INCOME								
Interest Income	30,063	29,766	297	1.0%	63,842	57,509	6,333	11.0%
Interest Expense	6,473	6,521	-48	(0.7)%	13,451	13,671	-219	(1.6)%
Gross Financial Margin	23,59	23,244	345	1.5%	50,39	43,838	6,552	14.9%
Provision for Losses on Loan Portfolio	2,4	0	2,4	0.0%	7,3	3	4,3	143.3%
Net Financial Margin	21,19	23,244	-2,055	(8.8)%	43,091	40,838	2,252	5.5%
Commissions and Other Income	4,972	3,425	1,546	45.1%	9,335	6,726	2,609	38.8%
Operating Income	26,162	26,67	-508	(1.9)%	52,426	47,564	4,861	10.2%
Operating Expenses	15,799	12,662	3,138	24.8%	32,372	25,043	7,329	29.2%
Income before Taxes, Extraordinary Item and Minority Interest	10,362	14,008	-3,646	(26.0)%	20,054	22,521	-2,368	(10.5)%
Taxes	3,373	5,402	-2,029	(37.6)%	6,827	8,682	-1,855	(21.4)%
NET INCOME	6,989	8,606	-1,617	18.8%	13,225	13,839	-614	4.4%

(1) These financial statements are presented according to CNV rules (see page 2), reflecting Commercebank contribution to MSF's Results.

RATIOS Commercebank Holding Corporation	Quarter 06/30/2003	USA System (5) Local Peer	 Florida
Gross financial margin / Average assets	3.09%	3.89%	3.92%
Return on average assets (ROA) (4)	0.89%	1.24%	0.87%
Return on average equity (ROE) (5)	17.90%	13.89%	10.54%
Non performing loans / Gross loans	0.76%	1.23%	0.91%
Allowance for losses on loan portfolio / Non performing loans	237.55	484.00	137.00
Allowance for losses on loan portfolio / Gross loans	1.82%	1.51%	1.24%

(4) Annualized

(5) Based on June 2003 figures

Financial Ratios Summary

	US$	Quarter		Semester	
	Jun-03	Jun-03	Jun-02	Jun-03	Jun-02
Net income in millions of Bolivars (1)	48	76,185	71,657	127,94	105,388
Per share data:					
Class "A" share:					
Number of shares outstanding (2)		214,499,601	203,034,682		
Market Price in Bs. **(1)**	1,38	2,200	1,190		
Average daily volume (# of Shares)		29,495	49,191	27,206	57,557
Market Price / Book value per share		80%	54%		
Market Price / Earnings per share		11.52	6.65	6.6	4.2
Dividends received in Cash / Market price		0.4%	0.6%	0.7%	1.2%
Class "B" share:					
Number of shares outstanding (2)		178,811,432	169,024,505		
Market Price in Bs. (1)	1,38	2,200	1,000		
Average daily volume (# of Shares)		19,874	77,796	34,641	78,82
Market Price / Book value per share		80%	46%		
Market Price / Earnings per share		11.52	5.59	6.6	3.5
Dividends received in Cash / Market price		0.4%	0.7%	0.7%	1.4%
Book value per share in Bs. (Equity / # of shares outstanding) (1) (3)	1.73	2,759	2,111		
Earnings per share in Bs. **(1) (2)**	0.12	191	179	320	263
Profitability Ratios:					
Gross financial margin / Average interest earning assets		8.7	10.5	8.5	9.4
Commissions and other income as a percentage of Total income		30.6	44.9	31.7	39.8
Return on average assets (ROA)		2.9	4.2	2.5	3.03
Return on average equity (ROE)		28.9	37.9	24.3	27.9
Efficiency Ratios:					
Operating expenses / Average assets average		5.8	8.5	6.3	7.8
Operating expenses / Total income		50.7	52.5	55.6	58.1
Liquidity Ratios:					
Cash and due from banks / Deposits		9.5	9.6		
Cash and due from banks and Investments Portfolio / Deposits		70.1	60.5		
Loan Portfolio / Deposits		50.7	59.8		
Asset Quality Ratios:					
Non performing loans/ Gross loans		2.4	2.8		
Allowance for loan losses / Non performing loans		208.5	193.4		
Allowance for loan losses / Gross loans		5.0	5.4		
Capital Adequacy Ratios:					
Shareholders'equity / Total assets		10.4%	10.7%		
CNV - Risk based capital (minimum required 8%)		22.9%	17.4		
BIS (6)- Risk based capital BIS		22.9%	17.4		
Other Ratios:					
Number of branches (4)		349	375		
Number of employees (5)		7,737	8,367		
Number of ATMs		687	716		
Number of points of sale (POS)		8,94	9,432		
Exchange rate Bs./US$ 1		1,596,0	1351.5		
Inflation for the last 12 months		34.2	19.6		

(1) 2003 average exchange rate: Bs.1,596/US$1
(2) Outstanding shares, less repurchased shares
(3) Based on the weighted-average number of shares 399,281,817 as of 3-31-2003 and 400,914,647 as of 3-31-2002
(4) On the total, 321 in June 2003 and 357 in June de 2002 belong to Venezuela
(5) On the total 7,102 in June 2003 and 7,791 March 2002 belong to Venezuela
(6) According with Basle Standars

VENEZUELAN ECONOMIC INDICATORS

	YEARS		QUARTERS								
	2001	2002	II01	III01	IV01	I02	II02	III02	IV02	I03	II03
Gross Domestic Product (% Change) (1)											
Total	3	-9	3	3	1	-4	-9	-6	-17	-29	N,D,
Oil activities	-1	-13	-1	0	-5	-8	-16	-2	-26	-47	N,D,
Non-Oil activities	4	-7	5	4	3	-2	-6	-6	-12	-21	N,D,
Import dues	10	-33	6	22	5	-11	-32	-39	-48	-73	N,D,
Consumer Price Index (% Change)	12	31	15	14	10	31	23	51	21	43	24
Unemployment Rate (% Change)	13	16	13	13	12	15	16	16	16	N,D,	N,D,
Wage index	20	8	21	19	15	9	9	8	8	8	N,D,
Monetary Liquidity (% Change)	4	15	15	11	4	-4	3	9	15	32	43,2
Interest Rates (Period end) (%) (5)											
Six Main Commercial and Universal Banks											
Loan rate	26	37	23	36	28	56	35	31	34	32	23
Average loan rate	2	4	2	2	2	3	4	4	5	6	7
90 days time deposits rate	14	28	14	19	19	44	28	23	26	18	13
Exchange Rate											
Period ended (Bs/US$) (Bid rate)	762	1,398	718	742	762	891	1,316	1,472	1,398	1,596	1,596
Annual average exchange rate: Bs./US$	723	1,159	713	731	745	856	1,002	1,384	1,379	1,628	1,596
Depreciation (%)	9	83	6	14	11	87	376	57	-19	70	0
External Sector (million of US$)											
Trade Balance	9,335	13,939	2,669	2,318	1,013	2,041	3,195	5,221	3,482	3,131	N,D,
Oil Exports	21,574	21,311	5,816	5,699	4,03	4,353	5,144	6,91	4,904	3,634	N,D,
Non-Oil Exports	5,152	4,908	1,296	1,315	1,271	1,126	1,329	1,343	1,11	896	N,D,
Imports	17,391	12,28	4,443	4,696	4,288	3,438	3,278	3,032	2,532	1,399	N,D,
Banco Central de Venezuela Intl. Res. (million US$)	12,296	12,003	13,425	12,009	12,295	9,442	11,015	11,482	12,003	13,736	16,874
FIEM	6,227	2,857	6,567	7,081	6,227	5,587	4,127	3,344	2,857	1,406	1,027
Oil Export Average Price (US$/b)	20	22	22	21	16	18	23	24	24	29	23
Central Government (billion of Bs)											
Ordinary Income	16,444	20,212	4,869	4,222	3,704	3,1	5,377	5,483	6,252	3,574	N,D,
Oil Income	8,41	11,265	2,941	2,218	1,588	999	3,22	3,231	3,815	1,367	N,D,
Non-Oil Income	8,035	8,947	1,927	2,003	2,117	2,1	2,157	2,253	2,437	2,208	N,D,
Ordinary Expenditures	21,08	21,894	5,119	6,029	5,759	3,708	5,074	6,374	6,739	4,285	N,D,

(1) Changes are related to the same period of the previous year
(2) Annual figures. Annualized quartely figures
(3 Annual figures are related to second semester figures
(4) Figures as of *June 27 2002*
(5 Annual figures are obtained from weighted averages
(6) Balance of Payment disclosed by Central Bank of Venezuela
(7) Excludes public debt amortization
N.D.: Non available
FIEM: Investment Fund for Macroeconomic Stabilization

Source: Banco Central de Venezuela (BCV), Central Office of Statistics and Information (INE), Ministry of Energy and

MERCANTIL
SERVICIOS FINANCIEROS

Caracas, August 28th, 2003

MERCANTIL ANNOUNCES DATE OF STOCK DIVIDEND PAYMENT

The Board of Directors of Mercantil Servicios Financieros ("Mercantil"), agreed to pay the dividend announced on its July 14th meeting on September 16, 2003 to shareholders on record as of September 8, 2003, according to the approval received from the Venezuelan National Securities Commission. The dividend will be distributed at a rate of two (2) new fully paid Class A or B common shares per each five (5) outstanding Class A or B shares.

Contact: Investor Relations
Tel.: 58-212-503.1335
e-mail: inversionista@bancomercantil.com

MERCANTIL
SERVICIOS FINANCIEROS

Caracas, September 1st, 2003

2003 FIRST SEMESTER RESULTS

MERCANTIL SERVICIOS FINANCIEROS SHAREHOLDERS' EQUITY REACHED Bs. 1,102 BILLION

- The subsidiary Banco Mercantil occupies first position in the Venezuelan financial system in terms of Total Assets, Total Loans, Agriculture Loans, Total Deposits and Total Assets Under Management.
- MERCANTIL will continue with the Stock Repurchase Program, in its eighth phase.

During the regular shareholder's meetings of Mercantil Servicios Financieros and its Venezuelan subsidiary, Banco Mercantil, the first semester financial results of both companies were approved. Moreover, a payment of the first portion of the cash dividend for the first quarter of 2004 for MERCANTIL's shareholders was approved at Bs. 8 per share. Furthermore, an increase in the company's authorized capital was approved up to Bs. 165,861 million. The eighth phase of the company's Stock Repurchase Program was also approved, as informed by the company's Corporate Communications Unit.

Gustavo A. Marturet, presided both assemblies accompanied by the members of the Board of Directors and a vast majority of shareholders.

According to the reports presented for the consideration of the shareholders, MERCANTIL's shareholder's equity as of June 2003 closed at Bs. 1,102 billion, 20.5% higher than in December 2002, when it amounted Bs. 914,277 million. Total Assets grew to Bs. 10,553 billion in June, in comparison with Bs. 9,300 billion in December 2002. Furthermore, MERCANTIL's financial results show a Net Income for the first semester of Bs. 127,940 million, representing a Bs. 53,129 million increase in relation to the results of the second semester of 2002. The main contributions to the Net Income came from Banco Mercantil, with a participation of Bs. 83,222 million, Commercebank with Bs. 11,823 million and Seguros Mercantil with Bs. 6,893 million.

Moreover, MERCANTIL's financial results indicate that during the semester the quality of the loan portfolio continued to be at satisfactory levels, with the index of Past due and Non-performing Loans over Total Gross Loans closing reaching 2.4% in comparison to

2.5% at the end of 2002. Additionally, the reports show that during the semester the efficiency ratio, measured as operating expenses over average assets was 6.3%, significantly lower that in 2002 (7.8%).

In terms of the results of MERCANTIL's main subsidiaries, the report indicates that Banco Mercantil's Total Assets reached Bs. 4,711 billion, 19.7% higher than in December 2002. Banco Mercantil's shareholders' equity closed at Bs. 615,741 million, 23.1% higher than the December 2002 level. The quality of the loan portfolio remained at favorable levels, with an index of Past due and Non performing Loans over Total Gross Loans at 4.9%, while the average index for the financial sector was 7.6%. Commercebank Holding Corp, whose main subsidiary is Commercebank, N.A. (a commercial bank in the United States), reported a Net Income of US$ 13.2 million, Total Assets of US$ 3,069 million, Total Deposits of US$ 2,653 million and Net Loans at US$1,481 million.

Furthermore, Merinvest Sociedad de Corretaje, one of the leaders in Venezuela in investment banking showed a 128% increase in Bolivar terms in respect to the same period of 2002. Seguros Mercantil, company that offers property, life, health and insurance banking products, reached second position in the ranking of insurance companies in the Venezuelan Market with Total Net Premiums of Bs. 163,621 million. Seguros Mercantil is the second among 49 insurance companies with a market share of 11% and a growth rate of 43.5%.

It is important to highlight that as of the first semester of 2003, Banco Mercantil occupies the first position in the financial system with a market share of 15.1% of Total Assets, 15.9% of Total loans, 16% of Total Deposits, 17.4% of Total Assets Under Management and 17.8% of Total Agriculture Loans.

Finally, both reports stress the first position achieved by Mercantil, as the strongest and most widely accepted trademark among people in the Ranking of the "Most Powerful Trademarks in Venezuela", compiled by the Publicidad & Mercadeo magazine, through the firm Directa Consultores on its May 2003 edition. In the Top of Mind study Mercantil ranked 13th among the 50 most important trademarks in Venezuela.

Contact: Investor Relations
Tel.: 58-212-503.1335
e-mail: inversionista@bancomercantil.com

MERCANTIL
SERVICIOS FINANCIEROS

SEC FILE NUMBER 82-4648

Caracas October 13, 2003.

Filing Desk
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn.: Office of International Corporate Finance

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find attached the following documents:

1. copy of a press release announcing that the Company's Board of Directors declared an extraordinary cash dividend of Bs.18 per Class A and Class B common share. Such press release was issued on July 14, 2003.

2. copy of a press release announcing that the Company's Board of Directors called a Regular Shareholders Meeting to be held on August 28, 2003. Such press release was issued on July 31,2003.

3. copy of a press release announcing the Company's results for the second quarter of 2003, which was issued on August 4, 2003, and filed with the CNV and the Caracas Stock Exchange.

4. the 2003 Semi-Annual Report, approved by the General Ordinary Shareholders Meeting held on August 28, 2003, and filed with the Venezuelan Comisión Nacional de Valores (the "CNV") within the seven calendar days following the date of such Meeting. The Semi-Annual Report includes the Notice of General Shareholders Meeting, sent to the CNV and published in widely circulated newspapers, fifteen days prior to the Meeting; the Company's Audited Financial Statements as of June 30, 2003, the Report presented by the Board of Directors, and the Examiners' Report.

5. copy of a press release announcing that the Company's Board of Directors set September 8, 2003, as Record Date, and September 16, 2003, as Payment Date, for the stock dividend of two (2) new fully paid Class A or B common shares per each five (5) outstanding Class A or B shares announced on July 14, 2003. Such press release was issued on August 28,2003.

6. copy of a press release announcing the approval by shareholders of the Company's results for the first semester of 2003, which was issued on September 1, 2003.

Please have the enclosed copy of this letter date stamped and return it by mail in the attached self-addresses envelope.

Sincerely,

Guillermo Ponce
Secretary to the Board of Directors

MERCANTIL
SERVICIOS FINANCIEROS

Semi-Annual Report 2003





MERCANTIL
SERVICIOS FINANCIEROS

Semi-Annual Report 2003

Content

Mercantil Servicios Financieros Shares

Caracas Securities Exchange: MVZ
Level1 ADR: MSVFY

	June 30 2003 US$ [1]	June 30 2003	December 31 2002	June 30 2002
Earnings per Share (EPS)1	0.20	Bs. 320	Bs. 195	Bs. 263
Price / Book Value				
Class A Share		0.8	0.7	0.5
Class B Share		0.8	0.6	0.5
Closing Prices				
Class A Share	1.38	Bs. 2,200	Bs. 1,575	Bs. 1,190
Class B Share	1.38	Bs. 2,200	Bs. 1,475	Bs. 1,000
Number of Outstanding Shares				
Class A Share		214,499,601	215,131,212	203,034,682
Class B Share		178,811,432	179,092,666	169,024,505
Daily Average trade Volume (Shares)				
Class A Share		27,206	37,947	57,557
Class B Share		34,641	30,844	78,820
Dividends Paid				
In stock (new shares per share held)		–	1 for each 15	–
In cash (Bs. per Share)	0.01	Bs. 16	Bs. 36	Bs. 14

[1] *Period-end exchange rate and 2003 average exchange rate: Bs. 1,596/US$ 1 (Controlled)*

Market quote for MERCANTIL Class A and B shares vs. Caracas Securities Index.



%
300
250
200
150
100
50
Price MVZ A
Price MVZ B
IBVC
Jan 2001
Feb
Mar
Apr
May
Jun
July 2001
Aug
Sep
Oct
Nov
Dic 2001
Jan
Feb
Mar
Apr
May
Jun
July 2002
Aug
Sep
Oct
Nov
Dic 2002
Jan
Feb
Mar
Apr
May
Jun 2003

Daily Market Quote Base 100 (Base Price 01/01/2001)



Financial Highlights

Results

(In millions, except percentages and Other Indicators)

	June 30 2003 US$	June 30 2003 bolivars	December 31 2002 bolivars	June 30 2002 bolivars
Comparative Balance Sheet[1]				
Total Assets	6,612	10,552,624	9,300,425	7,908,365
Loan Portfolio, Net	2,516	4,015,392	3,924,723	3,483,318
Deposits	5,213	8,319,352	7,358,524	6,159,943
Shareholders' Equity	690	1,101,807	914,277	846,228
Income Statement				
Financial Margin, Net	173	275,416	259,700	212,374
Commissions and Other Income	117	186,661	139,555	186,101
Operating Expenses	210	335,494	311,919	279,312
Net Income	80	127,940	74,811	105,388
Indicators (%)				
Gross Financial Margin/Average Financial Assets		8.9	8.6	9.9
Commissions and Other Income/Total Income		31.9	29.5	39.8
Net Earnings for Period/Average Assets (ROA)		2.6	1.7	3.1
Net Earnings for Period/Average Equity (ROE)		25.4	17.0	28.9
Capital Adequacy Indicators (%)				
Equity/Risk-Weighted Assets (CNV regulatory minimum 8%)[3]		22.9	18,4	17.4
Equity/Risk-Weighted Assets (BIS)[4]		22.9	18.4	17.4
Equity/Assets		10.4	9.8	10.7
Loan Portfolio Quality Indicators (%)				
Past Due Portfolio + In Litigation/Gross Portfolio		2.4	2.5	2.8
Allowance for Loan Losses/Past Due Portfolio + In Litigation		208.6	175.4	193.5
Allowance for Loan Losses on loan Portfolio/Gross Portfolio		5.0	4.5	5.5
Efficiency Indicators (%)				
Operating Expenses/Average Total Assets		6.6	7.3	8.2
Operating Expenses/Gross Financial Margin+Commissions and Other Income		55.6	64.3	58.1
Liquidity Indicators (%)				
Cash and Due from Banks/Deposits		9.6	10.3	9.6
Cash and Due from Banks and Investment Portfolio/Deposits		70.1	63.5	60.5
Other Indicators				
Gross Loan Portfolio / Deposits (%)		50.8	55.8	59.8
Financial Assets / Total Assets (%)		86.8	85.2	84.9
Financial Assets / Customer Deposits (%)		110.1	107.6	109.0
Number of Employees				
In Venezuela		7,102	7,778	7,791
Abroad		635	586	576
Banking Distribution Network				
Branches in Venezuela		293	320	320
Foreign Branches		19	16	15
Representation Offices		5	5	5
Insurance Distribution Network		37	37	24
Number of Automatic Teller Machines (ATMs)		687	708	716
Number of Point of Sale Terminals(POS)		8,940	9,639	9,431

(1) Period-end exchange rate: Bs. 1,596/US$1 (controlled)
(2) 2003 average exchange rate: Bs. 1,596/US$1 (controlled)
(3) According with Venezuelan Exchange Commission guidelines
(4) According with Basle Standards

Administration

Board of Directors

Principal Directors

Gustavo A. Marturet
President

Gustavo J. Vollmer H.
Alfredo Travieso P.
Luis A. Romero M.
Timothy Purcell
Gustavo J. Vollmer A.
Jonathan Coles
Victor J. Sierra A.

Alternate Directors

Luis A. Marturet M.
Federico Vollmer A.
Rafael T. Hernández
Gonzalo Mendoza M.
Alfredo Irigoin
Luis A. Sanabria U.
Gustavo Galdo C.
Miguel A. Capriles L.
Francisco Monaldi M.
Guillermo Sosa S.
Germán Sánchez Myles
Oscar A. Machado K.
Gustavo Machado C.
Luis E. Palacios W.
Carlos Hellmund B.
Eduardo Mier y Terán

Secretary
Guillermo Ponce Trujillo

Alternate Secretary
Iván Trujillo Baute

Principal Statutory Auditors
Eduardo Elvira
Francisco Torres Pantin

Alternate Statutory Auditors
Emilio Trejo
Alexis R. Alfonzo Pino

Legal Representative
René Lepervanche M.

Alternate Legal Representative
Pedro Reyes O.

Management

Gustavo A. Marturet*
President

Alejandro González Sosa*
Finance and Institutional Banking Manager

Nerio Rosales Rengifo*
Business and Personal Banking Manager

Armando Leirós*
Operations and Technology Manager

Guillermo Villar*
International Operations
and of Assets under Management Manager

Alberto Benshimol*
New Financial Business Manager
and Insurance Mercantil

René Lepervanche Michelena
General Counsel[1]

Luis Calvo Blesa
Manager, Office of the Presidency
Human Resources Manager

Toribio Cabeza León
Audit Manager

Guillermo Ponce Trujillo
Secretary of the Board of Directors

Iván Trujillo Baute
Assistant Secretary

Juan Livinalli
Money Laundering Prevention and
Compliance Officer

Manuel Rodríguez Armesto
Risk Manager

Emilio Navarro
Strategic Planning Manager

* Member of the Executive Committee

[1] Efective November 15, 2002 Luis Alberto Fernandes is acting General Councel.

Note: Pursuant to provisions of the Bylaws and by Board of Directors resolution, the company maintains Audit, Compensation, and Risk Committees, all comprised of outside Directors and the Chairman. The committees' functions and membership are detailed in a separate chapter.

Notice of Ordinary General Shareholders' Meeting



MERCANTIL SERVICIOS FINANCIEROS, C.A.
Authorized Capital Bs. 124,688,033,400.00
Subscribed and Paid-Up Capital Bs. 59,344,016,700.00
Caracas-Venezuela

In accordance with instructions from the Board of Directors, the shareholders are invited to attend an Ordinary General Meeting at the Bank's headquarters at Avenida Andrés Bello N°1, Edificio Mercantil, on August 28, 2003, at 5:00 p.m., to consider the following agenda:

1. Examine the Report submitted by the Board of Directors and the Company's Audited Financial Statements as of June 30, 2003, following a review of the Statutory Auditors' Report.
2. Submit the "Proposal that Mercantil Servicios Financieros, C.A. increases its authorized capital, presented by the Board of Directors in conformity with the attributions conferred thereon by Article 71 of the Capital Markets Law, for consideration of the Ordinary General Shareholder's Meeting on August 28, 2003."
3. Submit the "Proposal for the Eighth Phase of the Company's Stock Repurchase Program, presented by the Board of Directors of Mercantil Servicios Financieros, C.A. for consideration of the Ordinary General Shareholder's Meeting on August 28, 2003."
4. Submit the "Proposal to declare the first portion of the ordinary cash dividend of Mercantil Servicios Financieros, C.A. for 2004, presented by the Board of Directors for consideration of the Ordinary General Shareholders' Meeting on August 28, 2003."

Note: The shareholders are hereby informed that the Balance Sheet, Income Statement, Statement of Capital Account Movement and Statement of Cash Movements for the semester ended on June 30, duly examined by Independent Accountants Espiñeira, Sheldon y Asociados; the Statutory Auditors' Report, the Board of Directors' Report, the "Proposal that Mercantil Servicios Financieros, C.A. increases its authorized capital" which was submitted by the Board of Directors, acting in conformity with the attributions conferred by Article 71 of the Capitals Market Law, for consideration of the Ordinary General Shareholders' Meeting on August 28, 2003," and the "Proposal for the Eighth Phase of the Company's Stock Repurchase Program, submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. for consideration by the Ordinary General Meeting of Shareholders on August 28, 2003," will be available 15 days prior to the Meeting, at the *Secretariat of the Board of Directors of the Company, located at Avenida Andrés Bello N° 1, Edificio Mercantil, piso 35, Caracas.* The "*Proposal for declaring the* first portion of the ordinary cash dividend of Mercantil Servicios Financieros, C.A. for 2004 which is submitted by the Board of Directors for consideration of the Ordinary General Shareholders' Meeting on August 28, 2003", is available at the Secretariat of the Board of Directors as of the date of publication of this Notice.

Caracas, July 31, 2003

for Mercantil Servicios Financieros, C.A.

Guillermo Ponce Trujillo
Secretary of the Board of Directors

Caracas, July 31, 2003
Dear Shareholders:

We are pleased to inform you of the operating results and activities of Mercantil Servicios Financieros during the first semester of 2003.

The financial statements of Mercantil Servicios Financieros contained in this report consolidate the activities of its subsidiaries and were prepared according to National Securities Commission's standards (CNV), and they are also included as supplemental information in accordance with accounting standards generally accepted in Venezuela.

They have been examined by the Company's independent accountants Espiñeira, Sheldon y Asociados, whose separate report can be found in the inside back cover of this report, indicating that the financial statements fairly present the Company's financial condition, in conformity with the standards set by the National Securities Commission (CNV).

Net income for the semester was Bs. 127,940 million (US$ 80 million at the exchange rate of Bs. 1,596/US$1), Bs. 53,129 higher than the second semester of 2002. The main contributions to this income come from Banco Mercantil, Bs. 83,222 million, Commercebank, Bs. 21,107 million, Merinvest, Bs. 11,828 million and Seguros Mercantil, Bs. 6,893 million.

Total assets were Bs. 10,552,624 million (US$ 6,612 million at the exchange rate of Bs. 1,596/US$1), 13.5% higher than the level recorded in December 2002. Shareholders' equity was Bs. 1,101,807 million (US$ 690 million at the exchange rate of Bs. 1,596/US$1), 20.5% above the December 2002 figure.

The quality of the loan portfolio, measured by past-due and non-performing loans over total gross loan portfolio, remained satisfactory at 2.4% versus 2.5% at the close of 2002. Banco Mercantil's ratio resulted better than the Venezuelan banking system as a whole. For Banco Mercantil the ratio was 4.9%, versus 7.6% for Venezuela's financial system.

Mercantil continues making efforts to rationalize its operating expenses by introducing more efficient methods and eliminating others that do not add value to the business, thereby improving the efficiency ratio and producing a positive effect on results.

This semester the efficiency ratio, measured by operating expenses over average assets, was 6.3% versus 7.8% in 2002, reflecting a substantial improvement.

The ratio equity over risk-weighted assets was 22.91%, the regulatory minimum being 8%. This ratio is determined according to the guidelines of the National Securities Commission (CNV), which are similar to those established by the Basel Committee on Banking Supervision of the Bank for International Settlements. Total dividends paid during the semester amounted to Bs. 6,304 million (Bs. 16 per share). Net income per share was Bs. 320.43.

The Stock Repurchase Program initiated in May 2000 continued and is currently in its Seventh Phase. As of June 30, 2003, the number of Treasury shares held by the Company and acquired under the Program amounted to 2,315,745, out of which 908,535 are common Class A shares and 1,407,210 common Class B shares. On February 10, 2003, at a meeting of the Board of Directors of Mercantil, acting in accordance with the authorization given by the Shareholders' Meeting held on March 29 and September 26, 2001 and March 22, 2002, the Board agreed to proceed with the redemption of 10,889,461 common Class A shares and 9,110,539 common Class B shares which were held as Treasury shares.

The behavior of the Venezuelan economy during the first semester of the year was marked by two closely connected events resulting from the political and institutional instability that has affected the country since the end of 2001. The drastic drop in oil production and exports between December 2002 and January 2003 , the rapid loss of international reserves and the suspension of foreign exchange transactions, followed by the government's decision to impose foreign exchange controls, under a scheme that has made it difficult to maintain the normal supply of foreign currency to the market for both current and financial operations constitute the determining factors of the macroeconomic environment that prevailed during the first part of the year.

Even though the value of Venezuela's export basket averaged 26.3 US$/b during the semester (against 22.2 US$/b throughout 2002), the sudden fall in export volumes triggered a drop of more than 800 million dollars in export revenue in the first quarter. Similarly, the fall in imports, services and private capital outflows explain the overall balance of payments surplus and the 41% growth in international reserves during the semester (from US$ 12,003 billion to US$ 16,874 billion).

The economy continued to slow down following the events of December and January. The recessive effect was prolonged due to the strongly restricted foreign exchange supply and the fall in domestic spending, explaining the 29% fall in total GDP during the first quarter of 2003. Statistically, this was the most drastic quarterly reduction ever registered, with oil activities down a noticeable 46.7%, coupled with a 21%.negative variation in non-oil activities.

Although official figures for the entire semester are not yet available, our estimates indicate a fall in Total GDP in the region of 22%. The recession has brought with it open unemployment likely to reach 22% by the end of June.

Despite price controls and the economic slowdown, cumulative inflation to June rose to 15.3% versus 12.8% in the first semester of 2002. The harsh foreign exchange adjustments made at the beginning of the year, the tariff increases authorized for goods and public services and to some extent the shortages caused by the restrictions on foreign exchange supply, were all largely responsible for this rise in inflation.

The Central Government's fiscal cash flow and internal spending made a significant recovery, after oil revenues picked up and facilities for extending the maturity of public securities were introduced.

In the money market, liquidity levels stopped falling in February and began to climb steadily. At the close of the first semester, the stock of liquidity reached around Bs. 22 billion, 11% higher than the December 2002 figure. This improvement has meant that cash and cash equivalents have also remained high, thereby contributing to the overall reduction in interest rates for loans and deposits. At the close of the semester, lending rates were in the region of 23% and deposit rates (90 day Term Deposit rate) 13%, 14 and 15 percentage points less, respectively, than their December 2002 levels.

Slow economic growth characterized the US economy during the first semester, while the lag in investment spending, the weak job market and fears of deflation continued to have a bearish effect on interest rates, despite the robustness of the real estate market and improved business expectations. The Federal Reserve ruling of June 25 to lower interest rates on Fed's Funds to 1%, brought official rates to minimum levels, below any recorded in the last 45 years. However, the expected improvement in corporate results for the second quarter pushed stock exchange indexes higher, after the minimum levels of March 11, halting the dollar's depreciation against the euro.

At Mercantil, in an endeavor to meet its customers' needs in different segments, different products and services are constantly being designed and implemented. For that reason, Banco Mercantil has continued for create new products and services, in particular the Internet and ATM services for Trust Fund customers, and the Internet Affiliation System which enables Llave Mercantil cardholders to pay their bills online by linking their telephone and electricity accounts and credit cards held at other Banks to their bank accounts.

Additionally, the different stages of implementation of the Information Security Project will enable indicators to be constantly improved and the demanding world-class standards to be met. Last February, the Mercantil Servicios Financieros companies in Venezuela initiated the "Annual Information Security Certification Program" addressed at its entire staff, which will shortly be applied to all Mercantil's overseas companies. All the staff must hold the Annual Information Security Certification in order for Mercantil Servicios Financieros to achieve the levels required by ISO 7498-2 for Information Security for the finance industry.

We are pleased to point out the strategic that alliance has been created between Mercantil, CANTV and Siemens with a view to fostering an innovative culture and promoting and supporting projects or firms with a potential for rapid growth, using state-of-the-art technology to develop new and innovative products, solutions and applications nationwide. This strategic alliance has resulted in the creation of a new company called "Innovex, Capital en Tecnología" which, with support from the consulting firm McKinsey & Company, has introduced a contest called Ideas 2003 to support the generation of new businesses, providing training for its participants while encouraging the transfer of technologies and experiences and creating alternatives to traditional bank financing. The target audiences' response to the competition was enthusiastic: at the closing date for participation, over 2,000 aspiring candidates had registered and 813 of them had submitted projects.

Given the growing importance of international activity for Mercantil, as currently 60% of its assets are located abroad, a decision was made to modify the composition of the Boards of Directors of subsidiaries Commercebank Holding Corp and Commercebank, N.A. to allow the Directors of Mercantil Servicios Financieros, C.A. to participate, so that the international activity could be followed more closely, with emphasis on regulatory, strategic, financial, business, risk, services and products and human resources aspects.

The Seguros Mercantil Immediate Service Center (CAI) began operations in May in order to offer a better and more effective service for brokers, intermediaries and customers alike. The Center is very well staffed and equipped with state-of-the-art technology to expedite procedures and provide a quality service.

The National Securities Commission (CNV) authorized Mercantil Servicios de Inversión C.A., a subsidiary of Merinvest C.A., to manage investment portfolios on behalf of third parties. This is the first time this regulatory body has authorized a company, different than broker-dealers to do so.

Mercantil is the brand with the highest level of public acceptance in the Banking and Finance category, attaining first place according to the "Ranking of Venezuela's Most Powerful Brands" promoted by Publicidad & Mercadeo magazine in its May edition. A survey conducted by Softline Consultores C.A. on Latin America's 60 largest banks ranked Mercantil No. 57, higher than all the other Venezuelan financial institutions classified in the sample.

We are proud to have just celebrated the twentieth anniversary of the program "Give Your School a Helping Hand" managed through the Banco Mercantil Foundation, further demonstrating the Bank's commitment to the country's educational community.

Given the importance of Preventing and Controlling Money Laundering, Mercantil is implementing internal control and oversight mechanisms to make suspicious transactions detectable. These procedures have been especially developed at Banco Mercantil, Commercebank, Seguros Mercantil y Merinvest, given the nature of the operations carried out by them. Particularly noteworthy is Banco Mercantil's initiative to adapt and update its anti-money laundering processes and manuals in line with the guidelines of the Wolfsberg Principles, which comprise a series of international standards to be applied to counter money laundering, corruption and related crimes.

Relations between the institution's officers and employees have maintained the traditional spirit of harmony and cooperation and the Board wishes to thank them all for the efficiency and dedication to their work.

In accordance with the Resolution of the CNV, the contents of form CNV-FG-010 reflect remunerations received by the Company's Directors and Executives during the first semester amounting to Bs. 224.9 million.

During the year several Alternate Directors attended Board meetings during the absences of Principal Directors or as guests.

During his temporary absences, the President of the Bank delegated a number of functions corresponding to the Executive President to members of the Executive Committee.

Yours truly,
Gustavo A. Marturet
Gustavo J. Vollmer H.
Alfredo Travieso P.
Luis A. Romero M.
Timothy Purcell
Gustavo J. Vollmer A.
Jonathan Coles
Victor J. Sierra A.

Statutory Auditors' Report



Caracas, August 11, 2003

To the Shareholders of
Mercantil Servicios Financieros, C.A.

Dear Shareholders,

In our capacity as the Company's Statutory Auditors and pursuant to the provisions of Articles 287 and 311 of the Code of Commerce, we hereby inform you that we have examined the consolidated balance sheet of Mercantil Servicios Financieros, C.A. and its subsidiaries as of June 30, 2003 and the related income statements, changes in equity and cash flow statements for the semester ended on June 30, 2003.

Our examinations of these statements were made in accordance with generally accepted auditing standards and therefore included such tests of the accounting records and such other auditing procedures as we considered necessary according to the circumstances. We have also taken into account the Report of the Independent Accountants "Espiñeira, Sheldon y Asociados" for the same period, which should be treated as an integral part of this report, with whose content we agree and which we attach hereto.

Based on our examinations, we consider that the Company keeps adequate control of its loan and investment portfolios which undergo constant analyzes and inspection, allowing for the appropriate provisions. Likewise, the Company has fulfilled the provisions established in its Bylaws and the statutory and legal declaration and payment of dividends.

The internal accounting controls established and the Company's policies allow us to state our belief that there are no current or potential risks likely to lead to a weakening of its financial condition.

In our opinion, the afore-mentioned consolidated financial statements present fairly the financial position of Mercantil Servicios Financieros, C.A. and subsidiaries as of June 30, 2003 and the result of its operations and cash flows for the semester ended on that date, in conformity with the standards set by the National Securities Commission (CNV). The Company has submitted financial statements in accordance with the generally accepted accounting principles issued by the Venezuelan Federation of Associations of Public Accountants as complementary information.

With our thanks for the confidence you have placed in us, we remain

Yours truly,

Eduardo Elvira
Statutory Auditor

Francisco Torres Pantin
Statutory Auditor

Enclosure: Report of "Espiñeira, Sheldon y Asociados".



Financial Statements

Balance Sheets

Unconsolidated

(in millions of Bs.)	June 30 2003	December 31 2002	June 30 2002
Assets			
Cash and Due from Banks	16	1,021	244
Investment Portfolio	1,216,331	991,568	922,322
Other Assets	2,334	6,625	4,957
Total Assets	1,218,681	999,214	927,523
Liabilities and Shareholders' Equity			
Publicly Trade Debt Securities Issued by MERCANTIL	110,000	70,000	70,000
Other Liabilities	6,874	14,937	11,295
Total Liabilities	116,874	84,937	81,295
Shareholders' Equity	1,101,807	914,277	846,228
Total Liabilities and Shareholders' Equity	1,218,681	999,214	927,523

Income Statement

Unconsolidated

Semester ended (in millions of Bs.)	June 30 2003	December 31 2002	June 30 2002
Income			
Financial Income	1,142	1,005	736
Equity Investment in Subsidiaries	143,549	98,674	121,292
Total Income	144,691	99,679	122,028
Expenses			
Financial	11,986	11,222	13,703
Operating	4,731	5,653	2,896
Income Taxes	34	7,993	41
Total Expenses	16,751	24,868	16,640
Net Income	127,940	74,811	105,388

Balance Sheet

Consolidated

Assets (in millions)	June 30 2003 US$[1]	June 30 2003 bolivars	December 31 2002 bolivars	June 30 2002 bolivars
Cash and Due from Banks				
Cash	63	99,788	192,586	81,761
Banco Central de Venezuela	324	517,278	446,957	331,952
Venezuelan Banks and Other Financial Institutions	3	4,353	6,451	5,402
Foreign Banks and Other Financial Institutions	32	50,655	77,652	68,767
Pending Cash Items	79	125,562	35,429	106,663
(Allowance for Cash and Due from Banks)	(1)	(1,079)	(829)	(1,329)
	499	796,557	758,246	593,216
Investment Portfolio				
Investments in Trading Securities	7	11,900	13,928	9,183
Investments in Securities Available for Sale	1,716	2,738,880	2,575,772	2,028,897
Investments in Securities Held to Maturity	271	433,241	406,250	362,840
Share Trading Portfolio	63	100,554	72,341	70,542
Investments in Time Deposits and Placements	962	1,534,699	627,662	408,603
Restricted Investments	134	214,537	219,956	255,022
	3,154	5,033,811	3,915,905	3,135,087
Loan Portfolio, Net				
Current	2,525	4,030,141	3,907,467	3,454,042
Rescheduled	60	95,361	96,174	127,025
Past Due	51	81,566	73,330	85,188
In Litigation	12	19,853	31,314	19,394
	2,648	4,226,921	4,108,285	3,685,649
(Allowance for Losses on Loan Portfolio)	(133)	(211,529)	(183,562)	(202,331)
	2,516	4,015,392	3,924,722	3,483,318
Interest and Commissions Receivable	66	105,921	92,565	102,565
Long-Term Investments	9	14,371	14,009	11,401
Assets Available for Sale	11	17,121	19,771	28,048
Property and Equipment	148	235,671	237,841	243,636
Other Assets	209	333,780	337,364	311,094
Total Assets	6,612	10,552,624	9,300,425	7,908,365

(1) Period-end exchange rate: Bs.1,596/US$1 (controlled)

Liabilities and Shareholders' Equity

Liabilities (in millions)	June 30 2003 US$(1)	June 30 2003 bolivars	December 31 2002 bolivars	June 30 2002 bolivars
Deposits				
Non - Interest Bearing Checking Accounts	753	1,201,862	1,078,160	916,173
Interest Bearing Checking Accounts	1,360	2,171,318	1,436,861	1,185,109
Savings Deposits	1,709	2,728,297	2,610,307	2,057,969
Time Deposits	1,390	2,217,875	2,233,196	2,000,692
	5,213	8,319,352	7,358,524	6,159,943
Debt Authorized by the National Securities and Exchange Commission				
Debt Securities Publicly Trade Issued by the Institution	68	108,124	67,781	69,503
	68	108,124	67,781	69,503
Financial Liabilities	241	384,262	379,573	324,218
Interest and Commissions Payable	11	17,509	24,925	22,864
Other Liabilities	302	481,467	437,918	395,436
Subordinated Debt	86	137,655	115,109	87,848
Total Liabilities	5,920	9,448,369	8,383,830	7,059,812
Minority Interests in Consolidated Subsidiaries	2	2,448	2,318	2,325
Shareholders' Equity				
Capital				
Par Value	37	59,344	62,344	58,648
Inflation Adjustment	120	191,709	191,709	191,709
Paid in Surplus	38	59,873	59,873	63,569
Reserves	101	161,614	161,614	161,245
Translation Adjustment Net Assets of Subsidiaries Abroad	101	161,375	113,516	108,569
Retained Earnings	270	430,968	326,376	265,269
Shares Repurchased or Held by Subsidiaries	(7)	(10,731)	(29,540)	(26,411)
Unrealized Gain from Adjustment at Market Value of Investments	30	47,655	28,385	23,630
Total Shareholders' Equity	690	1,101,807	914,277	846,228
Total Liabilities and Shareholders' Equity	6,612	10,552,624	9,300,425	7,908,365

(1) Period-end exchange rate: Bs.1,596/US$1 (controlled)

in millions	June 30 2003 US$(1)	June 30 2003 bolivars	December 31 2002 bolivars	June 30 2002 bolivars
Interest Income				
Income from Cash and Due from Banks	5	8,740	11,811	11,950
Income from Investment Portfolio	143	227,880	154,927	136,762
Income from Loan Portfolio	197	314,392	327,461	293,636
Total Interest Income	345	551,012	494,199	442,348
Interest Expense				
Interest on Demand and Savings Deposits	31	49,989	43,997	26,398
Interest on Time Deposits	60	95,066	107,820	121,157
Interest on Securities Issued by the Institution	7	10,529	11,247	13,728
Interest on Financial Liabilities	9	13,816	16,594	9,455
Total Interest Expense	106	169,400	179,658	170,738
Gross Financial Margin	239	381,612	314,541	271,610
Provision for Losses on Loan Portfolio	67	106,196	54,841	59,236
Net Financial Margin	173	275,416	259,700	212,374
Commissions and Other Income				
Trust Fund Operations	5	8,481	7,863	7,085
Foreign Currency Transactions	2	2,868	14,358	14,231
Commissions on Customer Account Transactions	20	31,794	35,608	30,186
Commissions on Letters of Credit and Guarantees Granted	2	2,744	3,083	2,263
Equity in Long-Term Investments	3	4,641	3,413	4,119
Exchange Gains	31	49,168	18,716	84,344
Income on Sale of Investment Securities	10	15,827	9,768	3,899
Other Income	45	71,139	46,746	39,974
Total Commissions and Other Income	117	186,662	139,555	186,101
Insurance Premiums, Net of Claims				
Premiums	56	88,701	83,832	56,121
Claims	(45)	(71,263)	(65,520)	(46,235)
Total Insurance Premiums, Net of Claims	11	17,438	18,312	9,886
Operating Income	300	479,516	417,567	408,361
Operating Expenses				
Salaries and Employee Benefits	85	135,473	127,442	113,084
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Other	36	56,671	58,326	52,582
Fees Paid to Regulatory Agencies	6	10,088	7,801	7,653
Other Operating Expenses	83	133,262	118,351	105,994
Total Operating Expenses	210	335,494	311,920	279,313
Net Income Before Taxes, Extraordinary Items and Minority Interests	90	144,022	105.647	129,048
Taxes				
Current	13	20,144	37,774	23,624
Deferred	(3)	(4,355)	1,588	(254)
Total Taxes	10	15,790	39,362	23,370
Benefit from Utilization of Tax Losses Carried Forward	0	0	8,738	0
Minority Interests	0	292	212	290
Net Income for the Year	80	127,940	74,811	105,388

(1) 2003 average exchange rate: Bs. 1,596 /US$1 (controlled).

Venezuela

The behavior of the Venezuelan economy during the first semester of the year was marked by two closely connected events resulting from the political and institutional instability that has affected the country since 2001. The drastic drop in oil production and exports between December 2002 and January 2003, the rapid loss in international reserves and the suspension of foreign exchange transactions, followed by the government's decision to impose foreign exchange controls, under a scheme that has made it difficult to maintain the normal supply of foreign currency to the market for current and financial operations constitute the determining factors of the macroeconomic environment that prevailed during the first part of the year.

Even though the value of Venezuela's export basket averaged 26.3 US$/b during the semester, (against 22.2 US$/b throughout 2002), the sudden fall in export volumes triggered a drop of more than 800 million dollars in export revenue in the first quarter. Similarly, the fall in imports, services and private capital out flows explain the overall balance of payments surplus and the 41% growth in international reserves during the semester (from US$ 12,003 billion to US$ 16,874 billion).

The economy continued to slow down following the events of December and January. The recessive effect of those events was prolonged due to the strongly restricted foreign exchange supply and the fall in domestic spending, explaining the 29% fall in total GDP during the first quarter of 2003. This was the most drastic quarterly reduction ever registered, according to the statistics, with oil activities down a noticeable 46.7%, coupled with a 21% negative variation in non-oil activities.

Although official figures for the entire semester are not yet available, our estimates indicate a fall in total GDP in the region of 22%. The recession has brought with it open unemployment likely to reach 22% by the end of June.

Despite price controls and the economic slowdown, cumulative inflation to June rose to 15.3% versus 12.8% in the first semester of 2002. The harsh foreign exchange adjustments made at the beginning of the year, the tariff increases authorized for goods and public services and to some extent the shortages caused by the restrictions on foreign exchange supply, were all largely responsible for the spiraling in inflation.

Summary of Economic Performance	June 30 2003	June 30 2002
Percentage Variation of Gross Domestic Product		
Total*	-29	-3.8
Oil Sector*	-46.7	-7.6
Non Oil Sector*	-20.9	-2.0
Exchange Rate. Bs./US$		
Year End (June)	1,600.0	1,316.8
Average	1,617.3	938.6
Percentage Variation of Exchange Rate,% December-June	14.2	72.6
Average Variation of Exchange Rate	72.3	32.6
Inflation		
Annualized (June-June) %	34.2	19.6
Average %	34.9	16.7
Interest Rates		
Average Lending Rate (6 largest banks)	30.0	44.5
90-Day FTD (6 largest banks)	19.6	32.0

* Figures for first quarter of each year.
Source: Banco Central de Venezuela and Mercantil's economic research unit.

The Central Government's fiscal cash flow and internal spending made a significant recovery, after oil revenues picked up and facilities for extending the maturity of public securities were introduced.

In the money market, liquidity levels stopped falling in February and began to climb steadily. At the close of the first semester, the stock of liquidity reached around Bs. 22 billion, 11% higher than the December 2002 figure. This improvement has meant that cash and cash equivalents have also remained high, thereby contributing to the overall reduction in interest rates for loans and deposits. At the close of the semester, lending rates were in the region of 23% and deposit rates (90 day Term Deposit rate) 13%, 14 and 15 percentage points less, respectively, than their December 2002 levels.

United States

Slow economic growth characterized the US economy during the first semester, while the lag in investment spending, the weak job market and fears of deflation continued to have a bearish effect on interest rates, despite the robustness of the real estate market and improved business expectations. The Federal Reserve ruling of June 25 to lower interest rates on the Fed's Funds to 1%, brought official rates to minimum levels, below any recorded in the last 45 years. However, the expected improvement in corporate results for the second quarter pushed stock exchange indexes higher, after the minimum levels of March 11, halting the dollar's depreciation against the euro.

Interest Rates in Venezuela (6 largest banks)


%
60
50
40
30
20
10
Lending Rates
Deposits Rates for 90-days Term Deposit
July 2001
Aug
Sep
Oct
Nov
Dec 2001
Jan 2002
Feb
Mar
Apr
May
Jun
July 2002
Aug
Sep
Oct
Nov
Dec 2002
Jan 2003
Feb
Mar
Apr
May
Jun 2003

Balance Sheet

The main variations to the Balance Sheet during the first semester of 2003 are indicated below and compared with the Balance Sheet as of December 31, 2002. Additional information is shown and compared with information as of June 30, 2002:

Summary of Consolidated Balance Sheet (in millions, except percentages)	US$ (1) June 30 2003	Bs. June 30 2003	Bs. December 31 2002	Bs. June 30 2002	Jun 2003/Dec 2002 Increase (Decrease) %	Jun 2003/Jun 2002 Increase (Decrease) %
Assets						
Total Assets	6,612	10,552,624	9,300,425	7,908,365	13.5	33.4
Cash and Due from Banks	499	796,557	758,246	593,216	5.1	34.3
Investment Portfolio	3,154	5,033,811	3,915,906	3,135,087	28.5	60.6
Loan Portfolio, Net	2,516	4,015,392	3,924,723	3,483,318	2.3	15.3
Other Assets	209	333,781	337,364	311,094	(1.1)	7.3
Liabilities						
Deposits	5,213	8,319,352	7,358,524	6,159,943	13.1	35.1
Other Borrowings and Other Liabilities	707	1,129,017	1,025,306	899,869	10.1	25.5
Shareholders' Equity	690	1,101,807	914,277	846,228	20.5	30.2

(1) Period-end exchange rate: Bs.1,596/US$1 (controlled)

The audited financial statements and their notes can be found in the inside back cover of this report.

Total Assets

MERCANTIL's Total Assets increased 13.5% (Bs. 1,252,199 million) compared to December 2002, concentrated in the Banco Mercantil subsidiary, mainly due to the significant growth of liquidity in Venezuela as a result of the exchange control situation (See Economic Climate).

MERCANTIL's balance sheet include assets and liabilities in foreign currency, mainly in US Dollars, in the amount of US$ 3,587 million and US$ 3,136 million respectively.

The following figures show MERCANTIL's assets broken down by location and currency.

Assets by Location
(Total Bs. 10,552,624 millions)
June 2003



48% U.S.
5% Other
47% Venezuela

Assets in Bs. and US$
(Total Bs. 10,552,624 millions)
June 2003



46% Dollars, mainly U.S.
54% Bolivars

Cash and cash equivalents and Investment Portfolio

The 28.5% growth in MERCANTIL's Investment Portfolio includes the 116.4% growth of operations in Venezuela, mainly consisting of deposits in the Banco Central de Venezuela (BCV).

In March 2003, BCV informed the institutions on its general register of securities operations that as of that date the balances held in "operations involving the absorption and injection of liquidity" could not exceed 30% of its net liabilities. This measure led to an increase in Banco Mercantil's cash and cash equivalents, considering the reduction in the demand for loans and the regulatory and internal limitations to the concentration of the investment portfolio. This measure was abolished in May 2003, producing an increase of Bs. 1,205,137 million in deposits in the Banco Central (BCV) during the first semester.

Total Investments in Securities Issued or Guaranteed by the Venezuelan Government (excluding the BCV) account for 0.5 times MERCANTIL's equity and 6.2% its assets. Compared with Banco Mercantil, these securities represent 0.8% of Equity and 11.9% of assets. As of June 30, MERCANTIL held 3.7% of the National Public Debt Bonds (DPN) issued by the Venezuelan State.

The following figure illustrates the breakdown of the Investment portfolio as of June 30, 2003 and December 31, 2002:

Investments in Securities by Issuer



%
60
50
40
30
20
10
0
12/31/2002
06/30/2003
Venezuelan Goverment
Banco Central de Venezuela
U.S. Goverment Securities
Venezuelan Private Sector
Overseas PrivateSector, mainly U.S.

Loan Portfolio

The 20.7% (Bs. 386,665 million) decrease in MERCANTIL'S Loan Portfolio includes growth in overseas operations and a reduction in domestic operations, due to the decline in the demand for loans in the country caused by the economic recession in the first quarter of 2003 (29% fall in GDP).

The size of the Venezuelan banking system's Loan Portfolio shrank by 5.4% during the second quarter of 2003.

As of June 30, 2003, Banco Mercantil ranks No. 1 in Venezuela's financial system in terms of its Loan Portfolio, with a 15.9% market share.

The quality of MERCANTIL's Loan Portfolio is still favorable, with Past due and Non-performing loans accounting for 2.4% of the Gross Loan portfolio, this indicator being 0.8% at Commercebank and 4,9% at Banco Mercantil, versus 7.6% for the Venezuelan financial system (consolidated).



The following table shows that over 95.3% of MERCANTIL'S Loan Portfolio as of June 30, 2003 is Current (95.1% on December 31, 2002).

Loan Portfolio Classified by Status (in millions, except percentages)	Bs. June 30 2003	%	Bs. December 31 2002	%	Bs. June 30 2002	%
Current	4,030,141	95.3	3,907,467	95.1	3,454,042	93.7
Restructured	95,361	2.3	96,174	2.3	127,025	3.5
Past Due	81,566	1.9	73,330	1.8	85,188	2.3
In Litigation	19,853	0.5	31,314	0.8	19,394	0.5
	4,226,921	**100.0**	**4,108,285**	**100.0**	**3,685,649**	**100.0**

The figures below show the Loan Portfolio classified by guarantee, economic activity, risk, geographical location and type of risk.

Loan Portfolio Classified by:



Type of Guarantee
7% Debenture
32% Unsecured
44% Mortgage
17% Pledge
Economic Activity
49% Commercial
11% Construction
4% Services
7% Industrial
11% Foreing Trade
18% Other
Geographic Location
44% U.S.
15% Other
41% Venezuela
Type of Risk
88% Normal
4% Potential
6% Real
2% High Risk e Unrecoverable

Deposits

The 13.1% increase in MERCANTIL's deposits includes an increase in domestic operations and a reduction in operations abroad. The variation in Deposits is mainly attributable to the changes in Venezuela's financial environment (See Economic Climate).

In Venezuela, Banco Mercantil attained a market share of 16,0% and 14,1% for Deposits and Investments sold under agreement to repurchase, making the Institution No. 1 in the national banking system as of June 30, 2003.

Structure of Deposits
(Total Bs. 8.319.352 millions)
June 2003



73% Demand Deposits
27% Time Deposits

Publicly Traded Debt Securities Issued by MERCANTIL

In May 2003 MERCANTIL was authorized by the National Securities Commission (CNV) to issue unsecured bonds in the amount of Bs. 40,000 million which were all placed at 1 and 2 years at a variable interest rate of 84% to 90% of the lending rate for the main six commercial banks published by the Banco Central de Venezuela (BCV).

Shareholders' Equity

Shareholders' Equity increased by Bs. 187,530 million (20.5%) during the first semester of 2003. This was mainly due to net earnings for the semester of Bs. 127,940 million and the effect of converting the Bs. 47,859 million in net assets of the overseas subsidiaries due to the devaluation of the bolivar versus the dollar during the semester.

MERCANTIL's equity over assets ratio as of June 30, 2003 is 10.4%. The ratio equity over risk-weighted assets is 22.9% based on CNV standards, the minimum required being 8% (this ratio is 22.9% under Basel standards). For Banco Mercantil as of June 30, 2003 the ratio equity over assets is 13.1% and the ratio equity to risk-weighted assets, in conformity with the standards of the Bank Superintendency in Venezuela is 24.8% (for Banco Mercantil the ratio in the case of weighted assets is 28.2% under Basel standards). For Commercebank, N.A. these indicators are 6.3% and 10.4%, respectively, under Basel standards.

Profits and Losses

Financial Margin

Financial Margin Semester Ended (In millions, except percentages)	US$ (1) June 30 2003	Bs. June 30 2003	Bs. December 31 2002	Bs. June 30 2002	Jun 2003/Dec 2002 Increase (Decrease) %	Jun 2003/Jun 2002 Increase (Decrease) %
Interest Income	345	551,012	494,199	442,348	11.5	24.6
Interest Expense	106	169,400	179,658	170,738	(5.7)	(0.78)
Gross Financial Margin	239	381,612	314,541	271,610	21.3	40,5
Provision for Loan Portfolio Losses	67	106,196	54,841	59,236	93.6	79.3
Net Financial Margin	173	275,416	259,700	212,374	6.1	29.7

(1) 2003 average exchange rate: Bs. 1,596 /US$1 (controlled).

The increase in the volume of financial assets and liabilities compared to June 2002, in operations in Venezuela and abroad had a positive impact on the performance of the Gross Financial Margin, even though interest rates in Venezuela fell significantly compared with the first semester of 2002. Lending rates for dollar transactions were at their lowest level in recent decades.

Compared with June 2002 volumes of assets and liabilities grew by 39.1% and 36.3% respectively in Venezuela and by 14.7% and 12.6% abroad, respectively. The lending rate published by the Banco Central de Venezuela (BCV) corresponding to the average of the main six banks went from 41% in June 2002 to 26% in June 2003 . The 90 day Term Deposit rate dropped from 34% to 17% over the same period (see figure showing movement of interest rates under Economic Climate)

Loan Portfolio Provision

During the first semester of 2003 spending on Loan Portfolio provisions was Bs. 106,195 million (US$ 67 million). The accumulated provision was Bs. 211,529 million (US$ 133 million) as of June 30, 2003. Loans written-off for the semester amounted to Bs. 84,293 million.

This provision expense represents an increase of 79. 3% compared with the first semester of 2002, mainly due to the increase in loan portfolios allocated in Venezuela.

Commissions, Other Income and Insurance Premiums, Net of Claims.

Commissions, Other Income and Insurance Premiums, Net of Claims Semester Ended (In millions, except percentages)	US$ (1) June 30 2003	Bs. June 30 2003	Bs. December 31 2002	Bs. June 30 2002	Jun 2003/Dec 2002 Increase (Decrease) %	Jun 2003/Jun 2002 Increase (Decrease) %
Net Financial Margin	173	275,416	259,700	212,374	6.1	29.7
Commissions and Other Income	117	186,662	139,555	186,101	33.8	0.3
Insurance Premiums, Net of Claims	11	17,438	18,312	9,886	(4.8)	76.4
Operating Income	300	479,516	417,567	408,361	14.8	17.4

(1) 2003 average exchange rate: Bs. 1,596 /US$1 (controlled).

Commissions and Other Income increased by 0.3% (Bs. 560 million) in the first semester of 2003 compared with the same period in 2002. The variation, in addition to considering the Bs. 2.720 million effect of devaluation on financial statements, mainly includes:

- Reduction of Bs. 11,364 million in Income from Foreign Currency Transactions as a result of customers being unable to buy or sell foreign currency due to the suspension of in foreign exchange trading in Venezuela since January 2003 (See Economic Climate).
- Decline of Bs. 35,176 million in net income due to Exchange Gains. During the first semester of 2002 the long position in foreign currency of subsidiaries in Venezuela generated Bs. 84,344 million in exchange gains as a result of the devaluation of the bolivar against the dollar when the rate went from US$ 757/US$1 to Bs. 1,352/US$1. During the first semester of 2003, the exchange rate was controlled set at Bs.1,596/US$1.
- Bs. 11,928 million increase in securities trading operations, due to the intensification of the market which stimulated Investment portfolio movement.
- Bs. 10,000 million were freed up in provisions for exchange risk volatility created at the close of 2002 were released.

Operating Expenses

Operating Expenses, Taxes and Net Income Semester Ended (In millions, except percentages)	US$ (1) June 30 2003	Bs. June 30 2003	Bs. December 31 2002	Bs. June 30 2002	Jun 2003/Dec 2002 Increase (Decrease) %	Jun 2003/Jun 2002 Increase (Decrease) %
Earnings from Financial Operations	300	479,516	417,567	408,361	14.8	17.4
Operating and Personnel Expenses	210	335,494	311,920	279,313	7.6	20.1
Operating Income before Tax and Minority Interests	90	144,022	105,647	129,048	36.3	11.6
Taxes (current and deferred)	10	15,790	39,362	23,370	(59.9)	(32.4)
Benefit from Use of Tax Loss Carry Forwards	0	0	8,738	0	(100)	0
Minority Interests	0	292	212	290	37.7	0.7
Net Income for the Semester	**80**	**127,940**	**74,811**	**105,388**	**71.0**	**21.4**
Net Income per Common Share (Bs/share)	0.22	320	195	283	(64.1)	(31.1)

(1) 2003 average exchange rate: Bs. 1,596 /US$1 (controlled).

Operating and Staff Expenses rose by 20.1% (Bs. 56,182 million) during the first semester of 2003 compared with the first semester of 2002. By excluding the effect of the devaluation of Bs. 7,351 million, the real variation resulted in a 17.5% (Bs. 48.831 million) increase in expenditure.

The efficiency ratio of Operating Expenses to Total Average Assets went from 8.2% in June 2002 to 6.6% in June 2003. This ratio has been consistently decreasing over the last 5 years.

MERCANTIL has continued to endeavor to reduce costs. Efforts include better control over the use of services and suppliers, and orienting customer transactions to less costly channels while offering them an improved service.

A project is currently way under to evaluate the location and level of use of Banco Mercantil branches in Venezuela. As a result, twenty-nine were closed during the first semester of 2003 and customers relocated to branches nearby which offer the infrastructure necessary to meet their needs.

Summary of the Accounting Standards used to prepare the Consolidated Financial Statements

MERCANTIL's financial statements are presented in conformity with the standards set by the National Securities Commission in Venezuela (CNV) and in those cases where none have been set by the CNV, the Accounting Standards Generally Accepted in Venezuela have been applied. Such standards require that financial statements be prepared on a consolidated basis. MERCANTIL's main subsidiaries are listed below:

- Banco Mercantil, C.A., universal bank in Venezuela and its overseas branches
- Commercebank N.A., bank in the USA
- Seguros Mercantil, C.A. insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., bank in Curaçao and its subsidiary Banco del Centro, S.A. in Panama
- Banco Mercantil (Schweiz) AG, bank in Switzerland and its subsidiary BMC Bank & Trust Limited, in Grand Cayman
- Merinvest, C.A. securities brokerage in Venezuela

National Securities Commission (CNV) accounting standards

The National Securities Commission (CNV) stipulated that MERCANTIL's financial statements must be submitted in nominal figures as of the first financial year ended after December 31, 1999. Therefore, as of January 2000, MERCANTIL stopped adjusting its primary financial statements for inflation. Hence, fixed assets, among others, show the value adjusted for the effect of inflation up to December 31, 1999. The market value determined by independent valuations is higher than the cost adjusted for inflation. New additions are being recorded at their acquisition cost.

Performance of Subsidiaries

Summarized below are the contributions of MERCANTIL's principal subsidiaries as of June 30, 2003 in keeping with the standards of the National Securities Commission (CNV), followed by some comments and a summary of their financial statements, in conformity with the standards applicable thereto. In accordance with those standards, there are differences with respect to the consolidated information in the previous table.

Mercantil Servicios Financieros, C.A. Subsidiaries' Contribution As of June 30, 2003 (In billions of Bs. and millions of US$)	Banco Mercantil 99,69%(1)	Commercebank Holding Corporation 100%(1)	Holding Mercantil International 100%(1)(2)	Seguros Mercantil 100%(1)	Merinvest 100%(1)	Mercantil Inversiones y Valores 100%(1)	Total Consolidado Bolivars(3)	Total Consolidado US$(4)
Total Assets	5,069	4,898	258	227	38	63	**10,553**	**6,612**
Investment Portfolio	2,366	2,395	72	121	36	44	**5,034**	**3,154**
Loan Portfolio, Net	1,483	2,364	168	0	0	0	**4,015**	**2,516**
Deposits	3,970	4,124	225	0	0	0	**8,319**	**5,213**
Shareholders' Equity	686	252	57	79	36	34	**1,102**	**690**
Net income for the Semester	83	21	2	7	12	3	**127**	**80**
Premiums	0	0	0	89	0	0	**89**	**56**
Number of Employees	5,918	567	36	1,069	56	91	**7,737**	—
Market Share(5)	15,9	—	—	11	—	—	—	—

(1) MERCANTIL's equity percentage in the Subsidiary.

(2) Holding Mercantil International, consolidates Banco Mercantil Venezolano, N.V. y and Banco Mercantil (Schweiz) AG.

(3) Figures net of elimination of intercompany transactions, presented in accordance with National Securities Commissions Standards in Venezuela.

(4) period-end exchange. Rate and average exchange rate for the semester: Bs. 1,596/US$ 1 (controlled)

(5) In terms of deposits for Banco Mercantil and premiums for Seguros Mercantil.

Banco Mercantil

Banco Mercantil was founded in 1925 and currently ranks No. 1 in Venezuela's banking system in terms of loan portfolio, total assets, deposits and trust funds. Its financial products and services are marketed in Venezuela, as of June 30, 2003, through a nationwide network of 293 offices, 679 ATMs and 8,939 points of sale and telephone and Internet banking. The Bank also has two branches in the USA (Miami and New York), one in Curaçao and five Representative Offices located in Bogota, Lima, Mexico City, Sao Paulo and London.

In nominal terms, Banco Mercantil's results stayed at the same level as in the first semester of 2002. The increase in volume of financial assets and liabilities compared with June 2002 had a positive effect on the behavior of the Gross Financial Margin, even though by comparison with the first semester of 2002, interest rates in Venezuela dropped considerably.

Between June 2002 and June 2003, financial assets and liabilities grew 39,1% and 36,3% respectively in Venezuela. The average lending rate of the six main banks published by the Banco Central de Venezuela (BCV) was down from 41% in June 2002 to 26% in June 2003. Over that same period, the 90 day Term Deposit rate went from 34% to 17%.

During the first semester of 2003 a Bs. 93.597 provision was recorded for the Loan Portfolio, raising the ratio of Allowance for Loan Losses to Past Due and Non performing Loans to 200%.

Banco Mercantil Semester Ended (in millions)	US$ June 30 2003	Bs. June 30 2003	Bs. December 31 2002	Bs. June 30 2002
Total Assets	2,776	4,430,559	3,529,386	2,973,350
Investment Portfolio	1,135	1,812,240	694,088	496,619
Loan Portfolio, Net	784	1,251,295	1,601,077	1,378,628
Customer Deposits	2,222	3,547,095	2,756,040	2,221,449
Shareholders' Equity	385	615,741	500,176	478,082
Net Income	62	98,366	74,381	98,752

Figures shown in accordance with Superintendency of Banks and other Financial Institutions standards.

Commercebank Holding

Commercebank Holding is a company registered in Coral Gables, Florida. It was incorporated in 1987 as a means of acquiring Commercebank, N.A. which was founded in 1979. Commercebank, N.A, is currently the main subsidiary of the Holding, operating nine branches and two loan offices. Eight of these branches are in Miami-Dade and Broward counties in Florida, and there is one branch in New York. The loan offices are in Houston, Texas and Tampa, Florida. Commercebank is planning to open two new branches this year in Miami-Dade county (South Florida). The bank is supervised by the Currency Control Office and deposits are guaranteed by the Federal Deposit Insurance Corporation (FDIC).

Total assets were US$ 3.1 billion as of June 30, 2003. Total deposits amounted to US$ 2.7 billion and the net loan portfolio reached US$ 1.5 billion. Loan portfolio growth was concentrated in the US domestic market, mainly in the real estate and corporate market.

Commercebank Holding's accumulated results as of June 30, 2003 show net earnings of US$ 13.2 million, a drop of 4.4% year on year, the main reason being that interest rates for dollar transactions were at their lowest in recent decades. These results represent a return on assets (ROA) of 0.92% and a return on equity (ROE) of 18.39%.

Commercebank Holding Corporation Consolidated Semester Ended (in millions)	US$ June 30 2003	Bs. June 30 2003	Bs. December 31 2002	Bs. June 30 2002
Total Assets	3,069	4,898,057	4,461,547	3,650,243
Investment Portfolio	1,500	2,394,511	2,398,457	1,878,133
Loan Portfolio, Net	1,481	2,364,367	1,928,495	1,634,102
Customer Deposits	2,653	4,233,461	3,909,809	3,184,673
Shareholders' Equity	158	251,973	209,038	175,425
Net Income	13	21,108	25,215	13,903

Figures shown in accordance with generally accepted accounting principles in the United States (USGAAP).

Holding Mercantil International

Consolidates four overseas financial institutions: Banco Mercantil Venezolano, in Curaçao; Banco del Centro, in Panama; BMC Bank and Trust, in the Cayman Islands and Banco Mercantil (Schweiz) AG, in Switzerland.

Total assets amounted to US$ 201 million as of June 30 and total deposits to US$ 157.8 million.

The accumulated results at the close of June 2003 reflect US$ 1 million in earnings.

Holding Mercantil International C.A. Consolidated Semester ended (in millions)	US$ June 30 2003	Bs. June 30 2003	Bs. December 31 2002	Bs. June 30 2002
Total Assets	201	321,124	315,867	226,917
Investment Portfolio	73	116,537	176,400	100,106
Loan Portfolio, Net	105	167,781	126,321	115,063
Customer Deposits	158	251,814	235,196	161,108
Shareholders' Equity	35	57,260	48,887	45,710
Net Income	1	1,561	(165)	644

Figures shown in accordance with International Accounting Standards (IAS).

Merinvest

During the first semester of 2003, Merinvest continued to offer investment services on the domestic market. Its subsidiaries include a securities brokerage and a mutual fund administrator.

Accumulated results as of June 30, 2003 reflect earnings of Bs. 12,855 million, showing a 128% variation in bolivars year on year. This is mainly due to the increase in securities trading operations as a result of growth in market size which boosted the trading volume of the investment portfolio.

Merinvest C.A. Consolidated Semester ended (in millions)	US$ June 30 2003	Bs. June 30 2003	Bs. December 31 2002	Bs. June 30 2002
Total Assets	26	40,916	40,097	40,791
Investment Portfolio	24	38,838	22,373	35,071
Shareholders' Equity	23	37,176	31,690	28,597
Net Income	8	12,854	5,531	5,626

Figures shown in accordance with National Securities Commission Standards in Venezuela.


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Seguros Mercantil

As of June 30, 2003, Seguros Mercantil ranked as Venezuela's second insurance company, with net earned premiums during the semester totaling Bs. 163.621 million. It is the second out of 49 companies with a market share of 11% and a growth rate of 43.5% during the semester.

Gross profits for the first semester of 2003 were Bs. 7,791 million, 26.3% up on the figure for the same period of the previous year, bringing equity to Bs. 79,173 million as of June 30, 2003.

Seguros Mercantil C.A. Consolidated Semester ended (in millions)	US$ June 30 2003	Bs. June 30 2003	Bs. December 31 2002	Bs. June 30 2002
Total Assets	143	228,695	214,121	173,879
Investment Portfolio	79	125,637	130,681	106,712
Technical Reserves	81	128,661	103,308	39,231
Shareholders' Equity	50	79,173	65,567	61,191
Net Income	5	7,791	10,716	6,168

Figures shown in accordance with Superintendency of Insurance Standards in Venezuela.

Mercantil Inversiones y Valores

One of Mercantil Inversiones y Valores' main investments is a 43% share in the capital of Servicios Empresariales, C.A. (Seremca), a luncheon voucher company.

One of its fully-owned subsidiaries is Servibien, C.A., a real estate brokerage firm.

At the close of the financial year, Mercantil Inversiones y Valores, C.A. had assets and equity of Bs.31,975 million and Bs.28.962 million respectively and its nominal profits were Bs.5,615 million.

Mercantil Inversiones y Valores Semester ended (in millions)	US$ June 30 2003	Bs. June 30 2003	Bs. December 31 2002	Bs. June 30 2002
Total Assets	20	31,975	29,212	31,402
Investment Portfolio	8	12,861	16,998	10,829
Shareholders' Equity	18	28,962	26,385	28,944
Net Income	3	4,550	5,615	12,978

Figures shown in accordance with Accounting Principles Generally Accepted in Venezuela.


THIS NOTE
FOR ALL DEBTS
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Cash Dividends

The General Shareholders' Meeting held on September 20, 2002 approved an ordinary cash dividend of Bs. 8.00 per share on profits accumulated up to December 31, 2001, which was paid in February 2003.

At a General Shareholders' Meeting held on February 26, 2003 an ordinary cash dividend was approved on each of the common Class A and Class B outstanding shares, at Bs. 8.00 per share for the second, third and fourth quarters of 2003. The first dividend approved at the Assembly was paid out in May and the remainder is payable in August and November 2003.

The Board of Directors was further authorized to declare dividends up to Bs. 32,000 million, either in cash or with shares from the capital increases resulting from using the authorized capital, to be paid to holders of common Class A and common Class B shares in amounts, and at frequencies and times to be determined by the Board, provided it is before December 31, 2003.

At the Meeting held on July 14, 2003, the Board approved an extraordinary cash dividend of Bs.18.00 per common Class A and common Class B share, payable on August 10, 2003 to the shareholders on record as of July 31, 2003. This brings the total cash dividend per share amount payable during 2003 to Bs.50.00.

Share Dividends

The Board Meeting held on July 14, 2003 agreed to increase MERCANTIL's subscribed and paid-up capital by Bs.23,594,778,900.00, by issuing 85,794,046 new common Class A shares and 71,504,480 new common Class B shares, to be paid as dividends to shareholders in the following amounts: two new common Class A or "B" shares for every five common outstanding Class A or "B" shares held, once authorization has been given by the CNV and prior to October 31, 2003.

Summary of Dividends paid in First Semester 2003		
Cash Dividends		
I Quarter	8.00	Ordinary
II Quarter	8.00	Ordinary
Total	16.00	

Number of shares	Class A	Class B	Total Shares
Shares Issued	215,408,136	180,218,642	395,626,778
Shares Outstanding	214,449,601	178,811,432	393,311,033
Treasury Shares	908,535	1,407,210	2,315,745

Management

Shareholders' Meeting

The Shareholders Meeting is the Company's highest decision-making body. It represents all the shareholders and its decisions, reached by a majority vote pursuant to the Law and the Company Bylaws, are binding upon all the shareholders.

Board of Directors

Unless a Shareholders' Meeting is being held, the Board of Directors is the highest management and administrative level of the Company.

The Board of Directors is composed of eight (8) principal directors and two (2) alternates per principal director. Normally the Board meets once a month, but extraordinary meetings may be held whenever deemed necessary. In addition to managing the Company's business, the Board has the following attributions: to approve the Company's Objectives and Strategic Plan; set the general organization standards and approve the rules of procedure; appoint and remove the chairman, members of the Executive Committee, the Legal Representative and alternates, the secretary and alternate, the internal auditor and independent accountants, advisors and consultants as required; submit to the consideration of the Shareholders' Meeting its recommendation on the amount, frequency and form of dividend payment; approve the Company's general spending policy; exercise through the Chairman, any of its members and other officers, fullest oversight and control of the business, accounting and operation of the Company; delegate the ordinary and normal exercise of its attributions to the Executive Committee, under the terms and limitations established by the Bylaws, which have provided for the creation and operation of the Audit and Remuneration Committees, while the Board of Directors has provided for the creation of the Risk Committee. These Committees are made up of External Directors and the Chairman as ex officio Board member.

Executive Committee

Mercantil has an Executive Committee comprising a Chairman and up to eight (8) other officers who lend their services to the Company or one or some of its subsidiaries on a full-time basis and who are appointed by the Board of Directors. At present the Executive Committee is made up of a chairman and five members. It normally meets once a week and holds extraordinary meetings as required.

Board of Directors' Remuneration Committee

Members*

Responsible for setting the institution's remuneration policy, approving the remuneration of the Chairman and top management and informing the Board of Directors thereof.

Gustavo J. Vollmer (Coordinator)
Jonathan Coles
Víctor Sierra
Rafael T. Hernández A.
Gonzalo Mendoza
Alfredo Irigoin
Luis Esteban Palacios W
Luis Alfredo Sanabria U
Gustavo A. Marturet (Ex officio)

Board of Directors' Audit Committee

Responsible for reviewing accounting and management policies, considering the opinions and reports of the organization's internal and independent accountants, establishing the Reserves, Financial Statements and their Notes and formulating recommendations to the Board. It also approves the engagement and fees of the independent accountants.

Alfredo Travieso P. (Coordinator)
Thimothy Purcell
Carlos Hellmund B.
Oscar Machado K.
Gustavo Machado C.
Eduardo Mier y Terán
Federico Vollmer
Gustavo A.Marturet (Ex officio)

Board of Directors' Risk Committee

Approves the risk profile and the policies and risk limitations of MERCANTIL. Optimizes the use of capital to support the risk profile established.

Luis A. Romero M. (Coordinator)
Gustavo J. Vollmer A.
Miguel Angel Capriles L.
Gustavo Galdo
Luis A Marturet
Francisco Monaldi
Germán Sánchez Myles
Guillermo Sosa S.
Gustavo A. Marturet (Ex Officio)

* See their resumes in the Board of Directors section.

Executive Committee

Responsible for evaluating alternatives and formulating recommendation on policy matters, objectives, strategies and organization to submit them to the consideration of the Board of Directors, and guide the efforts of Company Management in their application. Also reviews the results of the implementation of the decisions taken by the Board of Directors and this Committee.

Gustavo A. Marturet (President)
Alejandro González Sosa
Nerio Rosales Rengifo
Armando Leirós R.
Guillermo Villar
Alberto Benshimol M.

* See their resumes in the Executive Committee section.

Principal Directors

Gustavo A. Marturet

President

Chairman and Chief Executive Officer of Mercantil Servicios Financieros and Banco Mercantil, with thirty-one years of service at Mercantil since 1972. Civil Engineer at the Universidad Central de Venezuela (1962). Professor of Rational Mechanics at the Universidad Central de Venezuela (1963–1973). President of Fundacion Banco Mercantil and Member of the Board of Seguros Mercantil. Member of the Board of Directors of Ed. Marturet & Co., Sucrs., Vice President of the National Banking Council. Member of the Consejo Asesor para el Fortalecimiento del Mercado de Capitales de la Comisión Nacional de Valores. Member of the Superior Council, Universidad Santa Rosa. Member of the Board of Directors of the Venezuelan-American Chamber of Commerce and Industry (VENAMCHAM). Member of the Board of Directors of The Institute of International Finance, Inc. (IIF). Former President of the Venezuela Banking Association, the National Banking Council, Venezuela-U.S. Business Council (CEVEU), and the Colombian-Venezuelan Chamber of Economic Integration (CAVECOL). Former Member of the Advisory Council of the Venezuelan Central Bank and of the Board of Directors of the Federation of Chambers and Associations of Commerce & Production in Venezuela (Fedecamaras), Civil Association for Institutional Development (ACIDE), and the Mexican-Venezuelan Chamber of Commerce and Industry, Latin Advisory Board of IBM, and Director of The Andean Development Corporation (CAF), Banking Sector Representative. Member of the Board of Caja Venezolana de Valores. President of Fundación para la Educación Eclesiástica Juan Pablo II (FESE). Member of the Latin American Business Council (CEAL). Member of the Latin Finance Latin American Banking Leadership Council and member of the Council of The Americas Advisory Board.

Gustavo J. Vollmer H.

Former Chairman of the Board of Banco Mercantil, C.A. (Banco Universal)

Civil Engineer graduated from Cornell Universidad (USA), with a Doctorate from Universidad Central de Venezuela (UCV). Principal Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former Member of the Board of Directors of S.C. Johnson & Son de Venezuela, C.A., IBM de Venezuela and IBM World Trade, Americas Far East. Former Chairman of the Board of Banco Mercantil, C.A. (Banco Universal) and Consorcio Inversionista Mercantil Cima and President and/or Director of several number of Venezuelan sugar, metalmechanic, cement, finance, construction, liquor companies and international corporations.

Alfredo Travieso P.

Administrative Partner of Law Firm Tinoco, Travieso, Planchart & Núñez.

Graduate and postgraduate degrees in law from Universidad Católica Andrés Bello (UCAB), postgraduate degree from the University of Michigan, USA. Administrative Partner of law firm Tinoco, Travieso, Planchart & Núñez, President of Crowley American Transport de Venezuela, C.A., Grupo Emboca, C.A. and H.S. de Venezuela, C.A. Principal Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Commercebank Holding Corp, Manufactura de Papel MANPA, C.A., Centro Comercial Judibana, Hellmund y Cia., Tapas Corona, C.A., ARS Publicidad, Reaseguros Corsa, S.A. and Telcel, C.A.

Luis A. Romero M.

Financial Adviser.

Electrical Engineer graduated from Universidad Metropolitana, MBA from Babson College, PMD and CEP from Harvard University. Principal Director of the Boards of Mercantil Servicios Financieros C.A., Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp and Commercebank, N.A. Member of the Consultative Council of the Venezuelan American Business Council (CEVEU). Director of International Briquettes Holding (IBH), Alternate Director of PAVCO de Venezuela and Director of Caurimare, S.A. and Desarrollos e Inversiones, S.A. Former Corporate Director of Strategic Planning of Siderúrgica Venezolana, SIVENSA, S.A.

Timothy Purcell

Responsible for JP Morgan Partners' investment activities in Latin America.

Graduated from Cornell Universidad, USA with an MBA from the Wharton School and a Master's degree in International Affairs from the University of Pennsylvania. Currently responsible for JP Morgan's investment activities in Latin America and Administrative Partner of JP Morgan Latin America Capital Partners, representing the interests of Morgan Capital on the Boards of Alicorp (Peru), Cinemex (Mexico), Corfuerte (Mexico) and Latasa (Brazil). Principal Director of Mercantil Servicios Financieros C.A. and Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp. of Commercebank N.A.. In 1993, was in charge of developing the activities of JP Morgan in Chile. Joined JP Morgan's Mergers and Acquisitions group in1986, specializing in Latin American transactions. Former Director of Nortel (Argentina) and Patagon.com (Argentina).

Gustavo Vollmer Acedo

President of Grupo Palmar.

Economist graduated from Duke University, with a postgraduate in Economic Development from Cambridge University, England. PED in Business Administration at IMEDE, Switzerland. Chairman of the Board of the Institute of Advanced Administration Studies (IESA). Member of the Board of Directors of Venezuela Competitiva. Member of the Consultative Council of the Venezuelan Confederation of Industrialists (CONINDUSTRIA). Former Founding Chairman of the Board of CEVEU. Member of the Development Council of Universidad Católica Andrés Bello (UCAB). Member of the Board of Directors of C.A. Electricidad de Caracas, Siderúrgica Venezolana, S.A. SIVENSA and Industrias Venoco. Member of the Latin America Advisory Committee of the New York Stock Exchange (NYSE). Principal Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and Commercebank N.A.. Former International President of the Young Presidents' Organization (YPO) and the Venezuelan Alliance against Drugs.

Jonathan Coles

President of Institute of Advanced Administration Studies (IESA).

Graduated from Yale University, with an MBA from Venezuela's Institute of Advanced Studies in Administration (IESA). Principal Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), El Nacional, C.A. La Electricidad de Caracas, Colegio Santiago de León de Caracas, S.C. Johnson & Son de Venezuela and Venezuela Competitiva. Director of Commercebank, N.A. and Commercebank Holding Corp. Former General Manager, CEO and Chairman of the Board of Directors of Mavesa, S.A.; Minister of Agriculture; Director of the Central Bank of Venezuela (BCV); Presidential Commissioner for National Supply and Chairman of the Mother and Child Nutrition Program (PAMI) Foundation.

Víctor J. Sierra A.

Director of Valores and Desarrollos VADESA S.A.

Attorney graduated from Universidad Central de Venezuela (UCV). Director of Valores and Desarrollos VADESA, S.A., Vice President of Inversiones Capriles and Legal Representative of Cadena Capriles. President of Publicaciones Capriles, C.A. Principal Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Formerly Legal Adviser to Cadena de Publicaciones Capriles and the Capriles group of companies. Director of Valinvenca, Inversiones Finalven, Sociedad Financiera Finalven, Servicios Finalven, Banco República, Inversiones Diversas, C.A. (INVERDICA) and C.A. La Electricidad de Caracas.

Alternate Directors

Luis A. Marturet M.
Computer Engineer.

Graduated in Computer Engineering from Universidad Simón Bolívar (USB), with a postgraduate in business management from the same university and in management studies from the Wharton School of the University of Pennsylvania. Member of the Board of C.A. Ed. Marturet & Co. Scrs. Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Was Planning Coordinator of C.A. La Electricidad de Caracas, where he held several positions in the Information Technology area.

Federico Vollmer Acedo
Vice President of Industrias Palmar S.A.

Bachelor of Science in Agribusiness from Middle Tennessee State University, Master's degree in Agricultural Economics from Cornell University, (MPSA Agriculture). Has held technical and management positions at various firms within the Polar Group (or Corpalmar) group of companies. Was Plant Manager, Administration Manager, General Manager and Director of Central El Palmar, S.A. Currently Vice President of Industrias Palmar, S.A. and President of Comercializadora Central, S.A.; Member of the Executive Committee of Inversiones AEFEVE; Vice President of FUNDACAÑA; Director of Inversiones Porcinas, C.A. and C.A. Central La Pastora, Director of the Venezuelan Food Industry Chamber (CAVIDEA) and Vice President of VENAZUCAR. Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Rafael T. Hernández
Former Dean of the Faculty of Medicine and Member of the Organizing Commission of Universidad Simón Bolívar (USB).

Earned his graduate degree in Medicine and postgraduate degree in Hospital Management from Universidad Central de Venezuela (UCV), and postgraduate degree in ENT from Harvard University. Former Director of the Biological Science Division, Chairman of the USB's Professorial Classification Commission, President of FAPREC, Founding Member of the Venezuelan ENT Society of Centro Médico Docente La Trinidad, Member of the Board of Directors of the UCV Teaching Hospital, Board of Directors of Conicit, IVAC, Clínica Luis Razetti and the Disciplinary Tribunal of the Medical Federation. Formerly Professor of ENT at Universidad Central de Venezuela. Associate Professor (Retired) of Universidad Simón Bolívar. Alternate Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Gonzalo A. Mendoza M.
Chairman of the Board of Negroven S.A.

Civil Engineer graduated from Universidad Santa María with an MS in Civil Engineering Management from Stanford University. Chairman of the Board of Negroven, S.A. Director of Tripoliven, S.A. and Valores Químicos (VALQUIMICA), C.A. Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and Siderúrgica Venezolana SIVENSA, S.A. Former President of the Venezuelan Association of the Chemical and Petrochemical Industry (ASOQUIM) and of the Venezuelan Ecuadorian Chamber of Commerce (CAVENEC).

Alfredo M. Irigoin, MD
Partner of JP Morgan, Partners, LLC, Buenos Aires office.

Joined JP Morgan Partners in 1998 and is currently based in Buenos Aires, responsible for investments in the Southern Cone. In charge of JP Morgan's business in Chile and its Investment Banking Office in Buenos Aires, Argentina. Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Was responsible for strategic planning and acquisitions of Telefonía Argentina and worked for Organización TECHINT in the corporate development area. Earned his PhD in Economics from New York University, and specialized in Political Economy at Grove City College. Bachelor's degree in Business Management from Universidad Católica Argentina.

Luis A. Sanabria U.
Legal Adviser to Corporación Palmar.

Graduated in Law at Universidad Católica Andrés Bello (UCAB) and studied at Georgetown University, Washington. Currently Investment Director for Palmar, C.A., C.A. Ron Santa Teresa, Constructora Alvo. Alternate Director on the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Gustavo Galdo C.
President of Inversora Parnaso S.A.

Civil Engineer graduated at Universidad Católica Andrés Bello (UCAB), MSc in Civil Engineering Management and MSC in Industrial Engineering Economic Systems Planning from Stanford University, USA. Director of Fe y Alegría, Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Formerly General Sectoral Director of Public Finance of the Ministry of Finance, Director of Banco Industrial de Venezuela and Member of The Advisory Commission on Public Debt Negotiation, in the public sector, and President of Investments for Finalven, S.A. and Sociedad Financiera Finalven, S.A., in the private sector.

Miguel A. Capriles L.
President of the Capriles Group of Companies

Graduated in Administrative Sciences at Universidad Metropolitana. President of Inversiones Capriles, C.A., Valores y Desarrollos Vadesa, S.A., Ultimas Noticias, C.A., C.A. El Mundo and Elite, C.A.. Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Commercebank Holding Corp. Director of H.L. Boulton S.A., of the Venezuelan Alliance against Drugs, Member of the Board of Directors of the Institute of Advanced Administration Studies (IESA), Consultative Council of Fundación Editorial Chacao and Consultative Council of the Federation of Chambers of Commerce (Fedecámaras). Former Director of C.A. La Electricidad de Caracas and Cerámicas Carabobo, C.A.

Francisco Monaldi
Economist. Professor and Researcher at Universidad Católica Andrés Bello.

Economist graduated Cum Laude at Universidad Católica Andrés Bello (UCAB), with a Master's in Economics from Yale University and a PhD in Political Economy from Stanford University. Professor of Political Economy and Researcher at the Institute of Economic and Social Research of Universidad Católica Andrés Bello and Visiting Academic at Stanford University. Alternate Director to the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former Consultant for Petróleos de Venezuela and other public and private institutions.

Guillermo Sosa S.

Director of Administration and Finance at Servicios de Corrugados Maracay.

Graduate of Capital University with a BA in Finance and Economics (Accounting and Computer Science). Currently Administration and Finance Director and also Director of Servicios de Corrugados Maracay. Alternate Director to the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Formerly Finance Manager of Seguros Canaima (Organización Orinoco) and Finance Director and Alternate Director of Seguros La Seguridad, Alternate Director of Inverdica, Director of La Seguridad Casa de Bolsa and Finance Manager of C.A. Ron Santa Teresa.

Germán E. Sánchez Myles

Chief Dentist at the Center of Restorative Dentistry.

Graduated in Dentistry at Universidad Central de Venezuela where he specialized in Buccal Surgery, Prostheses and Administrative Management of Dental Clinics. Currently Chief Restorative Dentist at the Center for Restorative Dentistry, in charge of the surgical area. Alternate Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Formerly Assistant in the Surgical Area of the Puerto Ayacucho Central Hospital and of the Eudoro González Hospital and the Restorative Dentistry Center.

Oscar A. Machado K.

President of Siderúrgica Venezolana Sivensa SACA.

Graduated in Industrial Engineering at Universidad Católica Andrés Bello. President of Siderúrgica Venezolana SIVENSA, S.A. Former President and Director of Venezuela Competitiva and the Venezuelan Iron and Steel Institute (IVES). Former President and Adviser to the Association of Venezuelan Executives (AVE). Director of the Executive Committee of the Latin American Iron and Steel Institute (ILAFA) and the Venezuelan Confederation of Industrialists (CONINDUSTRIA). Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), Director of Aeropuerto Caracas, S.A., Development Council of Universidad Católica Andrés Bello and Fundación Metropolitana.

Gustavo Machado Capriles

Vice President and Editorial Adviser to Cadena Capriles.

Graduated in Economics at Universidad Central de Venezuela (UCV). Specialized in Journalism and Media Management at Universidad de Navarra, Pamplona, Spain and in International Banking at Manufacturers Hanover Trust in New York. Worked in the tourism construction industry and international trade sectors, held management positions in the field of Strategic Planning with the Confinanzas Consortium. Currently Vice President and Editorial Adviser to Cadena Capriles and Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Luis Esteban Palacios W.

Founding Partner of Escritorio Palacios, Ortega y Asociados.

Founding Partner of Law Firm Palacios, Ortega & Asociados
Attorney graduated at Universidad Central de Venezuela with a postgraduate degree from New York University, MCJ 58. Former President of Montepío de Abogados de Venezuela. Former Assistant to the President of the Central Bank of Venezuela (BCV). Member of the Advisory Council for Investments of the Superintendency of Foreign Investments (SIEX). Director of the Venezuelan Scout Foundation. Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Compañía Anónima Teléfonos de Venezuela (Cantv). Member of the Advisory Council of IBM Venezuela, S.A. and the Federation of Private Child Welfare Agencies (FIPAN).

Carlos Hellmund Blohm

Vice President of Casa Hellmund.

Industrial Engineer graduated from Northeastern University, USA, MBA/SLOAN Fellowship from the London Business School, England. President of Laboratorios Rapid Fot, C.A., Director of Casa Hellmund. Executive Director of Hellmund GMS, C.A. Director of Grupo Corpalmar. Director of the Venezuelan Japanese Chamber (CAVESA) and of the Venezuelan Photography Chamber (CAVIFOT). Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and Member of the Board of Trustees of the Latin American Region of the London Business School.

Eduardo Mier y Terán

Chairman of the Board of Directors of Desarrollos e Inversiones, S.A. and Director of Corporación Industrial Carabobo and Cerámicas Carabobo.

Civil Engineer graduated from Universidad Católica Andrés Bello, MSc from Stanford University. Currently Chairman of the Boards of Industrias Plycem, S.A., Pavco de Venezuela, S.A., Agregados Livianos, C.A., Caurimare, S.A. and Desarrollos e Inversiones, S.A. Director of Moore de Venezuela, S.A., H.L. Boulton & Co., S.A. and Fundación John Boulton, Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former General Manager of Inversiones Tacoa, C.A. and President of Educrédito.

Executive Committee

Gustavo A. Marturet
President

See CV in Board of Directors sector.

Alejandro González Sosa
Manager of Finance and Institutional Banking of Banco Mercantil

and Mercantil Servicios Financieros.
Graduated in Chemical Engineering at Universidad Metropolitana. MBA from Babson College, Massachusetts USA. During the twenty-two years of his career as Executive of Banco Mercantil. Has occupied several positions in Finance and Corporate Banking. Member of the Executive Committee of Banco Mercantil and Mercantil Servicios Financieros. Director of Seguros Mercantil; Merinvest Sociedad de Corretaje de Valores C.A; Merinvest C.A.; Merinvest Sociedad Administradora de Entidades de Inversión Colectiva C.A.; Mercantil Internacional Mercado de Capitales C.A.; Portafolio Mercantil de Inversión en Acciones; Portafolio Mercantil de Inversión en Renta Fija; Portafolio Mercantil de Inversión en Dólares; Portafolio Mercantil de Inversión Balanceado; Portafolio Mercantil de Inversión Wall Street; Banco del Centro (Panama); Banco Mercantil Venezolano (Curaçao). Former President of Interbank, C.A., Banco Universal and Director of the Venezuelan Bankers Association (ABV); the Venezuelan Council for Investment Promotion (CONAPRI) and Educrédito C.A.

Guillermo Villar
Manager of International Operations and Manager of Assets under Management of Banco Mercantil and Mercantil Servicios Financieros.

BSc in Business and Administration from the University of Puerto Rico, with a master's degree in Economics from Vanderbilt University, USA. Has been with the institution for twenty-eight years where he has been Manager of International Operations and Manager of Assets under Management of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A. Director of Seguros Mercantil. CEO and Vice Chairman of the Board of Commercebank N.A., Banco Mercantil Venezolano N.V. and Banco del Centro, S.A. Member of the Board of Directors of Banco Mercantil (Switzerland) AG and Managing Director of BMC Bank & Trust Ltd.

Alberto Benshimol M.
Manager of New Financial Business of Banco Mercantil and Mercantil Servicios Financieros
President of Seguros Mercantil.

Civil Engineer graduated from Universidad Católica Andrés Bello, MSc in Civil Engineering from the University of Illinois and postgraduate studies at Stanford University. Has been with the institution for eleven (11) years and currently is Manager of New Business and a member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A, General Manager of Mercantil Inversiones y Valores, C.A. and President of Seguros Mercantil, C.A. Former Manager of Inversiones Tacoa, C.A., General Manager of Inversiones Polar, C.A., Director of Polar Uno, C.A., Bodegas Pomar, C.A., Superenvases Evalic, C.A., Grupo Zuliano, C.A., Henkel Venezolana, C.A. and a number of industrial and real estate companies.

Nerio Rosales Rengifo
Manager of Personal and Business Banking of Banco Mercantil

and Mercantil Servicios Financieros.
Economist graduated at Universidad Católica Andrés Bello with 25 years at the Institution. Completed the Advanced Management Program (PAG) at the Institute of Advanced Administration Studies (IESA). Manager of Personal and Business Banking and member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A. Chairman of the Board of Mercantil Sociedad Administradora de Entidades de Inversión Colectiva and Director of Seguros Mercantil. Director of Portafolio Mercantil de Inversión en Acciones; Portafolio Mercantil de Inversión en Renta Fija; Portafolio Mercantil de Inversión en Dólares; Portafolio Mercantil de Inversión Balanceado; Portafolio Mercantil de Inversión Wall Street and Commercebank Holding, Corp.

Armando Leirós R.
Manager of Operations and Technology of Banco Mercantil and Mercantil Servicios Financieros

Economist graduated from Universidad Católica Andrés Bello. Has been at Mercantil for 28 years and is currently Manager of Operations and Technology, member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A. Director of Todo1 Services. Has held various offices with Mercantil Servicios Financieros, C.A., including: Manager of Corporate Banking, Manager of Corporate and Institutional Banking, Executive President of Arrendadora Mercantil, C.A. and Banco de Inversión Mercantil, C.A., Director of Fondo Mercantil and Banco Hipotecario Mercantil, C.A. Currently a Director of Seguros Mercantil.

Subsidiaries

Corporate Contacts

Banco Mercantil, C.A. (Banco Universal)
Avenida Andrés Bello No. 1,
Edificio Mercantil.
Caracas 1050. Venezuela
Phone: (58-212) 503.1111
Telex: 27002/27003 BMER VC
Fax: (58-212) 503.1239
P O Box 789, Caracas 1010-A, Venezuela
e-mail: mercan24@bancomercantil.com
Website: www.bancomercantil.com
Call Center: (58-0212) 503.2424 - 600.2424

Commercebank N.A.
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 629.1200
Fax: (1-305) 629.1400
Website: www.commercebankfl.com

Banco Mercantil (Schweiz), AG
Stockerstrasse 38 P.O. Box 1052.
CH-8039 Zurich, Switzerland
Phone: (41-433) 444555
e-mail: jfischer@bancomercantil.zu.com
Website: www.mercantilsuiza.com

Merinvest
Avenida Andrés Bello No. 1, Edificio
Mercantil, piso 24. Caracas, Venezuela
Phone: (58-212) 503.2700
Fax: (58-212) 503.2757
e-mail: merinvest@bancomercantil.com

Seguros Mercantil
Av. Libertador sentido Este,
esquina Calle Andrés Galarraga,
Edificio Seguros Mercantil, Chacao.
Caracas, Venezuela
Phone: (58-212) 276.2000
Fax: (58-212) 276.2001
Website: www.segurosmercantil.com

Mercantil Inversiones y Valores
Avenida Andrés Bello No. 1, Edificio
Mercantil, piso 27. Caracas, Venezuela
Phone: (58-0212) 507.1116/1160
Fax: (58-0212) 503.0515/1318
e-mail: csuarez@bancomercantil.com

Banco del Centro
Vía España N° 120, tercer piso,
P.O. Box 60-4398
Estafeta El Dorado
Panamá, República de Panamá
Phone: (507) 223.5062
Fax: (507) 269.2055
e-mail: tdeboyd@bancodelcentro.com

BMC Bank & Trust Limited
In care of UBS Trustees (Cayman) Ltd.
P.O. Box 852GT George Town,
Grand Cayman, Cayman Islands,
British West Indies
Phone: (345) 914.6000
Fax: (345) 914.4006

Banco Mercantil Venezolano NV.
Abraham Mendez Chumaceiro Bulevar 1,
Curazao, Netherlands Antilles
Phone: (5999) 461.8241/6526/ 3747
Fax: (5999) 461.1828
e-mail: fgirigori@bancomercantilcu.com

Banco Mercantil Agencies and Branch

Miami Agency
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 460.8500
Fax: (1-305) 460.8595/96
Telex: 68121 BMER UW
Manager: Alberto González
e-mail: agonzalez@combnk.com

Nueva York Agency
11 East 51st. Street, New York,
NY, 10022-5903, U.S.A.
Phone: (1-212) 891.7400
Fax: (1-212) 891.7411
Manager: Diego Arnal
e-mail: darnal@bancomercantilny.com

Curaçao Branch
Abraham Mendez Chumaceiro Boulevar 1,
Willemstad, Curaçao, Netherlands Antilles
Phone: (59-99) 461.1566/2117
Fax: (59-99) 461.11974
Telex 390-1252 BMCUR NA
Manager: Franklin Girigori
e-mail: fgirigori@bmcu.com

Banco Mercantil Representative Offices

Bogotá
Av. 82, N° 12-18, Piso 8. Aptdo. 75168,
Santafé de Bogotá, Colombia
Phone: (57-1) 635.0017
Telefax: (57-1) 623.7770
Representative: Alberto Martínez
e-mail: amartinez@bancomercantil.com.co

Sao Paulo
Av. Paulista, N° 1842,3° andar Cj. 37 Edif.,
Cetenco Plaza, Torre Norte-Cep 01310-200
Sâo Paulo SP, Brasil,
Phone: (55-11) 287.8566
Fax: (55-11) 289.5854
Representative: Julio Gonzalez
e-mail: mercansp@uol.com.br

Lima
Ave. Libertadores, N° 347. Piso 2
San Isidro, Lima 27, Perú
Phone: (51-1) 442.3880
Fax: (51-1) 442.3870
Representative: Francisco Sánchez
e-mail: bmercantil@terra.com.pe

London
Dolphin House, St. Peter Street,
Winchester SO23 8BW
United Kingdom
Phone: (44-196) 282.9751
Fax: (44-196) 281.3401
Representative: Pedro Solares
e-mail: psolares@bancomercantil.co.uk

México
Eugenio Sue N° 58, Colonia Polanco,
Chapultepec, Delegación Miguel Hidalgo,
C.P. 11560, México, D.F.
Phone: (52-2) 282.2300
Fax (52-2) 280.9418
Representative: Fernando Sordo
e-mail: mercvenmex@compuserve.com.mx

Coporate Contacts

Investor Relations
Av. Andrés Bello N°1. Edificio Mercantil,
piso 25. Caracas 1050, Venezuela.
P. O. Box 789.
Phone: (58-212) 503.1335
Fax: (58-212) 503.1075
e-mail: inversionista@bancomercantil.com

Office of the Presidency
Av. Andrés Bello N°1. Edificio Mercantil,
piso 35. Caracas 1050, Venezuela.
P. O. Box 789.
Phone: (58-212) 503.1995 503.1996
Fax: (58-212) 503.1382
e-mail: presidencia@bancomercantil.com

Corporate Communications
Av. Andrés Bello N°1. Edificio Mercantil,
piso 33. Caracas 1050, Venezuela.
P. O. Box 789.
Phone: (58-212) 503.1670
Fax: (58-212) 503.1589
e-mail: comunicaciones@bancomercantil.com

General Production: Corporate Communications Management
Photography: Mercantil Archives. and Ricardo Barbato
Front Cover Picture: Ricardo Barbato. Av. Libertador at night (Caracas)
Graphic Design: Chávez & López **Pre-Press:** Colorscan Fotolito, C.A.
Printing: Intenso Offset, C.A. Caracas, Venezuela, August 2003

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS

AND CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND DECEMBER 31, 2002

MERCANTIL SERVICIOS FINANCIEROS, C.A.

AND ITS SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND DECEMBER 31, 2002

ESPIÑEIRA, SHELDON Y ASOCIADOS

Firma miembro de
PRICEWATERHOUSECOOPERS

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A, Venezuela
Teléfono: (0212) 700 6666
Telecopier: (0212) 991 5210

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of
Mercantil Servicios Financieros, C.A.

We have audited the consolidated balance sheets of Mercantil Servicios Financieros C.A. and its subsidiaries at June 30, 2003 and December 31, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the six-month periods then ended. The preparation of these financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared in accordance with the rules of the Venezuelan Securities and Exchange Commission (CNV). As described in Note 2, these rules differ in certain respects from the generally accepted accounting principles published by the Venezuelan Federation of Public Accountants mainly in respect of the presentation of inflation-adjusted financial statements. Mercantil Servicios Financieros, C.A. presents, as supplementary information, financial statements prepared in conformity with accounting principles generally accepted in Venezuela (see Note 31).

In our opinion, the accompanying consolidated financial statements audited by us present fairly, in all material respects, the financial position of Mercantil Servicios Financieros, C.A.

To the Shareholders and Board of Directors

and its subsidiaries at June 30, 2003 and December 31, 2002, and the results of their operations and their cash flows for the six-month periods then ended, in conformity with the rules of the Venezuelan Securities and Exchange Commission (CNV).

ESPIÑEIRA, SHELDON Y ASOCIADOS

Pedro Pacheco Rodríguez

CPC 27599
CNV P-810

Caracas, Venezuela
July 21, 2003

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
ASSETS		
CASH AND DUE FROM BANKS (Note 3):		
Cash	99,788	192,586
Banco Central de Venezuela	517,278	446,957
Venezuelan banks and other financial institutions	4,353	6,451
Foreign banks and other financial institutions	50,655	77,652
Pending cash items	125,562	35,429
Provision for cash and due from banks	(1,079)	(829)
	796,557	758,246
INVESTMENT PORTFOLIO (Note 4):		
Investments in trading securities	11,901	13,928
Investments in securities available for sale	2,738,881	2,575,772
Investments in securities held to maturity	433,240	406,250
Share trading portfolio	100,554	72,341
Investments in time deposits and placements	1,534,699	627,662
Restricted investments and resale agreements	214,536	219,953
	5,033,811	3,915,906
LOAN PORTFOLIO (Note 5):		
Current	4,030,141	3,907,467
Rescheduled	95,361	96,174
Overdue	81,566	73,330
In litigation	19,853	31,314
	4,226,921	4,108,285
Allowance for losses on loan portfolio	(211,529)	(183,562)
	4,015,392	3,924,723
INTEREST AND COMMISSIONS RECEIVABLE (Note 6)	105,921	92,565
LONG-TERM INVESTMENTS (Note 7)	14,371	14,009
ASSETS AVAILABLE FOR SALE (Note 8)	17,120	19,771
PROPERTY AND EQUIPMENT (Note 9)	235,671	237,841
OTHER ASSETS (Note 10)	333,781	337,364
TOTAL ASSETS	10,552,624	9,300,425
MEMORANDUM ACCOUNTS (Note 22)	12,665,442	11,718,922

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED BALANCE SHEET

	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
DEPOSITS (Note 11) -		
Non-interest bearing checking accounts	1,201,862	1,078,160
Interest-bearing checking accounts	2,171,318	1,436,861
Savings deposits	2,728,297	2,610,307
Time deposits	2,217,875	2,233,196
	8,319,352	7,358,524
DEBT AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION (Note 12):		
Publicly traded debt securities issued by MERCANTIL	108,124	67,781
FINANCIAL LIABILITIES (Note 13):		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	26,716	30,769
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	3,031	1,084
Liabilities with foreign banks and savings and loan institutions, up to one year	19,355	58,865
Liabilities with foreign banks and savings and loan institutions, more than one year	257,654	170,672
Short sale of securities	-	29,929
Liabilities under repurchase agreements	1,574	3,377
Other liabilities, up to one year	24,861	35,783
Other liabilities, more than one year	51,071	49,094
	384,262	379,573
INTEREST AND COMMISSIONS PAYABLE	17,509	24,925
OTHER LIABILITIES (Note 14)	481,467	437,918
SUBORDINATED DEBT (Note 15)	137,655	115,109
TOTAL LIABILITIES	9,448,369	8,383,830
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	2,448	2,318
SHAREHOLDERS' EQUITY (Note 20):		
Nominal capital stock	59,344	62,344
Capital inflation adjustment	191,709	191,709
Share premium	59,873	59,873
Capital reserves	161,614	161,614
Translation adjustment of net assets of subsidiaries abroad	161,375	113,516
Retained earnings	430,968	326,376
Shares repurchased held by subsidiary	(10,731)	(29,540)
Unrealized gain from restatement at market value of investments	47,655	28,385
TOTAL SHAREHOLDERS' EQUITY	1,101,807	914,277
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,552,624	9,300,425

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Six-month periods ended	
	June 30, 2003	December 31, 2002
	(Millions of bolivars, except for net income per share)	
INTEREST INCOME (Note 2):		
Income from cash and due from banks	8,740	11,811
Income from investment portfolio (Note 4)	227,880	154,927
Income from loan portfolio (Note 5)	314,392	327,461
Total interest income	551,012	494,199
INTEREST EXPENSE (Note 2):		
Interest on demand and savings deposits	49,989	43,997
Interest on time deposits	95,066	107,820
Interest on securities issued by MERCANTIL (Note 12)	10,529	11,247
Interest on financial liabilities	13,816	16,594
Total interest expense	169,400	179,658
GROSS FINANCIAL MARGIN	381,612	314,541
Allowance for losses on loan portfolio (Notes 2 and 5)	(106,196)	(54,841)
NET FINANCIAL MARGIN	275,416	259,700
COMMISSIONS AND OTHER INCOME:		
Trust fund operations	8,481	7,863
Foreign currency transactions (Note 21)	2,868	14,358
Commissions on customer account transactions	31,794	35,608
Commissions on letters of credit and guarantees granted	2,744	3,083
Equity in long-term investments	4,641	3,413
Exchange gains (Note 21)	49,168	18,716
Gain on sale of investment securities (Note 4)	15,827	9,768
Other income (Note 18)	71,139	46,746
Total commissions and other income	186,662	139,555
INSURANCE PREMIUMS, NET OF CLAIMS:		
Premiums	88,701	83,832
Claims	(71,263)	(65,520)
Total insurance premiums, net of claims	17,438	18,312
OPERATING EXPENSES:		
Salaries and employee benefits	135,473	127,442
Depreciation, property and equipment expenses, amortization of intangibles and other (Note 9)	56,671	58,326
Fees paid to regulatory agencies	10,088	7,801
Other operating expenses (Note 19)	133,262	118,351
Total operating expenses	335,494	311,920
Operating income before taxes, extraordinary item and minority interests	144,022	105,647
TAXES (Note 16):		
Current	(20,145)	(37,774)
Deferred	4,355	(1,588)
Total taxes	(15,790)	(39,362)
Net income before extraordinary item and minority interests	128,232	66,285
BENEFIT FROM UTILIZATION OF TAX LOSS CARRYFORWARDS		8,738
MINORITY INTERESTS	(292)	(212)
NET INCOME	127,940	74,811
NET INCOME PER SHARE (in bolivars)	320.43	187.25
NET INCOME PER SHARE BEFORE MINORITY INTERESTS (in bolivars)	321.16	187.78
WEIGHTED AVERAGE OF OUTSTANDING SHARES	399,281,817	399,519,053

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND DECEMBER 31, 2002

(Millions of bolivars)

	Capital stock								
	Nominal	Inflation adjustment	Share premium	Capital reserves	Translation adjustment of net assets of subsidiaries abroad	Retained earnings	Shares repurchased held by subsidiary (Note 20)	Unrealized gain from restatement at market value of investments available for sale (Note 2d)	Total shareholders' equity
Balances at June 30, 2002	58,648	191,709	63,569	161,245	108,569	265,269	(26,411)	23,630	846,228
Net income for the period	-	-	-	-	-	74,811	-	-	74,811
Appropriation to legal reserve	-	-	-	369	-	(369)	-	-	-
Shares repurchased	-	-	-	-	-	-	(3,129)	-	(3,129)
Stock dividends	3,696	-	(3,696)	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	(13,335)	-	-	(13,335)
Unrealized gain on investments	-	-	-	-	-	-	-	4,755	4,755
Translation adjustment of net assets of subsidiaries abroad (Note 21)	-	-	-	-	4,947	-	-	-	4,947
Balances at December 31, 2002	62,344	191,709	59,873	161,614	113,516	326,376	(29,540)	28,385	914,277
Net income for the period	-	-	-	-	-	127,940	-	-	127,940
Shares repurchased	-	-	-	-	-	-	(1,235)	-	(1,235)
Redemption of shares repurchased	(3,000)	-	-	-	-	(17,044)	20,044	-	-
Cash dividends	-	-	-	-	-	(6,304)	-	-	(6,304)
Unrealized gain on investments	-	-	-	-	-	-	-	19,270	19,270
Translation adjustment of net assets of subsidiaries abroad (Note 21)	-	-	-	-	47,859	-	-	-	47,859
Balances at June 30, 2003	59,344	191,709	59,873	161,614	161,375	430,968	(10,731)	47,655	1,101,807

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Six-month periods ended	
	June 30, 2003	December 31, 2002
	(Million of bolivars)	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the period	127,940	74,811
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	31,252	34,823
Allowance for losses on loan portfolio	106,196	54,841
Payment of employee termination benefits	(13,857)	(11,133)
Accrual for employee termination benefits	13,574	11,740
Allowance for interest receivable, assets available for sale and other assets	8,730	7,876
Net change in operating accounts -		
Interest and commissions receivable	(13,356)	10,000
Interest and commissions payable	(7,416)	2,061
Assets available for sale and other assets	(17,774)	(41,630)
Other liabilities	43,833	41,875
Minority interests	130	(7)
Net cash provided by operating activities	279,252	185,257
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net change in investment portfolio	(191,599)	(557,005)
Loans granted	(4,208,116)	(4,332,998)
Loans collected	4,059,110	3,841,699
Net change in long-term investments	(362)	(2,608)
Additions to property and equipment, net	(13,803)	(13,268)
Net cash used in investing activities	(354,770)	(1,064,180)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in deposits	960,828	1,198,581
Net change in short-term financial liabilities	(86,217)	(19,279)
New long-term financial liabilities	224,812	308,657
Long-term financial liabilities repaid	(133,907)	(234,023)
Net change in securities issued by MERCANTIL (debenture bonds)	40,343	(1,722)
Net change in subordinated debt	22,546	27,261
Cash dividends	(6,304)	(13,334)
Shares repurchased	(1,235)	(3,129)
Net cash provided by financing activities	1,020,866	1,263,012
CASH AND CASH EQUIVALENTS:		
Net increase for the period	945,348	384,089
At the beginning of the period	1,385,908	1,001,819
At the end of the period	2,331,256	1,385,908
SUPPLEMENTARY INFORMATION:		
Taxes paid	14,510	26,662
Interest paid	163,000	161,004
Assets received in lieu of payment	1,523	1,681
Translation adjustment of net assets of subsidiaries abroad	47,859	4,947
Unrealized gain from restatement at market value of investments	19,270	4,755
Stock dividends	—	3,696

The accompanying notes are an integral part of the consolidated financial statements

NOTE 1 - REPORTING ENTITY AND REGULATORY ENVIRONMENT:

Reporting entity -

Mercantil Servicios Financieros, C.A. (MERCANTIL) was incorporated in Venezuela in 1997; its shares are listed on the Caracas Stock Exchange (CSE). In addition, MERCANTIL has an American Depository Receipts (ADR) program, Level 1, which is listed on the Over the Counter (OTC) market in the United States of America (the U.S.) with Class "B" shares as underlying assets.

MERCANTIL business activities are mainly investments in shares, bonds, equity and other liabilities in mercantile entities and, in general, any other commercial transaction required in connection with its specific objectives.

The main subsidiaries of MERCANTIL include: Banco Mercantil, C.A. (Banco Universal) in Venezuela (Banco Mercantil), 99.7% owned; Commercebank N.A., wholly owned commercial bank in the United States of America, and the wholly owned insurance company Seguros Mercantil, C.A.

Other wholly owned consolidated subsidiaries of MERCANTIL include: Holding Mercantil Internacional and its subsidiaries Banco Mercantil Venezolano, N.V. (off-shore bank domiciled in the Netherlands Antilles) and its subsidiary Banco del Centro, S.A. (domiciled in Panama), Banco Mercantil Schweiz AG (domiciled in Switzerland) and its subsidiary BMC Bank & Trust Limited (domiciled in Grand Cayman, B.W.I.) and Merinvest, C.A. and its subsidiaries.

Regulatory environment -

MERCANTIL is regulated by the Capital Markets Law and the CNV (Venezuelan Securities Commission), as well as by the General Law of Banks and Other Financial Institutions in Venezuela. MERCANTIL, along with Banco Mercantil and other companies it controls, make up a Financial Group subject to the aforementioned General Law, which calls for supervision on a consolidated basis. Even though MERCANTIL is not a financial institution as defined by the General Law of Banks and Other Financial Institutions, in the case of MERCANTIL and in accordance with the concept of Financial Group, the banking legislation allows the Superintendency of Banks and Other Financial Institutions to perform a consolidated supervision of all the companies that make up the group. It must also be pointed out that Venezuelan banking legislation in general abides by the fundamental principles of adequate supervision established by the "Basle Committee on Banking Supervision," ensuring thereby

compliance with those principles and, in particular, that which calls for adequate supervision by the "home country," in this case Venezuela. Venezuelan banking legislation also establishes the legal bases for information exchange mechanisms with banking supervisors of other countries in their role of host or home country, whichever the case may be.

Below is a summary of the main regulations that govern MERCANTIL and its subsidiaries:

a) Banco Mercantil, C.A. (Banco Universal) in Venezuela -
The activities of Banco Mercantil are regulated by the Reform Law of the General Law of Banks and Other Financial Institutions (General Bank Law) and the rules of the Superintendency of Banks and Other Financial Institutions (Superintendency of Banks), Banco Central de Venezuela (BCV) and the Guarantee and Bank Protection Fund (FOGADE). This subsidiary has the following agencies and branches abroad:

Banco Mercantil, C.A. Agencies in Coral Gables, FL and New York, NY (U.S.) -
These agencies are subject to banking regulations of the States of Florida and New York. In addition, they are supervised and regulated by the U.S. Federal Reserve System and the Superintendency of Banks in Venezuela.

Banco Mercantil, C.A. (Banco Universal) Curaçao Branch -
This is supervised and controlled by the Central Bank of the Netherlands Antilles and the Superintendency of Banks in Venezuela.

b) Commercebank N.A. -
This Bank, incorporated and domiciled in accordance with the laws of the United States of America, is supervised and regulated by the Office of the Comptroller of Currency (OCC). Its Head Office, Commercebank Holding Co., is supervised by the Federal Reserve Bank. It is also a member of the federal agency Federal Deposit Insurance Corporation (FDIC) under the Bank Insurance Fund (BIF) unit.

c) Seguros Mercantil, C.A. -
Incorporated in Venezuela and regulated by the Law of Insurers and Reinsurers and its regulations, and by the accounting rules of the Venezuelan Superintendency of Insurance.

d) Banco Mercantil Venezolano, N.V. -
Incorporated, domiciled and regulated by the laws of the Netherlands Antilles and supervised and controlled by the Central Bank of the Netherlands Antilles.

e) Banco del Centro, S.A. -
Incorporated, domiciled and regulated by the laws of the Republic of Panama and supervised by the Superintendency of Banks of Panama.

f) Banco Mercantil Schweiz AG -
Incorporated, domiciled and regulated by the laws of Switzerland and supervised by the Swiss Federal Banking Commission and the Swiss National Bank.

g) BMC Bank & Trust Limited -
Incorporated, domiciled and regulated by the laws of the Cayman Islands and supervised by the Cayman Islands Monetary Authority.

h) Merinvest, C.A. -
This subsidiary was incorporated in Venezuela and is a holding company for subsidiaries engaged in securities brokerage and investment (mutual funds) banking. It is regulated by the CNV, the Capital Markets Law and the Law of Collective Investment Entities.

NOTE 2 - ACCOUNTING PRINCIPLES IN USE:

MERCANTIL complies with the rules set out in the Accounting Manual and Plan of Accounts of the CNV. When these rules contain no specific instructions, MERCANTIL follows accounting principles generally accepted in Venezuela. CNV rules differ from the aforementioned accounting principles in the following respects:

a) Presentation of contracted amounts in transactions with derivative instruments: in accordance with CNV rules these transactions are presented as Memorandum accounts instead of in the balance sheet, as required by the aforementioned accounting principles.

b) Presentation of inflation-adjusted financial statements: according to CNV instructions, MERCANTIL must not present the effects of inflation as from 1999, while accounting principles require the continuation of such adjustment. CNV has ruled that the methodology to be used by MERCANTIL for the presentation of its nominal financial statements is International Accounting Standard No. 29 (IAS 29). In accordance with this standard, when an economy is no longer hyperinflationary and an entity ceases to prepare and present inflation-adjusted financial statements, it should then take into consideration the amounts expressed in terms of purchasing power at the end of the previous reporting period as a basis for the presentation of financial statements expressed in nominal bolivars. Therefore, MERCANTIL considered the amounts expressed in terms of purchasing power at December 31, 1999 as the basis for presenting its financial statements expressed in nominal bolivars for subsequent periods.

Financial statements presented in accordance with accounting principles generally accepted in Venezuela are included as supplementary information, as established by CNV.

Below is a summary of the accounting principles used in the preparation of the financial statements:

a) Consolidation

The consolidated financial statements at June 30, 2003 and December 31, 2002, include the accounts of MERCANTIL and its more than 50%-owned subsidiaries at those dates. In the case of Seguros Mercantil, C.A. the balances consolidated are those of its financial statements at May 31, 2003 and November 30, 2002, respectively. All significant intercompany transactions and balances have been eliminated in consolidation.

MERCANTIL presents the investments in its 20%-50%-owned affiliates under the equity method (see Note 7).

b) Use of estimates in the preparation of financial statements

The preparation of financial statements and their notes requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as amounts of income and expenses for the reporting periods. Actual results may differ from those estimates.

c) Translation of the financial statements of the branch, agencies and subsidiaries abroad

For the main subsidiaries, assets and liabilities are translated at the year-end exchange rate. Equity accounts are translated at the historic exchange rate and income statement accounts at the average exchange rate for the period. The effect from translation is recorded in the statement of shareholders' equity for subsidiaries abroad (see below).

d) Investment portfolio

Investments are classified upon acquisition, based on their nature and intended use, as Investments in trading securities, Investments in securities available for sale, Investments in securities held to maturity, Share trading portfolio, Investments in time deposits and placements and Restricted investments, and they are accounted for as indicated below:

Investments in trading securities -
These investments are recorded at fair market value and comprise investments in debt securities which may be converted into cash within 90 days as from their acquisition. Unrealized gains or losses resulting from differences in fair market values are included in the statement of income for the period.

Investments in securities available for sale -
Investments in debt securities available for sale are recorded at fair market value and unrealized gains or losses resulting from differences in fair market values are included in shareholders'

equity. Investments in securities available for sale not listed on the stock exchange and whose fair market value is not easily determined are recorded at cost.

Investments in securities held to maturity -
These are investments in debt securities that MERCANTIL has the firm intention and ability to hold until their maturity; they are recorded at cost, adjusted for amortization of premiums or discounts. Discounts or premiums on acquisition are amortized and shown in the statement of income.

Share trading portfolio -
These include investments in shares to be publicly traded. For investments in publicly traded shares, unrealized gains or losses resulting from differences in fair market value are recorded in the statement of shareholders' equity. Investments in shares not publicly traded are recorded at cost.

Investments in time deposits and placements -
These investments are in respect of funds deposited in financial institutions with maturities under one year.

Restricted investments -
Restricted investments include repurchase operations or other investments whose property rights are restricted or they are pledged as loan guarantees. They are valued using the same criterion as that used for the investments that gave rise to them.

In general, for all portfolio investments, permanent losses resulting from decreases in fair market value are recorded in the statement of income for the period in which they occur. Any subsequent recovery of the fair market value does not affect the new cost basis.

In the case of investments in debt securities for trade or available for sale not listed on the stock exchange, their fair market value is determined by the present value of future cash flows of securities, from purchase-sale operations on the secondary market or from specific market prices of financial instruments with similar characteristics.

e) Investments in securities acquired under resale agreements

Investments in securities acquired under resale agreements are recorded as Restricted investments for the amounts paid in the transaction. Differences on resale are recorded under Interest income (see Note 4).

f) Loan portfolio

Rescheduled loans are those whose original repayment schedule, term or other conditions have been modified at the request of the debtor and in certain other circumstances.

Commercial loans are classified as overdue 30 days after maturity date. Term loan installments are shown as overdue if repayment is delayed by more than 30 days. When any related installment is more than 90 days past due, the entire principal balance is classified as overdue.

Loans in litigation are those that are in the process of being collected through legal proceedings.

g) Allowances for risks of uncollectibility of loan portfolio and contingent loans

The allowance for losses on the loan portfolio and contingent loans is determined based on a collectibility assessment aimed at quantifying the specific allowance to be set aside for each loan considering, among other things, economic conditions, client credit risk, credit history and guarantees received.

Loans for minor amounts and of similar nature are assessed as a whole to determine any allowance.

The allowance includes an additional component to cover possible differences that could affect management's estimates of realized losses which, at June 30, 2003, represent 2% of the principal balance of the loan portfolio (2% at December 31, 2002).

h) Assets available for sale

Personal and real property received as repayment of loans considered uncollectible is amortized using the straight-line method over one and three years, respectively. These assets are shown at cost (represented by the lower of assignment value, debt book value excluding interest, and market value or asset appraisal) net of accumulated amortization (see Note 8). Fully-depreciated personal and real property is recorded under Memorandum accounts.

Idle assets are those no longer used. These assets are depreciated over 24 months and their book value does not exceed their market value.

i) Property and equipment

Until December 31, 1999, Property and equipment was recorded at inflation-adjusted cost less accumulated depreciation. From 2000 new additions are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Fully-depreciated property and equipment is included under Memorandum accounts.

j) Other assets

MERCANTIL and its subsidiaries assess collectibility of these assets using the same criteria, where applicable, as those applied to the loan portfolio and, furthermore, sets aside provisions as required for those items based on their nature or aging.

k) Deferred expenses and systems development

Deferred expenses mainly relate to office installation and improvement expenses. These expenses, as well as those for systems development, are recorded at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over four years.

l) Goodwill

Goodwill is in respect of excess cost over book value of shares acquired and is amortized using the straight-line method over 20 years (see Note 10).

m) Deferred income tax

MERCANTIL and its subsidiaries compute deferred income tax in respect of timing differences between financial and tax income which are expected to be realizable in future periods and are mainly represented by provisions that are tax-deductible in subsequent periods.

n) Liabilities under repurchase agreements

Liabilities under repurchase agreements are treated as financing operations and recorded as liabilities for the amounts of the funds obtained from these transactions. The difference in respect of the repurchase price is recorded as Interest expense during the term of the liability.

o) Reserves for insurance operations

Life insurance reserves are calculated based on the estimated rates of return on future investments and expected mortality rates. These reserves are certified by independent actuaries. Reserves for current risks are equivalent to the amount of premiums collected but not earned, net of returns.

The reserve for pending claims is a reasonable estimate based on information available on claims made before the end of the period.

p) Accrual for employee termination benefits

The Venezuelan Labor Law provides for employee termination benefits and, under certain circumstances, for an additional indemnity payment for unjustified dismissals. This Law also provides for limited profit sharing for employees. MERCANTIL and its Venezuelan subsidiaries record expense in this connection as incurred and uses estimates for the cost of unjustified dismissals based on experience.

q) Employee benefit plans

MERCANTIL has, for some of its Venezuelan subsidiaries, a long-term defined-benefit pension plan covering all eligible employees that also provides certain retirement benefits based on the provisions of the plan. The related costs and liability are calculated using internationally

accepted actuarial and accounting methods. These costs are expensed and the actuarial bases are revised regularly.

MERCANTIL uses an actuarial method known as the "Projected Unit Credit method" to calculate the present value of the Defined Benefit Obligation (DBO).

In addition, Commercebank has a benefit plan (401k) in which MERCANTIL contributes a fixed percentage of participating employees' salaries (see Note 17).

MERCANTIL provides a long-term stock option plan to certain key officers for the acquisition of its shares at a fixed price (see Note 17). Contributions made by MERCANTIL for the acquisition of these shares are recorded in the statement of income as incurred.

r) <u>Securities under spot agreements</u>

MERCANTIL records under Memorandum accounts commitments in respect of securities acquired through spot agreements. Differences between fair market value of the agreement and the agreed upon price are recorded under Other assets and in the statement of shareholders' equity.

s) <u>Transactions with derivative instruments</u>

A derivative is a financial instrument or other agreement based on an underlying asset and recorded at contractual value. The yield is produced by the evolution of the underlying asset.

According to the rules of the CNV, market values of transactions with derivative instruments are included under Memorandum accounts (see Note 22). Gains and losses from changes in market value of derivative instruments are included in the consolidated statement of income.

t) <u>Recognition of revenue and expenses</u>

Income, costs and expenses are recorded as earned or incurred, respectively. Interest on overdue or litigated loan portfolios or loans classified as having high recoverability risk is recorded as income when collected. Interest collected in advance is recorded as income when earned (see Note 14).

Commissions from loans granted are recorded as income over the terms of these loans.

Income from financial lease contracts and amortization costs of leased property are recorded as Interest income, net.

u) <u>Foreign currency</u>

Foreign currency transactions, mainly in U.S. dollars (US$), Colombian pesos (Ps) and Swiss francs (CHF) are recorded at the exchange rate in effect at the date of the transaction. Foreign

currency balances at June 30, 2003 are shown at the exchange rates of Bs 1,596/US$1, Bs 0.567/Ps1 and Bs 1,181.08/CHF1 (Bs 1,399.50/US$1, Bs 0.4885/Ps1 and Bs 1,007.34/CHF1 at December 31, 2002), as established in the Exchange Agreements described in Note 21. Exchange gains and losses are included in the consolidated statement of income for the six-month period, except those in respect of investments in debt securities available for sale and investments in shares publicly traded denominated in foreign currency, which are included in shareholders' equity.

v) Net income per share

Net income per share is determined by dividing net income for the six-month period by the weighted average of outstanding shares, adjusted for stock dividends considered as issued for both six-month periods.

w) Assets received in trust

Assets received in trust are valued using the same parameters as those that MERCANTIL uses to value its own assets. Investments in securities are valued using the same method as that used for Investments held to maturity (see Note 2d). Permanent impairment in the value of investments is recorded in the statement of income for the period in which it occurs.

x) Cash flows

For the purpose of the consolidated statement of cash flows, MERCANTIL considers as cash equivalents Cash and due from banks and Investments in time deposits and placements.

y) Risk management

For the purposes of risk management, MERCANTIL has classified risks as: credit, market and operational and for each it establishes policies, limits, and methodology for assessment, measurement, control and mitigation thereof. A certain amount of capital is assigned for each type of risk.

NOTE 3 - CASH AND DUE FROM BANKS:

The main subsidiaries must maintain minimum Cash and due from banks balances in foreign and local currencies as set out by the regulatory entities. These balances are determined based on the subsidiaries' deposits and other liability accounts. In the case of Banco Mercantil, this balance is placed with BCV and, at June 30, 2003, amounts to Bs 498,500 million and US$1,588,000 (Bs 422,517 million and US$2,738,000 at December 31, 2002). Other subsidiaries maintain balances at June 30, 2003 of Bs 656,000 and US$4,935,000 (Bs 656,000 and US$12,920,000 at December 31, 2002). Part of these deposits is interest bearing.

Pending cash items are in respect of checks received and in the process of collection from other financial institutions.

NOTE 4 - INVESTMENT PORTFOLIO:

Investment portfolio comprises the following:

	June 30, 2003				December 31, 2002			
	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)
	(Millions of bolivars)							
Investments in trading securities:								
Investments in securities issued by Venezuelan entities -								
Securities issued or guaranteed by the government of the Bolivarian Republic of Venezuela -								
In foreign currency	9,719	104	(18)	9,805	8,350	-	-	8,350
Other investments	2,096	-	-	2,096	3,268	-	-	3,268
	11,815	104	(18)	11,901	11,618	-	-	11,618
Investments in securities issued by entities in the United States of America -								
Other investments	-	-	-	-	2,310	-	-	2,310
	11,815	104	(18)	11,901	13,928	-	-	13,928
Investments available for sale:								
Investments in securities issued by Venezuelan entities -								
Securities issued or guaranteed by the Bolivarian Republic of Venezuela -								
In local currency	204,827	3,178	(287)	207,718	152,090	1,827	(1,677)	152,240
In foreign currency	5,707	85	(90)	5,702	16,258	348	(350)	16,256
	210,534	3,263	(377)	213,420	168,348	2,175	(2,027)	168,496
Other investments	1,626	-	(597)	1,029	1,100	10	(495)	615
	212,160	3,263	(974)	214,449	169,448	2,185	(2,522)	169,111
Investments in securities issued by entities of the United States of America -								
Securities issued or guaranteed by the government of the United States of America (1)	682,953	3,021	(8,322)	677,652	470,612	3,762	(2,288)	472,086
Debt in companies sponsored and supervised by the government of the United States of America (2)	1,546,576	14,426	(5,127)	1,555,875	1,484,512	17,624	(2,649)	1,499,487
Securities issued by the National Treasury of the United States of America	147,878	1,032	(217)	148,693	89,205	5,859	(4,643)	90,421
Other investments	80,168	822	(391)	80,599	246,248	1,410	(7,688)	239,970
	2,457,575	19,301	(14,057)	2,462,819	2,290,577	28,655	(17,268)	2,301,964
Investments in other countries	60,597	1,021	(5)	61,613	103,746	1,239	(288)	104,697
	2,730,332	23,585	(15,036)	2,738,881	2,563,771	32,079	(20,078)	2,575,772

(1) Includes the Government National Mortgage Association and the Small Business Administration.

(2) Includes the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Home Loan Bank and the Federal Farm Credit Bank.

	June 30, 2003				December 31, 2002			
	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)
	(Millions of bolivars)							
Investments in securities held to maturity:								
Investments in trading securities issued by Venezuelan entities -								
Securities issued or guaranteed by the government of the Bolivarian Republic of Venezuela -								
In local currency	355,207	535	(6,407)	349,335	344,857	643	(7,980)	337,520
In foreign currency	9,966	-	-	9,966	-	-	-	-
	365,173	535	(6,407)	359,301	344,857	643	(7,980)	337,520
Investments in securities issued by entities in the United States of America -								
Debt in companies sponsored and supervised by the government of the United States of America (1)	17,719	176	(176)	17,719	20,362	313	-	20,675
Preferred stock mandatorily redeemable (2)	43,201	-	-	43,201	34,889	-	-	34,889
Other investments	4,365	115	(116)	4,364	2,116	26	-	2,142
	65,285	291	(292)	65,284	57,367	339	-	57,706
Investments in other countries	8,655	-	-	8,655	11,024	-	-	11,024
	439,113	826	(6,699)	433,240	413,248	982	(7,980)	406,250

(1) Includes the Federal National Mortgage Association.

(2) Includes shares of the Federal Home Loan Bank, Federal Reserve Bank and private companies.

	June 30, 2003				December 31, 2002			
	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)
	(Millions of bolivars)							
Share trading portfolio:								
Shares issued by Venezuelan companies (1)	35,796	10,180	(1,459)	44,517	35,066	6,291	(1,848)	39,509
Shares issued by foreign companies (2)	19,705	36,332	-	56,037	14,375	18,457	-	32,832
	55,501	46,512	(1,459)	100,554	49,441	24,748	(1,848)	72,341

(1) Mainly includes C.A. Nacional Teléfonos de Venezuela (CANTV) ADS equivalent to 1.4% of its capital stock.

(2) Mainly includes Bancolombia, S.A. shares equivalent to 4.85% of its capital stock.

	June 30, 2003		December 31, 2002	
	Cost	Market value	Cost	Market value
	(Millions of bolivars)			
Investments in time deposits and placements:				
Investments in securities issued by Venezuelan entities -				
Time deposits -				
In Banco Central de Venezuela	1,392,241	1,392,241	155,515	155,515
In financial institutions	12,698	12,698	7,760	7,760
Overnight deposits	5,150	5,150	43,600	43,600
	1,410,089	1,410,089	206,875	206,875
Investments in securities issued by entities in the United States of America -				
Time deposits	76,310	76,310	140,413	140,413
Overnight deposits	27,543	27,543	252,441	252,441
	103,853	103,853	392,854	392,854
Investments in securities issued by foreign entities	20,757	20,757	27,933	27,933
	1,534,699	1,534,699	627,662	627,662

	June 30, 2003		December 31, 2002	
	Cost	Market value	Cost	Market value
	(Millions of bolivars)			
Restricted investments:				
Securities issued by the Bolivarian Republic of Venezuela	7,366	7,366	8,953	8,953
Securities under repurchase agreements with Banco Central de Venezuela	180,896	180,896	206,534	206,534
Securities issued or guaranteed by the government of the United States of America	19,291	19,291	296	296
Other	6,983	6,983	4,170	4,170
	214,536	214,536	219,953	219,953

Below is the classification of investments by maturity at June 30, 2003:

	Investments available for sale			Investments held to maturity		
	Cost	Book value (equivalent to market value)	Yield % (1)	Cost	Amortized cost	Yield % (1)
	(Millions of bolivars)					
In bolivars:						
Less than 1 year	154,685	155,901	30,41	19,129	19,126	27,28
From 1 to 5 years	51,266	52,491	38,10	336,081	330,212	29,80
In U.S. dollars:						
Less than 1 year	167,063	168,417	3,58	9,769	9,769	11,04
From 1 to 5 years	399,222	403,393	4,04	11,110	11,110	8,65
Over 10 years	1,958,096	1,958,679	4,93	63,024	63,023	7,49
	2,730,332	2,738,881		439,113	433,240	

(1) The yield of securities is based on amortized cost at year-end. Yield is calculated by dividing income from securities (including premium amortization or discounts) by amortized cost. The effect of changes in fair value is not recognized.

Of the total investment portfolio, Bs 362,306 million and US$252 million (Bs 263,146 million and US$278 million at December 31, 2002) are in respect of assigned investments (see Note 11).

Investments available for sale include US$159 million that Commercebank must maintain as part of advances received for a nationwide housing program (US$125 million at December 31, 2002) (see Note 13).

During the six-month period ended June 30, 2003, income of Bs 30,605 million (Bs 7,251 million during the six-month period ended December 31, 2002) was recorded on the sale of Investments available for sale and Share trading portfolio.

With the principal objective of improving the maturity profile of the National Public Debt, in November 2002 the Ministry of Finance invited holders of National Public Debt Bonds (BDPN) to participate voluntarily in an exchange operation involving BDPN. Banco Mercantil

participated in this operation by exchanging BDPNs with a total carrying value of Bs 306,624 million; no gain nor loss arose on the operation.

The control environment of MERCANTIL includes policies and procedures to determine investment risks by entity and economic sector. At June 30, 2003, MERCANTIL has investment securities issued or guaranteed by the Venezuelan government and investment securities with BCV, which represent 12% and 31%, respectively, of its Investment portfolio (13% and 5%, respectively, at December 31, 2002). Furthermore, MERCANTIL has investments in bonds issued by the government and agencies of the United States of America, which represent 49% of its Investment portfolio (57% at December 31, 2002).

NOTE 5 - LOAN PORTFOLIO:

The loan portfolio is classified as follows:

	June 30, 2003						December 31, 2002	
	Current	Rescheduled	Overdue	In litigation	Total	%	Total	%
	(Millions of bolivars)							
By type of economic activity:								
Commercial	2,000,765	12,522	28,513	10,142	2,051,942	49	1,782,411	44
Foreign trade	471,743	-	9,832	-	481,575	11	387,907	9
Construction	453,841	3,357	9,775	236	467,209	11	430,092	10
Industrial	251,235	40,650	10,041	942	302,868	7	409,160	11
Services	167,621	7,400	4,959	2,489	182,469	4	227,765	6
Agriculture	179,316	-	5,795	1,216	186,327	4	218,030	5
Consumer	159,155	-	528	-	159,683	4	171,601	4
Home purchase	139,178	20,349	9,286	2,496	171,309	4	175,952	4
Car loans	56,202	7,519	1,992	-	65,713	2	83,698	2
Other	151,085	3,564	845	2,332	157,826	4	221,669	5
	4,030,141	95,361	81,566	19,853	4,226,921	100	4,108,285	100
By type of guarantee:								
Unsecured	1,312,839	17,290	29,341	3,790	1,363,260	32	1,509,166	37
Pledged	656,595	44,627	5,443	513	707,178	17	1,708,641	41
Mortgage	1,769,493	33,261	35,718	13,615	1,852,087	44	514,836	13
Debenture	291,214	183	11,064	1,935	304,396	7	375,642	9
	4,030,141	95,361	81,566	19,853	4,226,921	100	4,108,285	100
By maturity:								
Up to three months	1,577,689	1,741	39,404	8,734	1,627,568	39	1,771,641	43
Three to six months	411,931	4,575	21,840	436	438,782	10	344,907	8
Six month to a year	364,519	987	16,601	4,726	386,833	9	394,658	10
One to two years	272,426	12,163	3,015	1,845	289,449	7	319,288	8
Two to three years	385,613	4,015	547	245	390,420	9	262,575	6
Three to four years	201,311	203	70	3,789	205,373	5	237,215	6
Four to five years	185,365	18,101	53	78	203,597	5	166,009	4
Over five years	631,287	53,576	36	-	684,899	16	611,992	15
	4,030,141	95,361	81,566	19,853	4,226,921	100	4,108,285	100

	June 30, 2003						December 31, 2002	
	Current	Rescheduled	Overdue	In litigation	Total	%	Total	%
	(Millions of bolivars)							
By geographical location of debtor:								
Venezuela	1,561,825	81,716	74,983	10,653	1,729,177	41	2,109,484	51
United States of America	1,859,599	2,106	6,050	9,151	1,876,906	44	1,426,917	35
Mexico	209,705	7,980	-	-	217,685	5	177,206	4
Peru	16,368	-	-	-	16,368	-	32,033	1
Colombia	35,029	3,559	122	49	38,759	1	69,119	2
Dominican Republic	18,617	-	410	-	19,027	1	51,786	1
Brazil	26,753	-	-	-	26,753	1	-	-
Other countries	302,245	-	1	-	302,246	7	241,740	6
	4,030,141	95,361	81,566	19,853	4,226,921	100	4,108,285	100

	June 30, 2003		December 31, 2002	
	In millions of bolivars	%	In millions of bolivars	%
By type of risk:				
Normal	3,722,062	88	3,636,939	89
Potential	163,211	4	201,115	4
Real	268,344	6	186,107	5
High	71,929	2	74,552	2
Unrecoverable	1,375	-	9,572	-
	4,226,921	100	4,108,285	100

Below is the movement of the allowance for losses on loan portfolio:

	Six-month periods ended	
	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Balance at the beginning of the six-month period	183,562	202,331
Provided in the six-month period	106,195	54,841
Effect from translating allowances in foreign currency	10,939	2,333
Release of allowance	-	(1,696)
Write-off of uncollectible accounts	(84,293)	(74,785)
Transfers from (to) other reserves	(4,874)	538
Balances at the end of the six-month period	211,529	183,562

During the six-month period ended June 30, 2003, interest accruing but not recorded as income on overdue loans and loans in litigation amounted to Bs 24,038 million (Bs 34,920 million during the six-month period ended December 31, 2002). Other income for the six-month period ended June 30, 2003 includes Bs 26,495 million (Bs 19,345 million during the six-month period ended December 31, 2002) for interest collected on overdue loans and loans in litigation, which had been deferred in previous six-month periods.

During the six-month period ended June 30, 2003, unrecoverable loans from previous periods for Bs 3,886 million were collected (Bs 4,166 million during the six-month period ended December 31, 2002); this is shown under Other income.

The control environment of MERCANTIL includes policies and procedures to determine credit risks by client and economic sector. The concentration of risk is limited since loans are granted in a variety of economic sectors and to a large number of clients. At June 30, 2003 and December 31, 2002, MERCANTIL does not have significant risk concentrations in its consolidated loan portfolio.

NOTE 6 - INTEREST AND COMMISSIONS RECEIVABLE:

Interest and commissions receivable comprise the following:

	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Interest on:		
Loan portfolio	45,363	55,878
Investment securities	61,571	35,251
	106,934	91,129
Commissions receivable	6,453	7,168
Provision for contingent losses	(7,466)	(5,732)
	105,921	92,565

NOTE 7 - LONG-TERM INVESTMENTS:

Long-term investments recorded by the equity method comprise the following:

		June 30, 2003			December 31, 2002		
	Par value	Number of shares	Equity	Millions of bolivars	Number of shares	Equity	Millions of bolivars
			%			%	
Todo 1 Services, Inc.	1,596 (1)	16,673,101	41.67	3,832	15,141,728	37.57	2,764
Servicios Empresariales, C.A.	100	37,088	43.00	4,982	37,088	43.00	2,344
Proyectos Conexus	100	343,334	33.33	653	343,334	33.33	614
Corporación para el Desarrollo de Medina Corpomedina, C.A.	1,000	325,430	50.00	118	325,430	50.00	315
Other				4,786			7,972
				14,371			14,009

(1) Equivalent to par value of US$1.00 per share.

During the six-month period ended June 30, 2003, MERCANTIL recorded income of Bs 5,487 million (Bs 4,860 million during the six-month period ended December 31, 2002) arising from equity in the results of Servicios Empresariales, C.A. MERCANTIL received dividends of

Bs 2,849 million during the same six-month period (Bs 5,796 million during the six-month period ended December 31, 2002).

In February 2000 MERCANTIL formed a strategic alliance with the financial institutions Bancolombia and Conavi in Colombia and Banco Pichincha in Ecuador to jointly establish Todo 1 Services, Inc., a company domiciled in the United States of America. This alliance is aimed at combining these companies' individual business skills to develop e-business in the aforementioned countries and Spanish-speaking markets in general. During the six-month period ended June 30, 2003, MERCANTIL recorded losses of Bs 1,835 million under Equity in long-term investments (Bs 2,101 million during the six-month period ended December 31, 2002).

NOTE 8 - ASSETS AVAILABLE FOR SALE:

Assets available for sale comprise the following:

	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Real property received in lieu of payment	27,958	31,074
Personal property received lieu of payment	404	613
Idle assets	761	3,740
Property acquired or built for sale	678	765
Other assets available for sale	1.153	389
Accumulated amortization	(13,834)	(16,810)
	17,120	19,771

During the six-month period ended June 30, 2003, MERCANTIL recorded amortization expense in respect of assets available for sale of Bs 5,468 million (Bs 6,733 million during the six-month period ended December 31, 2002) (see Note 2h).

NOTE 9 - PROPERTY AND EQUIPMENT:

Property and equipment comprises the following:

	June 30, 2003			December 31, 2002		
	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
			(Millions of bolivars)			
Buildings and facilities	237,821	(82,234)	155,587	242,317	(83,310)	159,007
Office furniture and equipment	141,388	(100,326)	41,062	134,018	(89,141)	44,877
Land	23,091	-	23,091	23,812	-	23,812
Other property	16,720	(789)	15,931	10,796	(651)	10,145
	419,020	(183,349)	235,671	410,943	(173,102)	237,841

During the six-month period ended June 30, 2003, MERCANTIL recorded depreciation expense of Bs 15,975 million (Bs 19,062 million during the six-month period ended December 31, 2002).

At June 30, 2003, Property and equipment includes buildings, facilities and land with a book value of Bs 178,678 million, which have an estimated fair market value of Bs 359,976 million, based on appraisals conducted by independent appraisers in June 2003.

Below is a summary of the useful lives assigned to property and equipment:

	Useful life (years)	Remaining useful life (years)
Buildings and facilities	40	29
Office furniture and equipment	4-10	6
Other property	5	3

NOTE 10 - OTHER ASSETS:

Other assets comprise the following:

	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Goodwill:		
Interbank, C.A. (Banco Universal), net of accumulated amortization of Bs 16,354 million (Bs 13,086 million at December 31, 2002)	114,869	118,137
C.A. Seguros Orinoco, net of accumulated amortization of Bs 1,503 million (Bs 973 million at December 31, 2002)	18,098	18,616
Seguros Mercantil, C.A., net of accumulated amortization of Bs 702 million (Bs 569 million at December 31, 2002)	4,097	4,221
	137,064	140,974
Premium on acquisition of net assets of Banco Capital, C.A., net of accumulated amortization of Bs 1,793 million (Bs 1,440 million at December 31, 2002)	5,296	5,649
Accounts receivable	20,679	47,201
Deferred expenses, net of accumulated amortization of Bs 21,662 million (Bs 14,508 million at December 31, 2002)	43,433	41,443
Insurance premiums receivable	32,451	25,526
Deferred income tax (Note 16)	27,992	15,555
Systems development, net of accumulated amortization of Bs 43,921 million (Bs 35,028 million at December 31, 2002)	27,066	28,301
Other prepaid expenses	15,225	10,839
Pending items	15,076	12,191
Prepaid taxes	4,237	6,510
Accounts receivable from other credit card issuing institutions	3,641	3,068
Advances for acquisition of real property	3,614	3,577
Prepaid advertising	3,378	467
Stationery and office supplies	3,124	2,072
Accounts receivable from reinsurers	1,986	1,829
Main office, branches and agencies of Banco Mercantil	178	1,833
Other	1,554	2,421
	203,634	202,833
	345,994	349,456
Allowance for estimated losses on other assets	(12,213)	(12,092)
	333,781	337,364

In 2000 and 2001, MERCANTIL acquired a majority shareholding in a Venezuelan bank (Interbank, C.A.) and an insurance company (C.A. Seguros Orinoco), giving rise to goodwill of Bs 131,223 million and Bs 19,600 million, respectively. These two companies were later merged into MERCANTIL and there are guarantees from former shareholders regarding the recovery of certain assets and the favorable outcome of certain contingencies for a period of between 5 to 10 years. In 1998 MERCANTIL acquired 49% of Seguros Mercantil, C.A.

The balances of Pending items and Main office, branches and Banco Mercantil agencies are mainly in connection with lending operations between Banco Mercantil offices, which are pending identification and final recording at monthly cutoff. Most of these operations clear during the first few days of the following month. Deposits with these same characteristics are included under Other liabilities (see Note 14).

NOTE 11 - DEPOSITS:

Deposits comprise the following:

Type of deposit:

	June 30, 2003		December 31, 2002	
	Millions of bolivars	%	Millions of bolivars	%
Non-interest bearing checking accounts	1,201,862	14	1,078,160	15
Interest-bearing checking accounts	2,171,318	26	1,436,861	20
Savings accounts	2,728,297	33	2,610,307	35
Time deposits	2,217,875	27	2,233,196	30
	8,319,352	100	7,358,524	100

Time deposits by maturity:

Up to 30 days	1,264,001	57	1,134,803	51
31 to 60 days	380,317	17	385,464	17
61 to 90 days	177,715	8	292,039	13
91 to 180 days	181,511	8	215,384	10
181 to 360 days	96,641	5	105,051	5
Over 360 days	117,690	5	100,455	4
	2,217,875	100	2,233,196	100

Deposits earn interest at the rates shown below:

	June 30, 2003				December 31, 2002			
	Deposits in bolivars		Deposits in U.S. dollars		Deposits in bolivars		Deposits in U.S. dollars	
	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%		%		%		%	
Interest-bearing checking accounts	1.00	3.50	0.10	0.70	2.00	4.50	0.01	2.38
Savings deposits	1.50	13.00	0.10	1.40	1.50	25.00	0.20	2.00
Time deposits	2.00	24.00	0.15	14.10	12.00	35.00	0.25	14.10

At June 30, 2003, Deposits include Bs 362,306 million and US$252 million (Bs 263,146 million and US$278 million at December 31, 2002) in respect of assigned investments (see Note 4).

NOTE 12 - DEBT AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION:

At June 30, 2003, MERCANTIL has issued by public offering debenture bonds with the following characteristics:

	Amount of issue	Amount placed	Date of issue	Term	Percentage of return on TAM(*)
	(Millions of bolivars)				%
Issue 2001-I	20,000	20,000	October 2001	2 years	90
Issue-II	25,000	25,000	October 2001	3 years	94
Issue 2001-III	10,000	10,000	December 2001	2 years	89
Issue 2001-IV	15,000	13,124	December 2001	3 years	92
Issue 2003-I	20,000	20,000	May-June 2003	1 years	82-84
Issue 2003-II	20,000	20,000	May-June 2003	2 years	90
	110,000	108,124			

(*) The Market Lending Rate (TAM) is the weighted average annual interest rate for lending operations agreed among the main six commercial and universal banks in the country, in accordance with information published by BCV.

MERCANTIL reserves the right to redeem the aforementioned bonds fully or partially, at par value, one year after the date of issue of each series.

At a Regular Shareholders' Meeting held on February 26, 2003, the shareholders authorized the Board of Directors of MERCANTIL to issue debenture bonds and/or commercial paper, in one or more offerings, for up to US$100 million or their equivalent in bolivars, within two years of this meeting, through public or private offers in Venezuela or abroad. Maturity of debenture bonds will not be less than 360 days nor greater than seven years and, for commercial paper, maturity will not be less than 15 days nor greater than 360 days.

In May 2003 debenture bonds amounting to Bs 40,000 million were all placed at terms ranging from one to two years at a variable interest between 82% and 90% of the market lending rate.

NOTE 13 - FINANCIAL LIABILITIES:

Financial liabilities are classified by type and maturity as follows:

	June 30, 2003			December 31, 2002		
	Up to one year	More than one year	Total	Up to one year	More than one year	Total
	(Millions of bolivars)					
Liabilities to Venezuelan banks and savings and loan institutions:						
Credit balances with correspondent banks	21,329	-	21,329	16,752	-	16,752
Loans granted by Venezuelan financial institutions, with annual interest at between 3.38% and 21% (between 0.02% and 5% at December 31, 2002)	5,387	3,031	8,418	13,565	1,084	14,649
Other	-	-	-	452	-	452
	26,716	3,031	29,747	30,769	1,084	31,853
Liabilities with foreign banks and savings and loan institutions: Loans for US$173,564,536 granted by foreign financial institutions, with annual interest at between 0.01% and 10% (US$166,087,730, with annual interest at between 0.3% and 9.63% at December 31, 2002)	19,355	257,654	277,009	58,865	170,672	229,537
Short sales of securities, with a par value of US$21,385,334 at December 31, 2002	-	-	-	-	29,929	29,929
Liabilities under repurchase agreements, with a par value of US$986,410 (US$2,412,780 at December 31, 2002)	1,574	-	1,574	3,377	-	3,377
Other liabilities:						
Funds received for special financing programs, with annual interest at between 18% and 22.29% (between 16.02% and 24.91% at December 31, 2002)	-	15,799	15,799	-	16,412	16,412
Liabilities with credit card points of sales	3,223	-	3,223	2,743	-	2,743
Liabilities in respect of letters of credit	8,789	-	8,789	3,355	-	3,355
Other	12,849	35,272	48,121	29,685	32,682	62,367
	24,861	51,071	75,932	35,783	49,094	84,877
	72,506	311,756	384,262	128,794	250,779	379,573

Maturities of financial liabilities are as follows:

Up to one year

	June 30, 2003	%	December 31, 2002	%
	(Millions of bolivars, except percentages)			
Up to 30 days	48,383	67	69,958	54
31 and 60 days	13,984	19	15,336	12
61 and 90 days	6,799	9	8,957	7
91 and 180 days	1,970	3	14,337	11
181 and 270 days	160	-	17,351	13
271 and 360 days	1,210	2	2,855	3
Total	72,506	100	128,794	100

More than one year

	June 30, 2003	%	December 31, 2002	%
	(Millions of bolivars, except percentages)			
2004	4,798	1	-	-
2005	23,788	8	11,319	5
2006	88,921	29	16,984	8
2007 and beyond	194,249	62	222,476	87
Total	311,756	100	250,779	100

Liabilities under repurchase agreements

Below is a summary of Liabilities under repurchase agreements:

	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Balance at period end	1,574	3,377
Fair market value of financial instruments	1,488 (1)	3,203 (1)
Total maximum balance outstanding at the end of any month of the six-month period	4,555	17,596
Average balance for the six-month period	3,290	13,037
	%	
Weighted average interest rate:		
For the six-month period -		
In foreign currency	1.37	1.92
Interest rate at period end -		
In foreign currency	1.13	1.46

(1) Based on present value of estimated future cash flows.

Liabilities under repurchase agreements are mainly in respect of investments sold by the subsidiaries Banco Mercantil Venezolano, N.V. in the normal course of its business.

NOTE 14 - OTHER LIABILITIES:

Other liabilities are composed of the following:

	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Technical reserves (Note 2o)	120,076	89,918
Cashiers' checks issued to clients	93,656	82,353
Provision for contingencies and other (Note 16)	75,337	76,041
Pending items	37,062	47,229
Accrued expenses	20,804	45,323
Deferred interest	28,791	30,380
Provisions for taxes payable	16,597	15,318
Personnel profit sharing and bonuses	35,972	13,367
Accounts payable to suppliers	12,028	9,641
Taxes withheld from third parties	9,834	6,169
Unrealized gains	4,955	5,942
Labor contributions	6,716	3,973
Other demand deposits	9,585	3,532
Law on Narcotic and Psychotropic Substances (Note 29)	4,925	3,494
Other	5,129	5,238
	481,467	437,918

NOTE 15 - SUBORDINATED DEBT:

The subsidiary Commercebank Holding Corporation has issued the following 30-year subordinated debt, which is mandatorily redeemable:

Issuance date	Maturity date	Annual intrerest rate	Original amount in millions	Balance at June 30, 2003 in millions	June 30, 2003	December 31, 2002
		%	US$	US$	(Equivalent in millions of bolivars)	
June 1998	June 2028	8.90	40	29	46,284	46,183
September 2000	September 2030	10.60	15	15	23,940	20,993
March 2001	June 2031	10.18	10	10	15,960	13,995
November 2001	December 2031	4.87	5	5	7,980	6,998
July 2002	July 2032	4.77	10	10	15,960	13,995
December 2002	January 2033	4.47	9	9	14,763	12,945
April 2003	April 2033	4.37	8	8	12,768	-
			97	86	137,655	115,109

Commercebank has the option of deferring interest payment on these liabilities for up to ten six-month periods.

NOTE 16 - TAXES:

Tax expense comprises the following:

	Six-month periods ended	
	June 30, 2003	December 31, de 2002
	(Millions of bolivars)	
Taxes:		
Current -		
In Venezuela	(4,308)	(23,709)
Abroad	(15,837)	(14,065)
	(20,145)	(37,774)
Deferred -		
In Venezuela	-	-
Abroad	4,355	(1,588)
	4,355	(1,588)

Taxes in Venezuela

Venezuelan Income Tax Law -
This Law establishes, among other things, regulations concerning proportional tax on dividends, an annual inflation adjustment, worldwide income taxation and transfer-pricing regulations. Transfer-pricing regulations require taxpayers that conduct transactions with related parties abroad to calculate income, costs and deductions based on prices that independent third parties would use in similar operations.

At December 31, 2002, MERCANTIL and its subsidiaries have tax loss carryforwards of Bs 20,576 million, of which Bs 9,896 million, Bs 5,542 million and Bs 5,138 million may be utilized until 2003, 2004 and 2005, respectively.

For the six-month period ended June 30, 2003, the main differences between financial and tax income arise from the net effect of the annual inflation adjustment, provisions and accruals that are normally tax deductible in subsequent periods, and the net effect of tax-exempt income from Venezuelan Government National Public Debt Bonds and other securities issued by the Venezuelan government.

Below is the reconciliation between financial and tax expense of Banco Mercantil:

	Year ended December 31, 2002
Tax rate according to law	34%
	(Millions of bolivars)
Notional tax expense based on financial income computed at the tax rate in effect	62,086
Difference between notional tax expense and actual tax expense:	
Effect of the annual inflation adjustment	(44,935)
Net effect of National Public Debt Bonds exemption	(31,065)
Nondeductible provisions -	
Loan portfolio, net	6,444
Other provisions	8,912
Other	5,261
Effect of applying tax rate to taxable income	6,703
Effect of applying tax rate to taxable income abroad	2,035
Effect of applying tax rate to taxable income in Venezuela, and net taxable income abroad	8,738
Benefit from potential utilization of tax loss carryforwards	8,738
Business assets tax expense	3,582

Business assets tax -

Business assets tax is a minimum tax, complementary to income tax. It is calculated as 1% of the simple average of assets, based on amounts at the beginning and end of the year.

No income tax is estimated for the six-month period ended June 30, 2003. Business assets tax is estimated at Bs 2,176 million.

Bank debit tax -

In March 2002 the Venezuelan government introduced a bank debit tax for one year. This tax was set at 1% (0.75% from July 1 to December 31, 2003 and 0.50% from January 1 to March 12, 2004) and is levied upon debits and withdrawals made from current and savings accounts, custody deposits and any other type of demand deposit, liquid assets funds, fiduciary and other money market funds or in any other type of financial instrument used. Furthermore, this tax must be paid by banks and other financial institutions in Venezuela for investment withdrawals, interbank loans, personnel and operating expenses, among others. For the six-month period ended June 30, 2003, bank debit tax amounted to Bs 4,511 million (Bs 5,851 million for the six-month period ended December 31, 2002).

Taxes in the United States of America

Federal tax -
Federal tax legislation in the United States of America establishes, among other things, tax on dividends, worldwide income taxation and a transfer pricing tax regime.

State taxes -
Companies in the United States of America must pay taxes in the state where they operate. Tax calculations will depend on the fiscal legislation of each state. Payments of state tax are considered as credits against federal tax.

Reconciliation between book and tax income of Commercebank Holding Corporation and its subsidiaries is shown below:

	Year ended December 31, 2002
Tax rate according to Law	35%
	(Thousands of U.S. dollars)
Notional tax expense based on financial income computed at the tax rate in effect	18,205
Difference between notional financial tax expense and actual tax expense:	
Taxable commissions deferred for book purposes	1,135
Effect of deducting state taxes	(825)
Effect of loan portfolio write-offs	(709)
Effect of deductible depreciation and amortization	(345)
Interest earned in the previous year and collected in the current year	(225)
Interest on nontaxable investments	(195)
Effect of nondeductible provisions and other expenses	581
Effect of applying tax rate to taxable income	17,622

Contingencies -
In the normal course of business, certain subsidiaries of MERCANTIL are engaged in various legal proceedings. Other than the tax assessments mentioned below, MERCANTIL is not aware of any other pending legal proceedings which could have a significant effect on its financial position or results of operations.

Banco Mercantil and the entities merged with it have received tax assessments from the tax authorities which claim additional income tax of approximately Bs 21,471 million, mainly due to disallowance of certain income considered nondeductible, expenses applied to tax-exempt income, expenses in respect of withholdings paid after the legal deadlines, nondeductible expenses for uncollectible accounts and the rejection of utilization of tax loss carryforwards. Banco Mercantil has filed appeals against these tax assessments because it believes they are not grounded in law. To date, the courts have not ruled on certain of these assessments; others

received rulings in favor of the Bank which have been appealed by the tax authorities and are pending final sentence.

Banco Mercantil and the merged entities also received tax assessments in respect of bank debit tax amounting to Bs 22,122 million. Banco Mercantil has appealed against these assessments. In the opinion of its legal advisers, these assessments are totally groundless.

Bank management has calculated a maximum risk in respect of all the aforementioned assessments, taking into account the inadmissibility of monetary restatement and interest, amounting to Bs 5,795 million. Consequently, a provision has been set aside to cover this amount (see Note 14).

NOTE 17 - EMPLOYEE BENEFIT PLANS:

a) Pension plan and other retirement benefits -

Sponsoring entities and financial aspects of the pension plan

As from 1974 MERCANTIL and certain Venezuelan subsidiaries have a pension plan, which provides supplementary retirement pensions and other benefits to the employees sponsored by Fundación BMA, which manages the contributions and donations made by the sponsors.

At December 31, 2002, the date of the most recent independent actuarial calculations, assets, obligations and results of this plan, as well as the long-term assumptions used, are as follows:

	Retirement pension benefits	Other retirement benefits
	(Millions of bolivars)	
Obligations and assets:		
Present value of obligations	27,567	3,724
Market value of net assets of Fundación BMA (include US$17,891,000) (1)	35,109	3,724
Surplus	7,542	-
Results:		
Annual service cost	820	116
Interest on present value of obligations	2,842	461
Other (includes amortization, past services, effects of inflation, gains/losses and effects of change of actuarial bases in 2002)	(407)	(69)
Total plan cost	3,255	508
Actual yield from plan assets	(15,384)	(2,139)

(1) These assets comprise Venezuelan Government National Public Debt Bonds and bonds issued by PDVSA, C.A., La Electricidad de Caracas and CANTV.

Long-term assumptions (as from December 31, 2002):	%
Discount rate at December 31, 2002	13
Long-term inflation rate	5.5
Expected yield from plan assets in bolivars	16
Expected yield from plan assets in U.S. dollars	6.5
Projected benefit increase	10
Market interest rate for loans	19.5
Increase in medical expenses	11

The excess of assets over plan liabilities allows for the amortization of the resulting actuarial gain.

According to actuarial calculations and certification, assets managed by Fundación BMA used to provide these benefits reasonably cover the present value of the obligations.

Plan terms and conditions

The plan entails retirement pensions and other retirement benefits and is based on a minimum length of service of ten years and a minimum retirement age. The retirement pension is based on the employee's average salary over the last three years of employment prior to retirement. This benefit may not exceed 60% of the aforementioned average salary.

Eligible employees

Employees eligible for this plan, besides those already retired at December 31, 1999, are active employees who at that date met the age and length-of-service requirements qualifying them for any of the different retirement options, and those employees who will meet these requirements in the following ten years, as of January 1, 2000.

During the six-month periods ended June 30, 2003 and December 31, 2002, Fundación BMA paid Bs 542 million and Bs 704 million, respectively, in respect of retirement pensions.

Commercebank has a benefit plan (401k) which stipulates a contribution by the employer (Commercebank) equivalent to a fixed percentage of participating employees' salaries. Employees with length of service between six months and twenty-one years may contribute an additional percentage at their discretion. The employer contributes an amount equal to the contribution of each participant up to 6% of their annual salary and it increases these contributions to each participant between the second and sixth year of service.

b) Long-term stock option plan -
In 1983 MERCANTIL and certain of its subsidiaries set up a long-term stock option plan, approved by the Board of Directors and Compensation Committee, under which key officers are awarded purchase options on MERCANTIL shares. As from 1996, this plan is being implemented in different phases of varying time periods. Fundación BMA manages the plan and sets up trust funds with the shares on behalf of the members, once these shares have been

assigned and subsequently awarded to eligible officers based on individual allotments approved and in accordance with the plan's regulations. The Board of Directors' Compensation Committee sets the price at which members of the plan may acquire shares at the beginning of each phase of the plan, taking into account share value fluctuation on the Caracas Stock Exchange for the period in which the respective phase is approved. Shares are awarded annually over three-year periods. During each administrative phase and until the shares are acquired by the officers, cash dividends declared in respect of these shares are received by Fundación BMA and share dividends by the participants. According to the long-term incentive nature of the plan, officers must be active employees of MERCANTIL in order to exercise their purchase options within the time periods established. If they are not, or if the allotted shares are not purchased within the established time periods, the entitlements are cancelled.

Below is a breakdown of shares placed in trust at June 30, 2003:

Phase	Approval date	Number of shares		Option prices		End of term to exercise the options
		Class "A" shares	Class "B" shares	Class "A" shares	Class "B" shares	
				(In bolivars)		
I	1996	3,444,365 (1)	2,151,542 (1)	1,160	975.6	2003, 2004 and 2005
II	2000	1,344,928 (1)	1,123,551 (1)	400	380	2005
III	2001	8,068,411 (1)	6,764,932 (1)	700	600	2006, 2007 and 2008
		892,260 (2)	764,855 (2)			
Total shares in trust fund		13,749,964 (3)	10,804,880 (3)			

(1) Shares in individual trust funds on behalf of participants.

(2) Shares available.

(3) Includes stock dividends.

Below is the movement of shares awarded in Phases I, II and III:

	Shares awarded		
	Class "A"	Class "B"	Total
Shares awarded:			
Year 1997	804,237	501,786	1,306,023
Year 1998	398,682	248,744	647,426
Year 1999	473,705	295,572	769,277
Year 2000	1,247,005	1,043,995	2,291,000
Year 2001	2,380,207	1,992,367	4,372,574
Year 2002	2,380,207	1,992,367	4,372,574
Options exercised	(3,324,187)	(2,131,274)	(5,455,461)
Stock dividends	6,841,770	4,351,652	11,193,422
Incentives cancelled	(356,706)	(222,540)	(579,246)
Balance at June 30, 2002	10,844,920	8,072,669	18,917,589
Options exercised	(223,717)	(146,376)	(370,093)
Stock dividends	874,433	667,684	1,542,117
Incentives cancelled	(40,716)	(34,085)	(74,801)
Balance at December 31, 2002	11,454,920	8,559,892	20,014,812
Shares awarded and dividends	2,962,090	2,479,405	5,441,495
Options exercised	(1,486,355)	(938,203)	(2,424,558)
Incentives cancelled	(72,951)	(61,069)	(134,020)
Balance at June 30, 2003	12,857,704	10,040,025	22,897,729

NOTE 18 - OTHER INCOME:

Other income comprises the following:

	Six-month periods ended,	
	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Release of provisions	11,874	2,107
Commissions on administration of housing savings funds	9,914	9,769
Dividends received	7,117	1,948
Income from transactions with derivative instruments	4,723	178
Commissions on banking services	4,286	5,040
Commissions on advisory services	4,253	2,380
Commissions on drafts and transfers	4,045	4,190
Recovery of loans recorded as uncollectible	3,886	4,166
Interest on financing of insurance policies	3,402	5,855
Gain on sale of assets available for sale	2,783	4,547
Income from other accounts receivable	2,614	1,272
Income from recovery of assets	2,142	974
Commission for foreign currency administration	1,280	-
Other	8,820	4,320
	71,139	46,746

NOTE 19 - OTHER OPERATING EXPENSES:

Other operating expenses comprise the following:

	Six-month periods ended	
	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Professional fees and other external services	26,630	21,960
Provisions for assets received in lieu of payment and other assets	22,280	13,611
Communications	18,717	21,031
Taxes and contributions	16,142	13,718
ATM services	8,197	5,477
Advertising and marketing	6,098	15,796
Office supplies	5,228	5,424
Transportation and security	4,979	4,099
Robbery, assault and fraud	4,936	3,156
Public relations and representation expenses	2,219	2,383
Appropriation to Fundación Banco Mercantil	2,229	3,119
Insurance expense	1,596	1,118
Donations	1,346	1,651
Other	12,665	5,808
	133,262	118,351

NOTA 20 - SHAREHOLDERS' EQUITY:

a) Capital stock and authorized capital -

At June 30, 2003, the subscribed and paid-in capital of MERCANTIL is Bs 59,344 million, represented by 395,626,778 shares, divided into 215,408,136 Class "A" common shares and 180,218,642 Class "B" common shares with limited voting rights, all with a par value of Bs 150 each. Of these shares, 908,535 Class "A" shares and 1,407,210 Class "B" shares constitute treasury stock in connection with the current repurchase program of MERCANTIL shares. Consequently, 214,499,601 Class "A" and 178,811,432 Class "B" shares are outstanding.

Authorized capital stock of MERCANTIL at June 30, 2003 is Bs 124,713 million.

At a Special Shareholders' Meeting held in May 2000, shareholders approved a repurchase program of MERCANTIL shares, within the limits set out in the Capital Markets Law (up to 15% of the subscribed capital and a maximum term to dispose of these shares of two years after acquisition).

The repurchase program has been implemented in seven phases of six months each. Below is a summary of the applicable conditions:

Phases	Date of approval by shareholders	Maximum authorized purchase price per share	Average purchase price	Repurchased shares
		Bs	Bs	
First	May 2000	750	629.18	8,709,559
Second	November 2000	1,654	1,118.36	5,800,980
Third	March 2001	1,654	1,024.79	8,522,110
Fourth	September 2001	2,600	893.75	2,690,888
Fifth	March 2002	2,600	998.52	8,008,106
Sixth	September 2002	2,600	1,514.52	2,451,936
Seventh	February 2003	3,700	1,357.11	910,145
				37,093,724
Redeemed shares				(34,777,979)
Repurchased shares balance				2,315,745

At meetings held in October 2001 and January 2003, the Board of Directors agreed to redeem 34,777,979 shares for a total of Bs 32,374 million acquired in the different phases of the repurchase program. Redemption took place in December 2001 and February 2003.

b) Accumulated results and dividends -

Below is a summary of the dividends declared and/or paid during the reported periods:

Cash -

Type of dividend	Date of approval by shareholders	Amount per share in bolivars	Frequency or payment date
Ordinary	September 2001	7	February 2002
Ordinary	March 2002	7	June, September and December 2002
Special	March 2002	22	September and December 2002
Special	September 2002	8	February 2003
Ordinary	February 2003	8	February and May 2003

In shares -

Date of approval by Board of Directors	Dividend date	Number of shares issued	Amount in millions of bolivars	Proportion of dividend
July 2002	December 2002	24,638,991	3,696	One share for every 15 held

The articles of incorporation of the company include a shareholders' rights plan, which stipulates that, under certain circumstances, shareholders holding shares for more than 180 days are entitled to subscribe shares at par value (Bs 150 per share). This measure aims to simulate the defensive corporate best practices in use in companies in developed nations to maximize the value available to shareholders in the case of a non-negotiated purchase offer and thus, strengthen their negotiating position in an event of this nature.

In addition, as part of these corporate best practices, the shareholders resolved to hold elections of members of the Board of Directors by phases and establish a qualified voting system for certain matters in the shareholders meetings.

In 1986 a Foundation was incorporated abroad, whose beneficiaries are MERCANTIL and/or its shareholders. At June 30, 2003, the Foundation has a net equity of US$721,636 (US$662,235 at December 31, 2002).

Below is the calculation method used to determine the basis for the distribution of dividends to the shareholders in accordance with the rules laid down by the CNV:

	Six-month periods ended	
	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Consolidated net income	127,940	74,811
Less:		
Equity in the results of subsidiaries	141,615	98,937
Appropriation to legal reserve	-	369
Plus:		
Dividends collected	26,128	70,865
Base profit for distribution of dividends	12,453	46,370

In accordance with the Capital Markets Law, MERCANTIL is required to pay its shareholders dividends of at least 50% of the net income for each period, of which at least one half must be paid in cash.

Cumulative results at June 30, 2003 include Bs 85,247 million available for dividends; the remaining amount, in respect of cumulative results of subsidiaries, will be available for distribution once the latter declare dividends.

NOTE 21 - ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

In February 2002 the Venezuelan government introduced a floating exchange rate system. Under this scheme during 2002 the average exchange rate went from Bs 898.42/US$1 in the first quarter to Bs 1,379.25 /US$1 in the last quarter. The floating exchange rate at January 20, 2003 was Bs 1,853/US$1. At this date restrictions were established to the convertibility of local currency and transfer of funds.

In February 2003 new measures were established regulating the exchange control regime in Venezuela, setting the exchange rate at Bs 1,596/US$1 (purchase) and Bs 1,600/US$1 (sale). The government also created the Commission for the Administration of Foreign Currency (CADIVI) with the task of establishing the detailed rules and regulations and generally administering the exchange control regime. During the first quarter of 2003, CADIVI defined the activities which may obtain foreign currency, giving priority to the health and food sectors and students abroad.

The estimated effect from the increase of every Bs 100/US$1 with respect to the exchange rate of Bs 1,600/US$1 would be an increase of Bs 358,715 million in assets and Bs 45,695 million in shareholders' equity.

The consolidated balance sheet of MERCANTIL includes the following balances of financial assets and liabilities in foreign currency, denominated mainly in U.S. dollars, stated at the exchange rates described in Note 2u:

	June 30, 2003	December 31, 2002
	(Thousands of U.S. dollars)	
Assets:		
Cash and due from banks	39,897	63,202
Investment portfolio	1,774,030	2,121,170
Loan portfolio	1,747,530	1,680,314
Other assets	25,691	27,257
	3,587,148	3,891,943

	June 30, 2003	December 31, 2002
	(Thousands of U.S. dollars)	
Liabilities:		
Deposits	2,822,880	3,110,925
Financial liabilities	210,319	240,050
Other liabilities	16,156	25,987
Subordinated debt	86,250	82,250
Preferred shares related to minority interests in consolidated subsidiaries	432	576
	3,136,037	3,459,788

At June 30, 2003, total assets and liabilities in foreign currency include balances denominated in currencies other than the U.S. dollar amounting to CHF 27,263,948 and Ps 121,644,595,000, equivalent to US$20,176,088 and US$43,213,000, respectively (CHF 27,139,976 and Ps 92,871,062,221, equivalent to US$19,535,000 and US$32,418,105 at December 31, 2002, respectively).

During the six-month period ended June 30, 2003, net income provided by exchange differences from the revaluation of the foreign currency position amounts to Bs 49,168 million (Bs 18,716 million during the six-month period ended December 31, 2002). Furthermore, during the six-month period ended June 30, 2003, income from intermediation in foreign currency sales and purchases transactions amounted to Bs 2,868 million (Bs 14,358 million during the six-month period ended December 31, 2002).

NOTE 22 - MEMORANDUM ACCOUNTS:

Memorandum accounts comprise the following:

	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Contingent debtor accounts:		
Guarantees granted	183,512	174,226
Letters of credit	127,039	98,002
Investments in resale operations	187,697	209,961
Transactions with derivative instruments	80,807	98,170
Other contingencies	27,261	58,753
	606,316	639,112
Assets received in trust	2,892,798	2,643,518
Special trust services	1,120,789	195,434

	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Debtor accounts for other special trust services (Housing Mutual Fund)	434,368	383,421
Other debtor memorandum accounts (Housing Mutual Fund)	9,702	7,722
Other debtor memorandum accounts:		
Custody of values received	1,443,254	1,741,975
Collections	151,572	150,131
Guarantees received	3,645,102	3,682,124
Lines of credit available	392,196	390,677
Securities authorized and issued	70,041	4,672
Premiums issued for collection	39,354	10,538
Other control accounts	1,859,950	1,869,598
	7,601,469	7,849,715
	12,665,442	11,718,922

Assets received in trust -

The combined financial statements of the trust fund include the following balances:

	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Assets:		
Cash and due from banks	62,653	1,813
Investment portfolio	1,602,843	1,481,309
Loan portfolio	1,071,737	996,639
Interest and commissions receivable	27,834	21,776
Assets received for administration	60,062	29,355
Other assets	67,669	112,626
	2,892,798	2,643,518
Liabilities:		
Other accounts payable	5,658	6,481
Other liabilities	50,492	56,677
	56,150	63,158
Shareholders' equity	2,836,648	2,580,360
Total liabilities and shareholders' equity	2,892,798	2,643,518

Investments included in trust fund accounts comprise the following:

	June 30, 2003		December 31, 2002	
	Amortized cost	Fair market value	Amortized cost	Fair market value
	(Millions of bolivars)			
Debt securities issued by foreign private-sector companies, with annual interest at between 0.60% and 6.81%, maturing between June and November 2003, and a par value of US$118,887,000 (with annual interest at between 1.30% and 12.85%, maturing between January and December 2003, and a par value of US$141,495,136 at December 31, 2002)	267,237	267,407 (1)	197,583	197,917 (1)
National Public Debt Bonds of the Bolivarian Republic of Venezuela, with annual interest at between 20.25% and 40.83%, maturing between July 2003 and July 2011, and a par value of Bs 686 million (with annual interest at between 25.08% and 30.23%, maturing between January 2003 and February 2007, and a par value of Bs 687,475 million at December 31, 2002)	651,858	623,347 (1)	659,036	617,400 (1)
Treasury notes issued by the Bolivarian Republic of Venezuela, with annual interest at between 19.15% and 37.63%, maturing between July 2003 and June 2004, and a par value of Bs 111 million (with annual interest at between 33.48% and 36.95%, maturing between January 2003 and February 2007, and a par value of Bs 31,310 million at December 31, 2002)	92,463	94,444 (1)	30,678	30,700 (1)
Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), 1,308,059 ADS, with a par value of US$18 each	-	-	33,654	23,066 (3)
Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), 11,541,195 common shares, with a par value of Bs 286 each	3,159	30,584 (3)	3,135	28,297 (3)
Carton de Venezuela, C.A., 32,684,075,024 common shares, with a par value of Bs 1 each	57,524	57,524 (4)	-	-
Time deposits, with annual interest at between 0.75% and 6.57%, and a par value of US$227,000,000, maturing between April and October 2003 (with annual interest at between 0.8% and 2.25%, maturing between February and April 2003, and a par value of US$120,939,000 at December 31, 2002)	362,696	362,696 (2)	310,555	310,555 (2)
Time deposits, with annual interest at between 10% and 30%, maturing between July and November 2003 (annual interest at between 27% and 37.5%, maturing between January and April 2003 at December 31, 2002)	86,550	86,550 (2)	151,980	151,980 (2)
Other	81,356	82,949	94,688	96,018
	1,602,843	1,605,501	1,481,309	1,455,933

(1) Based on present value of estimated future cash flows.

(2) Shown at par value, which is considered as fair market value.

(3) Market value based on prices listed on stock exchanges.

(4) Shown at cost.

The loan portfolio comprises the following:

	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Loans receivable	34,934	31,672
Loans to beneficiaries of employee termination benefit trust funds	872,830	800,454
Student loans	112,288	113,450
Other	51,685	51,063
	1,071,737	996,639

Debtor accounts from other special trust services (Housing Mutual Fund) -

The Venezuelan Housing Policy Law stipulates that contributions made to the fund by employees and employers, deposited in financial or savings institutions legally authorized to grant mortgages, be used to build, remodel or purchase homes.

Securities under spot agreements -

MERCANTIL purchases and sells securities under spot agreements at an established price. At June 30, 2003, net losses from adjustment to market value of Bs 380 million (Bs 2 million at December 31, 2002) are recorded in Other assets and Shareholders' equity. Spot transactions were settled within the seven working days after the date of origin.

	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Securities:		
Purchase rights	19,746	17,399
Sale rights	14,522	25
	34,268	17,424

Transactions with derivative instruments -

MERCANTIL enters into futures contracts for the purchase and sale of securities at a fixed price. The net gain resulting from these contracts during the six-month period ended June 30, 2002 was Bs 4,722 million (net gain of Bs 2,439 million during the six-month period ended December 31, 2002), shown in the consolidated statement of income.

MERCANTIL also enters into futures contracts for the sale of currency at a fixed price. The net gain from these transactions during the six-month period ended December 31, 2002 was Bs 278 million shown in the consolidated statement of income.

The situation of open transactions with negotiable instruments was the following:

	June 30, 2003		December 31, 2002	
Futures contracts	Millions of bolivars	Maturity	Millions of bolivars	Maturity
Exchange rates (foreign currency):				
Sale	3,307	December 2003	2,481	March 2003
Securities:				
Purchase	38,034	July 2003	68,230	February 2003
Sale	5,198	July 2003	10,035	February 2003
	46,539		80,746	

The risk to which MERCANTIL is exposed relates to noncompliance by other parties of the terms laid down in the contracts, as well as securities price and interest rate fluctuations. MERCANTIL has a control environment that includes policies and procedures for rating exchange and interest rate risks and monitoring derivative instruments as well as assessing credit risks related to other parties.

NOTE 23 - CREDIT-RELATED COMMITMENTS:

MERCANTIL has a number of commitments outstanding related to letters of credit, guarantees granted, lines of credit and credit card limits to meet the needs of its clients and to manage its own risk in respect of interest rate variation. Since many of the credit limits may expire without being used, the aggregate liabilities do not necessarily represent future cash requirements. Commitments to extend credit and letters of credit, and guarantees granted by MERCANTIL are recorded under Memorandum accounts.

Guarantees granted -

After conducting a credit risk analysis, MERCANTIL provides guarantees to certain customers within their line of credit. These guarantees are issued to a beneficiary who may execute the guarantee if the client fails to comply with the terms of the agreement. These guarantees have maturities of up to one year and earn annual commissions of between 0.5% and 3% of their value. Commissions in respect of these guarantees are recorded monthly while they remain in force.

Letters of credit -

Letters of credit usually mature within 90 days and are renewable. They are generally issued to finance a trade agreement for the shipment of goods from a seller to a buyer. MERCANTIL charges a fee of 0.1% to 3% on the amount of the letter of credit and records it under assets once a customer uses it. Unused letters of credit and other similar liabilities are included under Memorandum accounts.

Lines of credit -
MERCANTIL grants lines of credit to clients subject to prior credit risk evaluation and any guarantees required by MERCANTIL. These agreements are for a specific period, provided that clients do not default on the terms set forth therein. However, MERCANTIL may exercise its option to cancel a credit commitment with a particular customer at any time.

MERCANTIL issues renewable credit cards with limits of up to three years. However, it may exercise its option to cancel a credit commitment with a particular customer at any time. Nominal credit card interest rates are variable for transactions in Venezuela and fixed for transactions in the United States of America and, at June 30, 2003, interest rates were 45% and 14%, respectively (49% and 16.8% at December 31, 2002, respectively).

MERCANTIL exposure to credit loss in the event of noncompliance of terms by clients for credit extension, letters of credit and guarantees is represented by the notional contractual amounts of these credit-related instruments. Credit policies applied by MERCANTIL for these commitments are the same as those for the loan portfolio.

In general, to grant credit MERCANTIL evaluates each customer. The amount of collateral provided, if required by MERCANTIL, is based on customer credit assessment. The type of collateral varies, but may include accounts receivable, inventories, property and equipment and investment securities.

NOTE 24 - FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS:

The fair market value of a financial instrument is defined as the amount for which an instrument could be exchanged between two knowledgeable, willing parties, other than in a forced transaction, involuntary liquidation or distress sale. For those financial instruments with no quoted market prices available, fair market values have been estimated as the present value of future cash flows of the financial instruments or based on other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows, and the expectation of payments in advance. In addition, the fair market values presented below do not purport to reflect the value of other income-generating activities or future business activities; that is, they do not represent the value of MERCANTIL as a going concern.

Below is a summary of the most significant methods and assumptions used in estimating the fair market values of financial instruments:

Short-term financial instruments -
Short-term financial instruments, both assets and liabilities, are shown in the balance sheet at book value, which does not significantly differ from fair market value given their relatively short-term maturity. Included are cash equivalents, interest-earning deposits at other banks and commissions and interest receivable and payable, deposits with no fixed maturity and short-term maturity, and financial liabilities with short-term maturity.

Investment portfolio -
The fair market value of these financial instruments was determined using either quoted market prices, reference prices determined by trading operations on the secondary market, quoted market prices of financial instruments with similar characteristics or the estimated future cash flows from these securities. Investments in affiliates are shown at equity value and described in Note 7.

Loan portfolio -
Most of the loan portfolio earns interest at variable rates that are revised frequently, generally at 30 and 90 days for most of the short-term portfolio; Allowances are made for loans with some risk of recovery. Therefore, in management's opinion, the net book value of this loan portfolio approximates its fair market value.

Deposits -
The fair market value of customer deposits with no fixed maturity, such as interest-bearing deposits and savings accounts, is represented by the amount payable or due at the reporting date. Certain time deposits and interest-bearing accounts, particularly variable-rate deposits, have also been valued at book value due to their short-term maturity. Other fixed-rate deposits were not considered significant. The value of long-term relationships with depositors is not taken into account when estimating the fair market values disclosed.

Financial liabilities -
Short-term financial liabilities are shown at book value since they relate to funds obtained from other banks to increase liquidity; they are unsecured, generally mature between 90 and 180 days and bear interest at variable rates. Long-term financial liabilities are also shown at book value since most of them bear interest at variable rates.

Risk-based financial instruments recorded in memorandum accounts -
The fair market value of derivatives was calculated using their specific market prices, based on trading operations on the secondary market.

NOTE 25 - GEOGRAPHIC SEGMENT INFORMATION:

MERCANTIL operates primarily in the financial sector and its operations are broken down geographically as follows:

	Six-month periods ended	
	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Gross financial margin:		
Venezuela	295,099	239,072
United States of America	82,292	71,050
Other	4,221	4,419
Total	381,612	314,541
Net financial margin, commissions and other income:		
Venezuela	366,307	308,510
United States of America	86,818	84,602
Other	8,953	6,143
Total	462,078	399,255
Income before taxes, extraordinary items and minority interests:		
Venezuela	113,136	63,979
United States of America	31,733	42,415
Other	(847)	(747)
Total	144,022	105,647

	June 30, 2003		December 31, 2002	
	(Millions of bolivars)	%	(Millions of bolivars)	%
Assets:				
Venezuela	4,978,364	47	4,004,487	43
United States of America	5,050,853	48	4,674,099	50
Other	523,407	5	621,839	7
Total	10,552,624	100	9,300,425	100
Liabilities:				
Venezuela	4,420,676	47	3,562,030	43
United States of America	4,609,161	49	4,293,723	51
Other	418,532	4	528,077	6
Total	9,448,369	100	8,383,830	100

NOTE 26 - FINANCIAL INFORMATION BY SUBSIDIARY:

A summary of the financial information by subsidiary is shown below. This information includes the effect of elimination adjustments normally made on consolidation:

	Banco Mercantil	Commercebank Holding Corporation	Holding Mercantil Internacional (1)	Seguros Mercantil	Merinvest	Mercantil Inversiones y Valores and Others	Consolidated total
	(Millions of bolivars)						
Total assets	5,069	4,898	258	227	38	63	10,553
Investment portfolio	2,366	2,395	72	121	36	44	5,034
Loan portfolio, net	1,483	2,364	168	-	-	-	4,015
Deposits	3,970	4,124	225	-	-	-	8,319
Gross result before taxes	87	32	2	7	13	3	144
Net result for the period	83	21	2	7	12	3	128

(1) Holding company of Banco Mercantil Venezolano, N.V. and its subsidiary Banco del Centro, S.A. and Banco Mercantil (Schweiz) AG and its subsidiary BMC Bank & Trust Limited.

NOTE 27 - REGULATORY CAPITAL REQUIREMENTS:

MERCANTIL banking subsidiaries are subject to regulatory capital requirements imposed by the banking regulators in the countries in which they operate. Under these requirements, the banking subsidiaries must meet specific capital adequacy guidelines, which include quantitative measures of assets, liabilities, and certain contingent assets as calculated under regulatory accounting practices. These regulatory practices vary among the countries in which the banking subsidiaries operate, but are generally consistent with the framework of the Basel Accord. The banking subsidiaries are also subject to qualitative judgments of their assets, such as risk weighting per component and other factors.

The CNV requires certain minimum equity ratios applicable to MERCANTIL. Ratios at June 30, 2003 are as follows:

	Ratio %
Equity to risk-weighted assets and contingent operations (8% minimum requirement)	22.91
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	18.83

Ratios at June 30, 2003 are calculated in accordance with the Basel Accord as follows:

	Ratio %
Basel Accord:	
Equity to risk-weighted assets and contingent operations (8% minimum requirement)	22.86
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	18.79
Tier 1 equity to weighted assets (3% minimum requirement)	8.79

NOTE 28 - FUNDACION BANCO MERCANTIL:

MERCANTIL and some of its subsidiaries sponsor the "Fundación Banco Mercantil" founded in December 1988 to promote educational, cultural, artistic, social, religious and scientific programs, either directly or through donations and contributions to third parties. Contributions during the six-month period ended June 30, 2003 amounted to Bs 2,229 million (Bs 3,119 million during the six-month period ended December 31, 2002).

NOTE 29 - MONEY LAUNDERING PREVENTION:

Given the importance of money laundering prevention and the nature of the transactions of some subsidiaries, MERCANTIL relies on adequate control and supervision mechanisms to detect operations presumed to involve money laundering which have been specifically developed for Banco Mercantil, Commercebank, Seguros Mercantil and Merinvest. The subsidiary Banco Mercantil has updated and adapted the processes and manuals on this matter to the Wolfsberg principles, which constitute a body of standards to be applied against money laundering, corruption and related crimes.

In compliance with Venezuelan regulations on this matter, the main subsidiaries of MERCANTIL have set aside an allowance of 1% of its net six-monthly income for the purpose of preparing employee-oriented programs for the prevention of drug use and traffic (see Note 14).

NOTE 30 - FINANCIAL STATEMENTS OF MERCANTIL SERVICIOS FINANCIEROS, C.A. (HOLDING):

	June 30, 2003	December 31, 2002
	(Millions of bolivars)	
Assets:		
Cash and due from banks	16	1,021
Investment portfolio	1,216,331	991,568
Other assets	2,334	6,625
	1,218,681	999,214
Liabilities:		
Debenture bonds	110,000	70,000
Other liabilities	6,874	14,937
	116,874	84,937
Shareholders' equity:		
Shareholders' equity	1,101,807	914,277
Total liabilities and shareholders' equity	1,218,681	999,214
Income:		
Interest income	1,142	1,005
Equity in subsidiaries and affiliates and other	143,549	98,674
Expense:		
Operating	4,731	5,653
Interest	11,986	11,222
Income tax	34	7,993
Net income	127,940	74,811

NOTE 31 - SUPPLEMENTARY INFORMATION - CONSOLIDATED FINANCIAL STATEMENTS PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN VENEZUELA:

CNV rules stipulate that inflation-adjusted financial statements must be presented as supplementary information.

For the purpose of additional analysis, MERCANTIL has prepared financial statements in conformity with accounting principles generally accepted in Venezuela, incorporating in these supplementary financial statements the effect of differences with CNV rules (see Note 2).

Below are the consolidated balance sheet, the consolidated statement of income, and the consolidated statement of shareholders' equity, presented in accordance with accounting principles generally accepted in Venezuela:

CONSOLIDATED BALANCE SHEET

	June 30, 2003	December 31, 2002
	(Millions of constant bolivars at June 30, 2003)	
ASSETS		
CASH AND DUE FROM BANKS:		
Cash	100,507	222,167
Banco Central de Venezuela	517,278	515,610
Venezuelan banks and other financial institutions	4,265	7,442
Foreign banks and other financial institutions	50,032	89,579
Pending cash items	125,562	40,871
Provision for cash and due from banks	(1,079)	(956)
	796,565	874,713
INVESTMENT PORTFOLIO:		
Investments in trading securities	11,900	16,067
Investments in securities available for sale	2,740,506	2,972,377
Investments in securities held to maturity	433,242	468,650
Share trading portfolio	109,503	91,011
Investments in time deposits and placements	1,534,946	724,082
Restricted investments and resale agreements	287,863	302,745
	5,117,960	4,574,932
LOAN PORTFOLIO:		
Current	4,030,141	4,507,654
Rescheduled	95,361	110,946
Overdue	81,566	84,593
In litigation	19,853	36,124
	4,226,921	4,739,317
Allowance for losses on loan portfolio	(211,529)	(211,757)
	4,015,392	4,527,560
INTEREST AND COMMISSIONS RECEIVABLE	105,936	106,790
LONG-TERM INVESTMENTS	16,065	20,897
ASSETS AVAILABLE FOR SALE	21,963	27,858
PROPERTY AND EQUIPMENT	393,565	404,307
OTHER ASSETS	450,936	534,382
TOTAL ASSETS	10,918,382	11,071,439
MEMORANDUM ACCOUNTS	12,665,442	13,518,948

CONSOLIDATED BALANCE SHEET

	June 30, 2003	December 31, 2002
	(Millions of constant bolivars at June 30, 2003)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
DEPOSITS -		
Non-interest bearing checking accounts	1,201,862	1,243,765
Interest-bearing checking accounts	2,171,318	1,657,563
Savings deposits	2,728,297	3,011,250
Time deposits	2,217,875	2,576,215
	8,319,352	8,488,793
DEBT AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION:		
Publicly traded debt securities issued by MERCANTIL	108,099	78,192
FINANCIAL LIABILITIES:		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	26,756	35,593
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	3,031	1,263
Liabilities with foreign banks and savings and loan institutions, up to one year	19,354	67,907
Liabilities with foreign banks and savings and loan institutions, more than one year	257,654	196,887
Short sale of securities	-	34,526
Liabilities under repurchase agreements	1,574	3,896
Other liabilities, up to one year	101,170	146,411
Other liabilities, more than one year	51,071	56,682
	460,610	543,165
INTEREST AND COMMISSIONS PAYABLE	17,509	28,753
OTHER LIABILITIES	486,805	505,811
SUBORDINATED DEBT	137,655	132,790
TOTAL LIABILITIES	9,530,030	9,777,504
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	3,215	3,260
SHAREHOLDERS' EQUITY:		
Nominal capital stock	59,344	62,344
Capital inflation adjustment	422,829	422,829
Share premium	120,910	120,910
Capital reserves	313,290	313,290
Translation adjustment of net assets of subsidiaries abroad	43,162	42,908
Retained earnings	402,382	345,192
Shares repurchased held by subsidiary	(26,756)	(46,767)
Unrealized gain from restatement at market value of investments	49,976	29,969
TOTAL SHAREHOLDERS' EQUITY	1,385,137	1,290,675
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,918,382	11,071,439

CONSOLIDATED STATEMENT OF INCOME

	Six-month periods ended	
	June 30, 2003	December 31, 2002
	(Millions of constant bolivars at June 30, 2003)	
INTEREST INCOME:		
Income from cash and due from banks	9,193	14,497
Income from investment portfolio	236,479	184,875
Income from loan portfolio	328,524	394,333
Total interest income	574,196	593,705
INTEREST EXPENSE:		
Interest on demand and savings deposits	52,176	52,620
Interest on time deposits	99,931	130,002
Interest on securities issued by MERCANTIL	11,061	13,663
Interest on financial liabilities	13,987	19,415
Total interest expense	177,155	215,700
GROSS FINANCIAL MARGIN	397,041	378,005
Allowance for losses on loan portfolio	109,874	64,528
NET FINANCIAL MARGIN	287,167	313,477
COMMISSIONS AND OTHER INCOME:		
Trust fund operations	8,880	9,502
Foreign currency transactions	3,193	17,204
Commissions on customer account transactions	32,943	42,827
Commissions on letters of credit and guarantees granted	2,838	3,694
Equity in long-term investments	2,591	6,386
Exchange gains	52,929	22,493
Gain on sale of investment securities	22,977	14,239
Other income	63,577	52,601
Total commissions and other income	189,928	168,946
INSURANCE PREMIUMS, NET OF CLAIMS:		
Premiums	98,679	113,040
Claims	(76,543)	(90,656)
Total insurance premiums, net of claims	22,136	22,384
OPERATING EXPENSES:		
Salaries and employee benefits	140,043	153,602
Depreciation, property and equipment expenses, amortization of intangibles and other	73,397	84,623
Fees paid to regulatory agencies	10,532	9,465
Other operating expenses	145,088	151,813
Total operating expenses	369,060	399,503
RESULT FROM EXPOSURE TO INFLATION	(32,135)	(19,747)
Operating income before taxes and minority interests	98,036	85,557
TAXES:		
Current	(20,403)	(34,758)
Deferred	4,355	(1,832)
Total taxes	(16,048)	(36,590)
Net income before minority interests	81,988	48,967
MINORITY INTERESTS	(155)	(152)
NET INCOME FOR THE PERIOD	81,833	48,815

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND DECEMBER 31, 2002

(Millions of constant bolivars at June 30, 2003)

	Capital stock								
	Nominal	Inflation adjustment	Share premium	Capital reserves	Translation adjustment of net assets of subsidiaries abroad	Retained earnings	Shares repurchased held by subsidiary	Unrealized gain from restatement at market value of investments available for sale	Total shareholders' equity
Balances at June 30, 2002	58,648	422,261	125,174	312,864	86,122	312,789	(42,920)	29,263	1,304,201
Net income for the period	-	-	-	-	-	48,815	-	-	48,815
Stock dividends	3,696	568	(4,264)	-	-		-	-	-
Shares repurchased	-	-	-	-	-	-	(3,847)	-	(3,847)
Cash dividends	-	-	-	-	-	(15,986)	-	-	(15,986)
Appropriation to legal reserve	-	-	-	426	-	(426)	-	-	-
Unrealized gain on investments	-	-	-	-	-	-	-	706	706
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	(43,214)	-	-	-	(43,214)
Balances at December 31, 2002	62,344	422,829	120,910	313,290	42,908	345,192	(46,767)	29,969	1,290,675
Net income for the period	-	-	-	-	-	81,833	-	-	81,833
Shares repurchased	-	-	-	-	-	-	(1,286)	-	(1,286)
Redemption of shares	(3,000)					(18,297)	21,297		-
Cash dividends	-	-	-	-	-	(6,346)	-	-	(6,346)
Unrealized gain on investments	-	-	-	-	-	-	-	20,007	20,007
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	254	-	-	-	254
Balances at June 30, 2003	59,344	422,829	120,910	313,290	43,162	402,382	(26,756)	49,976	1,385,137

Below is a summary of the main bases used in the preparation of the consolidated inflation-adjusted financial statements:

The supplementary inflation-adjusted financial information has been prepared based on Revised Statement of Accounting Principles No. 10 (DPC 10) "Rules for the preparation of financial statements for the effect of inflation." The purpose of restating the financial statements for the effects of inflation using the General Price Level (GPL) method is to present them in currency of uniform purchasing power, according to the Consumer Price Index (CPI) for the Metropolitan Area of Caracas published by BCV. Consequently, the accompanying financial statements do not purport to reflect market or realizable values of nonmonetary assets, which will normally differ from amounts adjusted based on the CPI.

Inflation indices and rates -
The CPI indices and inflation rates for the six-month periods ended June 30, 2003 and December 31, 2002, according to information published by BCV, are as follows:

Six-month periods ended	CPI base for 1997=100	Inflation rate %
June 2003	350.07	15.36
December 2002	303.47	16.33

Monetary assets and liabilities and result from monetary position -
Monetary assets and liabilities at June 30, 2003, including amounts in foreign currency are, by their nature, shown in terms of purchasing power at that date.

For comparative purposes, monetary assets and liabilities at December 31, 2002 have been adjusted for the effects of inflation and are expressed in terms of purchasing power at June 30, 2003.

The result from monetary position reflects the loss or gain obtained from maintaining a net monetary asset or net monetary liability position during an inflationary period and is shown in the consolidated statement of income under Result from exposure to inflation.

Nonmonetary assets -
Property and equipment is recorded in constant currency at June 30, 2003, according to the CPI at their dates of origin, at amounts which do not exceed their recoverable value as determined by independent appraisers in June 2003.

Shares held in unconsolidated subsidiaries and affiliates are reported under the equity method, based on the inflation-adjusted financial statements of those companies.

Other investment securities are recorded based on their intended use, as investments in trading securities, investments in securities available for sale, investments in securities held to maturity, share trading portfolio, investment deposits and time deposits and restricted investments.

Shareholders' equity -
All equity accounts are reported in constant currency at June 30, 2003. Dividends are stated in constant currency based on the date they were declared.

Statement of income -
Operating income and expenses have been adjusted based on their dates of origin, except for costs and expenses related to nonmonetary items, which have been adjusted based on the previously restated nonmonetary items to which they relate. The adjustment for expenses associated with nonmonetary items, mainly depreciation of Property and equipment, of Bs 73,397 million for the six-month period ended June 30, 2003 was charged to income (Bs 84,623 million for the six-month period ended December 31, 2002).

Gains or losses on the sale of shares, investments in real and personal property and other nonmonetary items are determined based on the sales price and inflation-adjusted book value.

A breakdown of the items with significant differences in respect of the primary financial statements, as detailed in Notes 3 to 29, is shown below:

a) Property and equipment -

	June 30, 2003			December 31, 2002		
	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
	(Millions of constant bolivars at June 30, 2003)					
Buildings and installations	418,089	(139,425)	278,664	434,040	(151,210)	282,830
Office furniture and equipment	220,767	(167,746)	53,021	224,827	(161,661)	63,166
Land	40,101	-	40,101	41,643	-	41,643
Other assets	23,191	(1,412)	21,779	18,348	(1,680)	16,668
	702,148	(308,583)	393,565	718,858	(314,551)	404,307

At June 30, 2003, Property and equipment, including buildings, installations and land amounting to Bs 178,678 million, has an estimated market value of Bs 359,976 million calculated by independent appraisers in June 2003 and an inflation-adjusted value of Bs 331,685 million in constant amounts at that date.

b) Other assets -

	June 30, 2003	December 31, 2002
	(Millions of constant bolivars at June 30, 2003)	
Goodwill, net of accumulated amortization:		
Interbank, C.A. (Banco Universal)	201,015	206,768
Seguros Orinoco, C.A.	26,772	27,576
Seguros Mercantil, C.A.	7,675	6,214
	235,462	240,558
Deferred expenses, net of accumulated amortization	51,541	54,804
Systems development, net of accumulated amortization	37,093	41,219
Deferred income tax	27,992	17,944
Pending items	15,276	14,073
Accounts receivable	18,967	52,616
Other prepaid expenses	16,716	12,549
Insurance premiums receivable	33,507	30,412
Banco Mercantil main office, branches and agencies	178	2,115
Accounts receivable from other credit card issuing institutions	3,641	3,539
Advances for acquisition of real property	5,212	5,415
Prepaid taxes	4,255	7,528
Prepaid advertising	3,523	636
Stationery and office supplies	3,270	2,390
Accounts receivable from reinsurers	2,011	2,130
Other items to be adjusted from transactions with derivate instruments	-	57,518
Other	4,540	2,889
	463,184	548,335
Allowance for estimated losses on other assets	(12,248)	(13,953)
	450,936	534,382